AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 20, 2006
                                                     REGISTRATION NO. 333-137531
                                                                   AND 811-21952

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                          PRE-EFFECTIVE AMENDMENT No. 1

                                       AND

                             REGISTRATION STATEMENT
                    UNDER THE INVESTMENT COMPANY ACT OF 1940
                          PRE-EFFECTIVE AMENDMENT No. 1


                                   Registrant
                OLD MUTUAL FINANCIAL NETWORK SEPARATE ACCOUNT VA

                                    Depositor
                       OM FINANCIAL LIFE INSURANCE COMPANY
                  1001 Fleet Street, Baltimore, Maryland 21202
                                 (800) 445-6758

Agent for Service                     Copy to:
Ken Reitz                             Joan E. Boros
Old Mutual Financial Network          Jorden Burt LLP
1001 Fleet Street - 6th Floor, Law    1025 Thomas Jefferson St. N.W. - Ste. 400E
Baltimore, Maryland 21202             Washington , D.C.
E-mail: KEN.REITZ@OMFN.COM            E-Mail: JEB @Jordenusa.com


     TITLE OF SECURITIES BEING REGISTERED: Individual Variable Annuity Contract

     APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: as soon as practicable after the effective date.

THIS REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A) MAY DETERMINE.

                                BEACON NAVIGATOR
                  CROSS REFERENCE TO ITEMS REQUIRED BY FORM N-4
 PART A

N-4 ITEM                                   CAPTION IN PROSPECTUS
--------                                   ---------------------------

  1   Cover Page                           Cover Page

  2   Definitions                          Defined Terms

  3   Synopsis                             Contract Overview; Charges

  4   Condensed Financial Information      N/A

  5   General Description of               Allocation Options; Miscellaneous:
      Registrant, Depositor and Portfolio About Our Company, Voting Rights Companies

  6   Deductions and Expenses              Charges; Charges Explained;
                                           Miscellaneous: Distribution of
                                           Contracts

  7   General Description of               Important Contract Provisions; Cover
      Variable Annuity Contracts           Page; Last Page

  8   Annuity Period                       Distributions; Important Contract
                                           Provisions; Allocation Options

  9   Death Benefit                        Distributions; Important Contract
                                           Provisions

10    Purchases and Contract Value         Cover Page; Important Contract
                                           Provisions; Distributions;
                                           Miscellaneous: Distributions of
                                           the Contracts

11    Redemptions                          Distributions; Important Contract
                                           Provisions

12    Taxes                                Federal Income Tax Matters

13    Legal Proceedings                    Miscellaneous: Legal Proceedings


PART B

14      Table of Contents for             Last Page
Statement of Additional Information
                                          CAPTION IN STATEMENT OF ADDITIONAL
                                          INFORMATION

15   Cover Page                           Cover Page

16   Table of Contents                    Table of Contents

17   General Information and              General Information and History
     History

18   Services                             N/A

19   Purchase of Securities Being         N/A
     Offered

20   Underwriters                         Underwriters

21   Calculation of Performance           N/A
     Data

22   Annuity Payments                     N/A

23   Financial Statements                 Financial Statements

Prospectus: _________, 2006

                                                  Issuer: OM Financial Life Insurance Company
                                             Old Mutual Financial Network Separate Account VA


                                    BEACON NAVIGATOR

                                 Flexible Premium Deferred
                                 Variable Annuity Contract
This                                                                                   You may
prospectus                                                                allocate all or part
describes the Contract,                                               of your investment among
especially its Separate Account.                                  Separate Account Subaccounts
The Contract is designed to help you, the                 (where you have the investment risk,
Owner,  invest on a tax-deferred basis and meet   including   possible   loss  of   principal)
long-term    financial   goals.   It   provides   investing     in     non-publicly     traded
optional  features  for you to  select  from to   portfolios.  You may also  allocate  part of
meet  your  particular  needs;  not  all may be   your premium among General  Account  options
available  in your  state.  As an  annuity,  it   (where  we  have  the  investment  risk  and
also  provides you with several ways to receive   guarantee   a   certain   return   on   your
regular   income  from  your   investment.   An   investment).  Read  the  ALLOCATION  OPTIONS
initial  minimum  payment is required.  Further   section   of  this   Prospectus   for   more
investment is optional.                           information.

-------------------------------- -------------------------------------- ----------------------------- ------------------------------
SUBACCOUNTS BY
UNDERLYING
PORTFOLIOS
                                 o   Templeton Developing Markets       PIMCO (ADMINISTRATIVE CLASS)  THIRD AVENUE
ALLIANCEBERNSTEIN                      Securities Fund - Class II       o   VIT High Yield             o    Value
o   VPS International Growth B   o   Templeton Global Asset Allocation  o   VIT Long US                VAN KAMPEN / MORGAN STANLEY
o   VPS International Value B          Securities Fund - Class II             Government               o    UIF Core Plus Fixed
AMERICAN CENTURY INVESTMENTS     o   Templeton Global Income Securities o   VIT Commodity                     Income II
o   VPIncome and Growth II           Fund -Class II                           Real Return              o    UIF Emerging Markets
o   VP International  II         LEGG MASON                             o   VIT Global                        Debt II
o   VP Mid Cap Value II          o    Variable Aggressive Growth  II    o   VIT Money Market           o    UIF Mid Cap Growth II
o   VP Value II                  o    Variable Fundamental Value II     o   VIT Real Return            o    UIF Mid-Cap Value II
FRANKLIN TEMPLETON (VIP)         o    Variable Small Cap Growth II      o   VIT Total Return           o    VK LIT Growth and
o   Franklin Global              o    Variable Strategic Bond II        PIONEER (VCT II)                      Income II
      Communications Securities  NEUBERGER BERMAN                       o   Cullen Value
      Fund - Class II            o    AMT Limited Maturity Bond I       o   Equity Income              GENERAL ACCOUNT
o   Mutual Discovery Securities  o    AMT Partners I                    o   Pioneer                    OPTIONS
      Fund - Class II            o    AMT Regency S                     o   High Yield                 o  We offer fixed interest
o   Mutual Shares Securities     o    AMT Guardian S                    o   Small Cap Value               options for 1 year and
      Fund - Class II            o    AMT MidCap Growth S               o   Strategic Income              Dollar Cost Averaging
o   Franklin U.S. Government     OLD MUTUAL (SERVICE CLASS)             ROYCE (SERVICE CLASS)             fixed interest options
      Fund - Class II            o    VA Asset Allocation Balanced      o   Micro Cap                     for 6-month and 12-month
                                 o    VA Asset Allocation Conservative  o   Small Cap                     periods.
                                 o    VA Asset Allocation Moderate      T. ROWE PRICE                  Guarantees are based upon our
                                      Growth                            o   Blue Chip Growth II        claims paying ability and
                                                                        o   Equity Income II           do not extend to the
                                                                        o   Health  Sciences II        variable account options.

-------------------------------- -------------------------------------- ----------------------------- ------------------------------

An optional Account Enhancement Package available for an additional charge provides a vested bonus credit to your Contract Value on your Contract's fourth and each subsequent Anniversary while your Contract is in force. You should not purchase this feature unless you intend to keep your Contract in force for at least four years. Electing other optional features that relate to early withdrawals may be inconsistent with electing this feature. See this prospectus' IMPORTANT CONTRACT PROVISIONS section for details.

A Statement of Additional Information and other information about us and the Contract, with the same date as this prospectus, is on file with the Securities and Exchange Commission ("SEC") and is incorporated into this prospectus by reference. For a free copy, access it on the SEC's Web site (WWW.SEC.GOV, select "Search for Company Filings," then "Companies," then type file number 333-137531), or write or call us at the number below. The Table of Contents for the Statement of Additional Information is on the last page of this prospectus.

     THE SEC DOES NOT PASS UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS, AND HAS NOT APPROVED OR DISAPPROVED THE CONTRACT. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

         NOT FDIC INSURED  o   MAY LOSE VALUE   o   NO BANK GUARANTEE

                         TABLE OF CONTENTS BEGIN ON PAGE

                DEFINED TERMS.....................................3
                CHARGES...........................................4
                FINANCIAL INFORMATION.............................5
                CONTRACT SUMMARY..................................5
                CHARGES EXPLAINED.................................7
                    Withdrawal Charge
                    Annual Contract Fee
                    Mortality and Expense Risk Charge
                    Transfer Fee
                    Tax Charges
                    Fees Charged by the Portfolios
                    Optional Charges for the Account Protection
                       Package and the Account
                       Enhancement Package
                    Waiver of Certain Charges
                ALLOCATION OPTIONS................................9
                    Separate Account Subaccounts
                    General Account Options
                    Transfers
                    Third Party Services
                    Disruptive Trading Procedures
                    Systematic Transfer Programs:
                        Dollar Cost Averaging, Portfolio
                    Rebalancing
                    Asset Allocation Options
                IMPORTANT CONTRACT PROVISIONS....................16
                    Contract Application and Issuance
                    Contract Value
                    Telephone Transactions
                    Death of Annuitant
                    Delay of Payments
                    Beneficiary
                    Contract Changes
                    Contract Termination
                    Optional Features
                DISTRIBUTIONS....................................21
                    Withdrawals
                    Death Benefits
                    Annuity Income Benefits
                FEDERAL INCOME TAX MATTERS.......................26
                MISCELLANEOUS....................................29
                    About Our Company
                    Distribution of the Contracts
                    Voting Privileges
                    Legal Proceedings
                APPENDIX A: Tax-Qualified Plan Disclosures......A:1
                Thank You.  If You Have Questions,........Last Page
                Statement of Additional Information
                  Table of Contents.......................Last Page

CONTACTING US. To answer your questions or to send additional premium, contact your sales representative or write or call us at:

                       OM Financial Life Insurance Company
                                 Service Center
                                 P.O. Box 725049
                           Atlanta, Georgia 31139-2049
                                       or
                             6425 Powers Ferry Road
                             Atlanta, Georgia 30339
                       Toll Free Telephone: 1-866-599-2760
                               Fax: 1-770-690-1967
                                    omfn.com

Express mail packages should be sent to our street address, not our P.O. Box address.

REMEMBER, THE CORRECT FORM OF WRITTEN NOTICE "IN GOOD ORDER" is important for us to accurately process your Contract elections and changes. Many forms can be found on the on-line services section of our Web site. Or, call us at our toll-free number and we will send you the form you need and tell you the information we require.

FACSIMILE WRITTEN NOTICE. To provide you with timely service, we accept Written Notice by facsimile. However, by not requiring your original signature, there is a greater risk unauthorized persons can manipulate your signature and make changes on your Contract (including withdrawals) without your knowledge. We are entitled to act upon facsimile signatures that reasonably appear to us to be genuine.

                             MAKE CHECKS PAYABLE TO:
                               "OM Financial Life
                               Insurance Company"

DEFINED TERMS
--------------------------------------------------------------------------------


ACCUMULATION UNITS are accounting units of measure used to calculate the Contract Value allocated to Subaccounts of the Separate Account. The Contract describes how Accumulation Units are calculated.

ANNUITY DATE is the date annuity payments are scheduled to begin. This date is identified on the Contract Information page of your Contract. You may change this date, as permitted by the Contract and otherwise described in this prospectus.

BUSINESS DAY is each day that the New York Stock Exchange (NYSE) is open for trading and we are open for business. Except in an emergency, as declared by the SEC, we are open the same days as the NYSE.

CONTRACT, together with any endorsements thereto, is the legal document memorializing the agreement between you and us. In those States where the Contract is issued as a group contract, "Contract(s)" shall also mean "Certificate(s)."

CONTRACT DATE is within two Business Days from the date we receive your application and initial premium in good order and issue the Contract. It is the date used to determine Contract Anniversaries and Contract Years.

CONTRACT VALUE is the value of amounts you have allocated to Contract allocation options as of a referenced date and before subtracting any withdrawal charge that would apply upon a withdrawal of Contract Value.

CONTRACT YEAR/MONTH/ANNIVERSARY are measured from respective anniversary dates of the Contract Date.

OWNER, YOU, YOUR is you -- the person(s) or legal entity who may exercise all rights and privileges under the Contract. Where the Contract is issued as a Group Contract, Contract Owner as used herein is the Certificate Owner (sometimes called a Group Contract Participant). If there are joint Owners, the signatures of both Owners are needed to exercise rights under the Contract. Ownership and ownership rights of minors are subject to special rules.

SUBACCOUNT is a division within the Separate Account for which Accumulation Units are separately maintained. Each Subaccount corresponds to a single underlying non-publicly traded portfolio of a series fund.

WITHDRAWAL VALUE is the Contract Value less any applicable withdrawal charge and Contract fee.

WE, US, OUR, OM FINANCIAL - OM Financial Life Insurance Company.

WRITTEN NOTICE OR REQUEST -- Written notice signed by you, or electronic notice with your electronic `signature' provided in a manner we accept, on a form approved by or acceptable to us, that gives us the information we require and is received at OM Financial Service Center, P.O. Box 725049, Atlanta, Georgia 31139-2049 (or 6425 Powers Ferry Road, Atlanta, Georgia 30339), fax 1-770-690-1967. Call us if you have questions about what form or information is required.

--------------------------------------------------------------------------------


 THIS PROSPECTUS MAY ONLY BE USED TO OFFER THE CONTRACT WHERE THE CONTRACT MAY
     LAWFULLY BE SOLD. THE CONTRACT, AND CERTAIN FEATURES DESCRIBED IN THIS
                PROSPECTUS, MAY NOT BE AVAILABLE IN ALL STATES.

    IF YOUR CONTRACT IS ISSUED AS PART OF A QUALIFIED PLAN UNDER THE INTERNAL REVENUE CODE, REFER TO ANY PLAN DOCUMENTS AND DISCLOSURES FOR INFORMATION
   ABOUT HOW SOME OF THE BENEFITS AND RIGHTS OF THE CONTRACT MAY BE AFFECTED.

 CHARGES

        The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between allocation options. (Schedules will differ when required by state law, but amounts will not exceed those shown in this table.)

-----------------------------------------------------------------------------------------------
TRANSACTION FEES
-----------------------------------------------------------------------------------------------
---------------------------------------------- ------------------------------------------------
WITHDRAWAL CHARGES Years since receipt of premium: DEDUCTED AS A % OF
EACH PREMIUM WITHDRAWN.
---------------------------------------------- ------ ----- ----- ----- ---- ----- ----- -----
                                                 1     2     3     4     5    6     7     8+
---------------------------------------------- ------ ----- ----- ----- ---- ----- ----- -----
                                                 8%    7%    6%    5%    3%   2%    1%    0%
                                               ------ ----- ----- ----- ---- ----- ----- -----
TRANSFER FEE
      PER TRANSFER AFTER 20 FREE TRANSFERS PER CONTRACT YEAR.  DEDUCTED              $20
PRO-RATA FROM TRANSFERRED SUBACCOUNTS AND GENERAL ACCOUNT INVESTMENTS.
------------------------------------------------------------------------------- --------------
        The next table describes the fees and expenses that
        you will pay periodically during the time that you own the
        Contract, to equal the annualized charges shown, not including
        Subaccount portfolio operating fees and expenses.
----------------------------------------------------------------------------------------------
ANNUAL FEES AND EXPENSES
----------------------------------------------------------------------------------------------
ANNUAL CONTRACT FEE
        CURRENTLY WAIVED IF CONTRACT VALUE OF ALL VARIABLE ANNUITY
        POLICIES ISSUED BY US AND OWNED BY YOU ARE AT LEAST $50,000 ON A        o Guaranteed
        CONTRACT ANNIVERSARY  THE CONTRACT FEE IS LEVIED ON EACH                  Maximum: $50
        CONTRACT ANNIVERSARY AGAINST SUBACCOUNT INVESTMENTS ON A                o Current: $0
        PRO-RATA BASIS (UNLESS YOU SPECIFY OTHERWISE).
----------------------------------------------------------------------------------------------
SEPARATE ACCOUNT ANNUAL EXPENSES
        CHARGE IS DEDUCTED DAILY FROM ASSETS ALLOCATED TO THE
        SUBACCOUNTS ON A PRO-RATA BASIS TO EQUAL THE ANNUAL % SHOWN.
------------------------------------------------------------------------------- --------------
                                                                                o Guaranteed
   MORTALITY & EXPENSE RISK CHARGE                                                Maximum: 2.00%
                                                                                   Current:1.55%
----------------------------------------------------------------------------------------------
   OPTIONAL FEATURE FEES
        CHARGE IS DEDUCTED DAILY FROM ASSETS ALLOCATED TO THE
        SUBACCOUNTS ON A PRO-RATA BASIS TO EQUAL THE ANNUAL % SHOWN.
----------------------------------------------------------------------------------------------
------------------------------------------------------------------------------- --------------
   o  ACCOUNT ENHANCEMENT PACKAGE (PAYABLE FOR THE LIFE OF THE CONTRACT)        o Guaranteed
                                                                                  Maximum: 1.00%
                                                                                o Current: 0.45%
------------------------------------------------------------------------------- --------------
   o  ACCOUNT PROTECTION PACKAGE (PAYABLE UNTIL REVOKED BY OWNER)               o Guaranteed
                                                                                  Maximum: 1.15%
        SINGLE OWNER                                                            o Current: 0.85%
        JOINT SPOUSAL OWNERS                                                    o Current: 0.95%
------------------------------------------------------------------------------- --------------
TOTAL POSSIBLE SEPARATE ACCOUNT CHARGES (IF EVERY OPTION IS SELECTED)           o Guaranteed
                                                                                  Maximum: 4.15%
        SINGLE OWNER                                                            o Current: 2.85%
        JOINT SPOUSAL OWNERS                                                    o Current: 2.95%
------------------------------------------------------------------------------- --------------

        The next table shows the minimum and maximum total
operating expenses charged by the portfolio companies. The operating expenses are expressed as a percentage of average net assets for the year ended December 31, 2005. More detail concerning each portfolio company's fees and expenses is contained in the prospectus for each portfolio company.
------------------------------------------------------------------------------------------------
TOTAL ANNUAL PORTFOLIO COMPANY OPERATING EXPENSES EXPENSES THAT ARE DEDUCTED
    FROM PORTFOLIO COMPANY ASSETS, INCLUDING MANAGEMENT FEES, DISTRIBUTION
    AND/OR SERVICE (12B-1) FEES, AND OTHER EXPENSES
------------------------------------------------------------------------------------------------
Before any Waivers and Reductions                                       0.50% (1)      5.71% (2)

(1) PIMCO VIT Money Market Portfolio.
(2) Pioneer Cullen Value VCT Portfolio Class II. The Portfolio advisor has agreed to a contractual expense limitation in effect through May 1, 2007 under which the Advisor has agreed to not impose all or a portion of its management fee and, if necessary, to limit other ordinary operating expenses to the extent required to reduce Class II expenses to 1.00% of the Average daily net assets attributable to Class II shares. There can be no assurance that the Advisor will extend the expense limitation beyond May 1, 2007.

[ ]     EXAMPLES OF EXPENSES

        The Examples below are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity policies. These costs include Contract owner transaction expenses, contract fees, separate account annual expenses, and underlying portfolio fees and expenses.

        The Examples assume that you invest $10,000 in the Contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the underlying portfolio and Contract fees and expenses indicated. THE EXAMPLE AMOUNTS ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. YOUR ACTUAL EXPENSES MAY BE HIGHER OR LOWER THAN THOSE SHOWN IN THE CHART. Please note that although the examples assume $10,000 premium to aid comparisons, our minimum premium for this Contract is $20,000.

       -------------------------- ---------------------- ---------------------
            Surrender Contract       Annuitize Contract    Contract is neither
               at the end of         at the end of the       surrendered nor
            the time period. ($)        time period. ($)     annuitized. ($)
       -------------------------- ---------------------- ---------------------
              1 Yr       3 Yr        1 Yr       3 Yr      1 Yr       3 Yr
 -------------------------------- ---------------------- ---------------------
 MAXIMUM
 CONTRACT     $1,838      $3961      $1,838      $3,961    $1,255    $3,595
 EXPENSES (1)
 -------------------------------- ---------------------- ---------------------
 MINIMUM
 CONTRACT      $859      $1,135       $859       $1,135      $206      $638
 EXPENSES (2)
 ------------------------------------------------------- ---------------------

(1) MAXIMUM CONTRACT EXPENSE FEES. This example assumes maximum charges of 2.00% for Separate Account annual expenses (our current Separate Account annual expenses are 1.55%), a $50 guaranteed maximum Contract fee (although our current Contract fee is $0), 2.15% of Contract Value guaranteed maximum annual expenses for optional packages (Account Enhancement Package and Account Protection Package for a single life; current total charges are 1.30%), plus the maximum fees and expenses before any waivers or reductions of any of the portfolio companies (5.71%).
(2) MINIMUM CONTRACT EXPENSE FEES. This example assumes only current charges of 1.55% for Separate Account annual expenses, plus the minimum fees and expenses after any waivers or reductions of any of the portfolio companies (0.50%).


FINANCIAL INFORMATION

        We provide Accumulation Unit value history for each Separate Account Subaccount. This is a new Contract form, thus there is no Accumulation Unit value history until the Contract has been available for sale for one year. Financial statements of OM Financial are included in the Statement of Additional Information. The Separate Account is commencing operations on the date of this prospectus, thus there are no financial statements for the Separate Account at this time. To learn how to get a copy of the Statement of Additional Information, see the front or back page of this prospectus.

CONTRACT SUMMARY
PLEASE READ EACH SECTION OF THIS PROSPECTUS FOR ADDITIONAL DETAIL.

        The BEACON NAVIGATOR Contract is a deferred variable annuity savings vehicle offering a variety of allocation options to help meet long-term financial goals. The Contract includes options for you to select to meet your particular needs; not all are available in all states. Charges are discussed in this prospectus' CHARGES and CHARGES EXPLAINED sections. You can allocate premiums among allocation options identified on this prospectus' cover and discussed in the ALLOCATION OPTIONS section.

        You, the Contract Owner, have all rights to exercise the terms of this Contract while it is in force. Your named annuitant has rights to receive Contract annuity benefits during the annuity income period, and once those payments begin, you cannot change them. Subject to qualified plan or other tax limitations and before the Annuity Date, you may change your Contract's designated annuitant. Your named beneficiary(ies) only have rights to Contract proceeds once they become payable due to your death. A beneficiary may elect to receive his/her share of Contract proceeds pursuant to an Annuity Income Option or in a lump sum. Unless a beneficiary designation is irrevocable, is also a Joint Owner of the Contract, or is your spouse under a qualified plan with certain beneficiary rights (described in this Prospectus), at any time prior to your death, you may change your Contract beneficiary. A Beneficiary who is your spouse or Joint Owner may have rights to continue the Contract.

--------------------------------------------------------------------------------
The Contract accumulates capital on a tax-deferred basis. The purchase of a Contract to fund a tax-qualified retirement plan account does not provide additional tax deferred treatment beyond the treatment provided by the plan itself. However, the Contract provides benefits such as lifetime income payments and family protection through death benefits.
--------------------------------------------------------------------------------

        ACCUMULATION PERIOD. During the accumulation period, earnings in the Contract are not taxed. During this period, you can invest additional money into the Contract, transfer amounts among the allocation options, and withdraw some or all of your Contract Value. Expanded withdrawal rights are available to you if you meet Contract requirements for nursing home care or terminal illness. Some restrictions may apply to transfers (especially into and out of General Account options). Withdrawals may be subject to a withdrawal charge, income tax and a penalty tax.

        ANNUITY INCOME PERIOD. The accumulation period ends and the annuity income period begins on a date you select but not later than the Contract Anniversary nearest the annuitant's 100th birthday. If you do not specify a date, the Annuity Date will be the later of the first Contract Anniversary after the annuitant's 90th birthday or the 14th Contract Anniversary. During the annuity income period, we will make periodic payments to the Owner, unless you specify otherwise. You can usually select payments that are guaranteed to last for the annuitant's entire life or for some other period. Some or all of each payment will be taxable. The Account Protection Package, an optional benefit available for an additional charge and described in this prospectus' IMPORTANT CONTRACT PROVISIONS section, provides an alternative method of accessing your Contract Value.

[ ]     CONTRACT OPERATION & FEATURES

PREMIUMS.
o Minimum initial premium: $20,000.
o Required Contract Value: generally, $2,000 or more.
o Minimum additional premium: $50 per payment.
o Maximum issue age: 85.
o Additional premium is not accepted, without our approval, on or after the later of (i) the Contract Anniversary following your or the annuitant's maximum issue age birthday, or (ii) the Annuity Date.

ALLOCATION OPTIONS.
o You bear the risk of loss, including principal, but also have the opportunity for market growth in allocations to Separate Account Subaccounts, which in turn invest in corresponding underlying portfolios. General Account option allocations are invested in our general account, earn a guaranteed minimum interest rate plus an additional declared interest rate and we bear the risk of loss.
o You may transfer among allocation options, subject to limits. Dollar cost averaging and portfolio rebalancing are available.

DEDUCTIONS FROM ASSETS. (SEE CHARGES ON NEXT PAGES.)


ACCESS TO CONTRACT VALUE.
o Several annuity options are available.
o Guaranteed Minimum Withdrawal Benefits are available.

WITHDRAWALS.
o Withdrawal charges apply to most withdrawals of Contract Value for 7 years after a premium is received, but are less for eligible nursing home or terminal illness withdrawals. Withdrawal charges do not apply to premium withdrawn up to a cumulative 10% of total premium paid each Contract Year. An optional feature, available for a charge, allows Contract Value to be withdrawn at the end of Contract Year 4 free of a withdrawal charge.
o Each withdrawal must be at least $100.

DEATH BENEFIT.
o A standard death benefit is payable upon the death of the Owner unless an optional enhanced guaranteed minimum death benefit is elected and is payable.

OPTIONAL FEATURES.
o Optional features available are listed in this prospectus' IMPORTANT CONTRACT PROVISIONS section and described throughout this prospectus. Most can only be elected at Contract issue.


[ ]     TAX-QUALIFIED PLANS

The Contract can be used to fund a tax-qualified plan such as an IRA or Roth IRA, SEP, or a rollover tax-sheltered annuity under Internal Revenue Code
Section 403(b). It cannot be used to fund a 401(k) Roth IRA or 403(b) Roth plans. The Contract does not provide additional tax deferral beyond any provided by the tax-qualified plan. You should consider whether the other benefits of the Contract would be of value to you. This Prospectus generally addresses terms that affect a non-tax-qualified annuity. If your Contract funds a tax-qualified plan, read the Qualified Plan Disclosures in this prospectus' APPENDIX A to see how they might change your Contract rights and requirements and the Tax Section with regard to required minimum distributions. Contact us if you have questions about the use of the Contract in these or other tax-qualified plans.

[ ]     CHANGES TO THE CONTRACT FORM

In addition to registering this Contract with the SEC as a security, this Contract also is filed with applicable state insurance departments. SEC registration does not constitute SEC approval of the Contract, and filing it with a state insurance department filing may not signify that department's approval of the Contract. We cannot change the terms of this Contract without filing an amended registration statement with the SEC; filing an amendment to the Contract with state insurance departments may also be required. Contract changes may be required to conform with changes in applicable law (including interpretations of existing law that has may be enforceable as precedence). We may also choose to change a feature or term of this Contract. We would notify you of any change to the Contract by issuing an amendment to this Prospectus and, if necessary, an amendment to the Contract. No agent selling this Contract may change any of its terms, and you may not waive protections required to be provided to you under applicable law.

CHARGES EXPLAINED
        The following adds to information provided in the CHARGES section. Please review this and the CHARGES sections for information on charges.

[ ]     WITHDRAWAL CHARGES

        We will deduct a withdrawal charge as shown in this prospectus' CHARGES section from Contract Value upon full surrender or partial withdrawals as described in the DISTRIBUTIONS section. We may also deduct a withdrawal charge from Contract Value applied to provide annuity payments on the date annuity income payments begin. This charge partially covers our distribution costs, including commissions and other promotional costs. Any deficiency is met from our general account, including amounts derived from anticipated profits from the mortality and expense risk charge.

        The amount of a partial withdrawal you request plus any withdrawal charge is deducted from the Contract Value on the date we receive your withdrawal request. Partial withdrawals (including any charge) are deducted from the Subaccounts and the General Account on a pro rata basis, unless you have specified a different allocation.

[ ]     ANNUAL CONTRACT FEE

        Currently, we do not assess a Contract Fee. We reserve the right to deduct a Contract fee of up to $50 on each Contract Anniversary from your Contract Value allocated to Subaccounts on the last Business Day of each Contract Year and upon a complete surrender. This fee would be levied by canceling Accumulation Units. It would be deducted from each Subaccount in the same proportion that the value in each Subaccount bears to the total Contract Value allocated to Subaccounts. If we imposed a Contract Fee, we would waive any Contract fee once the Contract Value of all variable annuity policies you own and issued by us is at least $50,000 on a Contract Anniversary. We will not levy a Contract Fee until we have given all Contract owners prior notice.

[ ]     MORTALITY AND EXPENSE RISK CHARGE

        We impose a daily fee to compensate us for the mortality and expense risks we have under the Contract. This fee is reflected in the Accumulation Unit values for each Subaccount. This fee is currently 1.55% of Separate Account assets annually and is guaranteed to never exceed 2%.

        Our MORTALITY RISK arises from our obligation to make annuity payments and to pay death benefits prior to the Annuity Date. The mortality risk we assume is that annuitants will live longer than we project, so our cost in making annuity payments will be higher than projected. However, an annuitant's own longevity, or improvement in general life expectancy, will not affect the periodic annuity payments we pay under your Contract. Another mortality risk we assume is that at your death the death benefit we pay will be greater than the Contract Value.

        Our EXPENSE RISK is that our costs to administer your Contract will exceed the amount we collect through administrative charges. We anticipate earning a profit on this charge, which will be available for any legitimate corporate purpose.

        If the mortality and expense risk charge does not cover our costs, we bear the loss, not you. If the charge exceeds our costs, the excess is our profit. If the withdrawal charge does not cover our Contract distribution costs, the deficiency is met from our general account assets, which may include amounts, if any, derived from this mortality and expense risk charge.

[ ]     TRANSFER FEE

        The first 20 transfers per Contract Year from Subaccounts or the General Account are free. A transfer fee of $20 may be imposed for any transfer in excess of 20 per Contract Year. The transfer fee is deducted pro rata from each Subaccount and, if applicable, each General Account option, from which the transfer is made, and is levied upon allocations to those Subaccounts and the General Account on a first-in first-out basis.

[ ]     TAX CHARGES

        Some states and municipalities levy a tax on annuities. We do not separately charge you for taxes levied upon investments in the Contract. The cost of such taxes are part of our expense risk we measure in determining Contract charges. We reserve the right to levy charges in the future for taxes (except for state premium taxes) or other economic burdens resulting from taxes that we determine are properly attributable to the Separate Account. We will not levy such charges until we have given all Contract owners prior notice.

[ ]     FEES CHARGED BY THE PORTFOLIOS

        Each Subaccount's underlying portfolio has investment advisory fees and expenses. They are described in each portfolio's prospectus. A portfolio's fees and expenses are not deducted from your Contract Value. Instead, they are reflected in the daily value of portfolio shares which, in turn, will affect the daily Accumulation Unit value of the Subaccounts. These fees and expenses help to pay the portfolio's investment advisory and operating expenses.

[ ] OPTIONAL CHARGES FOR THE ACCOUNT PROTECTION PACKAGE AND THE ACCOUNT ENHANCEMENT PACKAGE

        The Account Protection Package and Account Enhancement Package include features that include additional mortality and expense risks as described in the "Mortality and Expense Risk Charge" provision, above. Those features are described in the IMPORTANT CONTRACT PROVISIONS section of this Prospectus which you should read together with the charges information in this prospectus' CHARGES section. If the charge for the Package you select does not cover our costs, we bear the loss, not you. If the charge exceeds our costs, the excess is our profit. Charges are deducted daily from assets allocated to the Subaccounts on a pro-rata basis.

        Both the Account Protection Package and the Account Enhancement Package can only be elected upon your initial application for the Contract. Charges for the Account Protection Package end if and when this optional package is no longer in effect for your Contract. Since the Account Enhancement Package cannot be removed from your Contract once you elect it, charges for the Account Enhancement Package continue as long as you own your Contract.

[ ]     WAIVER OF CERTAIN CHARGES

        When the Contract is sold in a manner that results in savings of sales or administrative expenses, we reserve the right to waive all or part of any fee we charge under the Contract (excluding fees charged by the portfolios). Factors we consider include one or more of the following: size and type of group to whom the Contract is issued; amount of expected premiums; relationship with us (employee of us or an affiliated company, receiving distributions or making transfers from other policies we or one of our affiliates issue or transferring amounts held under qualified retirement plans we or one of our affiliates sponsor); type and frequency of administrative and sales services provided; or level of annual maintenance fee and withdrawal charges. In an exchange of another Contract we or an affiliated company issued and where the withdrawal charge has been waived, the withdrawal charge for this Contract may be determined based on the dates premiums were received in the prior contract. Any fee waiver will not be discriminatory and will be done according to our rules in effect at the time the Contract is issued. We reserve the right to change these rules. Any waiver of sales and administrative charges will be done in compliance with the provisions of Rule 22d-2 under the Investment Company Act of 1940. The right to waive any charges may be subject to state approval.

ALLOCATION OPTIONS

        We recognize you have very personal goals and investment strategies. The Contract allows you to choose from a wide array of investment and General Account options - each chosen for its potential to meet specific investment and other objectives.

        You may allocate all or a part of your premiums among the Separate Account Subaccounts or to the currently available General Account options, subject to any applicable requirements. Allocations must be in whole percentages and total 100%.
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THE VALUE OF YOUR POLICY WILL GO UP () OR DOWN () BASED ON THE INVESTMENT PERFORMANCE OF THE SUBACCOUNTS YOU CHOOSE. The investment results of each Subaccount are likely to differ significantly, and vary over time. They do not earn a fixed interest rate. Please consider carefully, and on a continuing basis, which allocation options best suit your long-term insurance and investment objectives and risk tolerance.
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[ ]     SEPARATE ACCOUNT AND ITS
        SUBACCOUNTS

        When you allocate investments to the Separate Account, those investments are placed in a Subaccount of the Separate Account, and the Subaccount in turn invests in an underlying portfolio. Each underlying portfolio is an open-end investment management company. Your Contract Value depends directly on the investment performance of the underlying portfolios of the Subaccounts that you select as adjusted for fees and charges.

        The Separate Account is registered with the SEC as a unit investment trust. However, the SEC does not supervise the management or the investment practices or policies of the Separate Account or us. The Separate Account was established as our separate investment account under Maryland law on July 31, 2006. Under Maryland law, we own the Separate Account assets, but they are held separately from our other assets and are not charged with any liability or credited with any gain of business unrelated to the Separate Account. Any and all distributions made by the underlying portfolios, with respect to the shares held by the Separate Account, will be reinvested in additional shares at net asset value. We are responsible to you for meeting the obligations of the Contract, but we do not guarantee the investment performance of any of the Subaccounts' underlying portfolios. We do not make any representations about their future performance.

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THE UNDERLYING PORTFOLIOS OF THE SUBACCOUNTS ARE NOT PUBLICLY TRADED MUTUAL FUNDS, AND ARE NOT THE SAME AS PUBLICLY TRADED MUTUAL FUNDS WITH VERY SIMILAR NAMES.

Even if the investment objectives and policies of some underlying portfolios available through Contract's Subaccounts may be very similar to the investment objectives and policies of publicly traded mutual funds that may be managed by the same investment adviser, the investment performance and results of the portfolios available under the Contract may vary significantly from the investment results of such other publicly traded mutual funds. The portfolios are designed primarily as investments for variable annuity and variable life insurance policies issued by insurance companies.

Read the prospectuses for the underlying portfolios together with this prospectus for more information.
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          YOU BEAR THE RISK THAT THE SUBACCOUNTS YOU SELECT MAY FAIL TO
            MEET THEIR OBJECTIVES, THAT THEY COULD GO DOWN IN VALUE,
                       AND THAT YOU COULD LOSE PRINCIPAL.

        Each underlying portfolio operates as a separate investment fund, and the income or losses of one generally has no effect on the investment performance of any other. The portfolios are generally a series of a multiple portfolio series mutual fund. Complete descriptions of each underlying portfolio's investment objectives and restrictions and other material information related to an investment in the Contract's Subaccounts are contained in the prospectuses for each portfolio which accompany this prospectus. THERE IS NO ASSURANCE THE INVESTMENT OBJECTIVES WILL BE MET.

This information is just a summary for each underlying portfolio. Read the series fund prospectus for an underlying portfolio for more information about that portfolio, including detailed information about the portfolio's fees and expenses, investment strategy and investment objective. To get a copy of any portfolio prospectus, contact your representative or us as shown on the Table of Contents page or the last page of this prospectus.


--------------------------------------- --------------------------------------------------------
     Separate Account Portfolio                               Fund Type
---------------------------------------- -------------------------------------------------------
                                          Offered through ALLIANCEBERNSTEIN VARIABLE PRODUCTS
           ALLIANCEBERNSTEIN                               SERIES FUND, INC.
                                                    Advised by ALLIANCEBERNSTEIN LP
---------------------------------------- -------------------------------------------------------
VPS INTERNATIONAL GROWTH PORTFOLIO B                   International Large Blend
---------------------------------------- -------------------------------------------------------
VPS INTERNATIONAL VALUE PORTFOLIO B                    International Large Value
---------------------------------------- -------------------------------------------------------
     AMERICAN CENTURY INVESTMENTS              Offered through AMERICAN CENTURY VARIABLE
                                                           PORTFOLIOS, INC.
                                          Advised by AMERICAN CENTURY INVESTMENT MANAGEMENT, INC.
---------------------------------------- -------------------------------------------------------
VP INCOME & GROWTH FUND II                                  Large Cap Value
---------------------------------------- -------------------------------------------------------
VP INTERNATIONAL CLASS FUND II                           Foreign Large Growth
---------------------------------------- -------------------------------------------------------
VP MID CAP VALUE FUND II                                     Mid Cap Value
---------------------------------------- -------------------------------------------------------
VP VALUE FUND II                                            Multi-Cap Value
---------------------------------------- -------------------------------------------------------
                                          Offered through FRANKLIN TEMPLETON VARIABLE INSURANCE
     FRANKLIN TEMPLETON                                    PRODUCTS TRUST
                                                      Advised by SEE FOOTNOTES
---------------------------------------- -------------------------------------------------------
FRANKLIN GLOBAL COMMUNICATION                         Specialty - Communications
SECURITIES FUND  - CLASS 2 (1),
---------------------------------------- -------------------------------------------------------
MUTUAL DISCOVERY SECURITIES FUND -                        World Stock (Blend)
CLASS 2(2)
---------------------------------------- -------------------------------------------------------
MUTUAL SHARES SECURITIES FUND - CLASS                       Large Cap Value
2(2)
---------------------------------------- -------------------------------------------------------
FRANKLIN U.S. GOVERNMENT FUND - CLASS 2                  Government Securities
---------------------------------------- -------------------------------------------------------
TEMPLETON DEVELOPING MARKETS                            Emerging Markets Equity
SECURITIES FUND - CLASS 2(3)
---------------------------------------- -------------------------------------------------------
TEMPLETON GLOBAL ASSET ALLOCATION                          World Allocation
SECURITIES FUND - CLASS 2(4)
---------------------------------------- -------------------------------------------------------
TEMPLETON GLOBAL INCOME SECURITIES                            World Bond
FUND - CLASS 2(1)
---------------------------------------- -------------------------------------------------------
                                             Offered through Legg Mason Partners Variable
              LEGG MASON                                  Portfolios I and II
                                           advised by Legg Mason Partners Fund Advisor, LLC
---------------------------------------- -------------------------------------------------------
VARIABLE SMALL CAP GROWTH PORTFOLIO II                     Small Cap Growth
---------------------------------------- -------------------------------------------------------
----------------------------------------
VARIABLE STRATEGIC BOND PORTFOLIO II                             Bond
---------------------------------------- -------------------------------------------------------
VARIABLE FUNDAMENTAL VALUE PORTFOLIO II                          Value
---------------------------------------- -------------------------------------------------------
VARIABLE AGGRESSIVE GROWTH PORTFOLIO II                         Growth
---------------------------------------- -------------------------------------------------------
           NEUBERGER BERMAN              Offered through Neuberger Berman Advisers Management
                                                                 Trust
                                              Advised by Neuberger Berman Management Inc.
---------------------------------------- -------------------------------------------------------
AMT LIMITED MATURITY BOND PORTFOLIO                         Short-term Bond
CLASS I
---------------------------------------- -------------------------------------------------------
AMT PARTNERS PORTFOLIO CLASS I                                Large Blend
---------------------------------------- -------------------------------------------------------
AMT REGENCY PORTFOLIO CLASS S                                Mid Cap Value
---------------------------------------- -------------------------------------------------------
AMT GUARDIAN PORTFOLIO CLASS S                             Large Cap Growth
---------------------------------------- -------------------------------------------------------
AMT MIDCAP GROWTH PORTFOLIO CLASS S                         Mid Cap Growth
---------------------------------------- -------------------------------------------------------
      OLD MUTUAL (SERVICE CLASS)               Offered through OLD MUTUAL ADVISOR FUNDS
                                                  Advised by OLD MUTUAL CAPITAL, INC.
---------------------------------------- -------------------------------------------------------
VA ASSET ALLOCATION BALANCED PORTFOLIO                      Asset Allocation
---------------------------------------- -------------------------------------------------------
VA ASSET ALLOCATION CONSERVATIVE                            Asset Allocation
PORTFOLIO
---------------------------------------- -------------------------------------------------------
VA ASSET ALLOCATION MODERATE GROWTH                         Asset Allocation
PORTFOLIO
---------------------------------------- -------------------------------------------------------

------------------
(1) Advised by Franklin Advisers, Inc.
(2) Advised by Franklin Mutual Advisers, LLC
(3) Advised by Templeton Asset Management Ltd. (TAML)
(4) Advised by Templeton Investment Counsel, LLC


                                       10

     PIMCO (ADMINISTRATIVE CLASS)           Offered through PIMCO VARIABLE INSURANCE TRUST
                                         Advised by PACIFIC INVESTMENT MANAGEMENT COMPANY LLC
---------------------------------------- -------------------------------------------------------
VIT HIGH YIELD PORTFOLIO                                    High Yield Bond
---------------------------------------- -------------------------------------------------------
VIT LONG-TERM U.S. GOVERNMENT PORTFOLIO                     Government Bond
---------------------------------------- -------------------------------------------------------
VIT COMMODITY REAL RETURN STRATEGY                   Specialty - Natural Resources
PORTFOLIO
---------------------------------------- -------------------------------------------------------
VIT GLOBAL BOND PORTFOLIO                                     World Bond
---------------------------------------- -------------------------------------------------------
VIT MONEY MARKET PORTFOLIO                                   Money Market
---------------------------------------- -------------------------------------------------------
VIT REAL RETURN PORTFOLIO                              Inflation Protected Bond
---------------------------------------- -------------------------------------------------------
VIT TOTAL RETURN PORTFOLIO                              Intermediate Term Bond
---------------------------------------- -------------------------------------------------------
                PIONEER                    Offered through PIONEER VARIABLE CONTRACTS TRUST
                                                           (CLASS II SHARES)
                                            Advised by PIONEER INVESTMENT MANAGEMENT, INC.
---------------------------------------- -------------------------------------------------------
CULLEN VALUE VCT PORTFOLIO II                               Large Cap Value
---------------------------------------- -------------------------------------------------------
EQUITY INCOME VCT PORTOFLIO II                              Large Cap Value
---------------------------------------- -------------------------------------------------------
PIONEER FUND VCT PORTFOLIO II                                 Large Blend
---------------------------------------- -------------------------------------------------------
HIGH YIELD VCT PORTFOLIO II                                 High Yield Bond
---------------------------------------- -------------------------------------------------------
SMALL CAP VALUE VCT PORTFOLIO II                            Small Cap Value
---------------------------------------- -------------------------------------------------------
STRATEGIC INCOME VCT PORTFOLIO II                          Multi-sector Bond
---------------------------------------- -------------------------------------------------------
         ROYCE (SERVICE CLASS)                    Offered through ROYCE CAPITAL FUND
                                                  Advised by ROYCE & ASSOCIATES, LLC
---------------------------------------- -------------------------------------------------------
MICRO-CAP PORTFOLIO                                         Small Cap Blend
---------------------------------------- -------------------------------------------------------
SMALL-CAP PORTFOLIO                                         Small Cap Blend
---------------------------------------- -------------------------------------------------------
       T. ROWE PRICE                          Offered through T. ROWE PRICE EQUITY SERIES, INC.
                                                   Advised by T. ROWE PRICE ASSOCIATES, INC.
---------------------------------------- -------------------------------------------------------
BLUE CHIP GROWTH-II                                        Large Cap Growth
---------------------------------------- -------------------------------------------------------
EQUITY INCOME-II                                            Large Cap Value
---------------------------------------- -------------------------------------------------------
HEALTH SCIENCES-II                                         Specialty - Health
---------------------------------------- -------------------------------------------------------
             THIRD AVENUE                 Offered through THIRD AVENUE VARIABLE SERIES TRUST
                                                Advised by THIRD AVENUE MANAGEMENT LLC
---------------------------------------- -------------------------------------------------------
THIRD AVENUE VALUE PORTFOLIO                                Multi-Cap Value
---------------------------------------- -------------------------------------------------------
      VAN KAMPEN / MORGAN STANLEY         Offered through THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
                                         Advised by MORGAN STANLEY INVESTMENT MANAGEMENT INC.
                                                           DBA "VAN KAMPEN"
---------------------------------------- -------------------------------------------------------
UIF CORE PLUS FIXED INCOME PORTFOLIO II                 Intermediate Term Bond
---------------------------------------- -------------------------------------------------------
UIF EMERGING MARKETS DEBT PORTFOLIO II                   Emerging Markets Bond
---------------------------------------- -------------------------------------------------------
UIF MID CAP GROWTH PORTFOLIO II                             Mid Cap Growth
---------------------------------------- -------------------------------------------------------
UIF MID-CAP VALUE PORTFOLIO II                               Mid Cap Value
---------------------------------------- -------------------------------------------------------
                                                 Offered through LIFE INVESTMENT TRUST
                                                Advised by VAN KAMPEN ASSET MANAGEMENT
---------------------------------------- -------------------------------------------------------
VK LIT GROWTH AND INCOME PORTFOLIO II                       Large Cap Value
---------------------------------------- -------------------------------------------------------

        ADDING, DELETING, OR SUBSTITUTING SUBACCOUNTS
        We do not control the Subaccounts' underlying portfolios, so we cannot guarantee that any of the portfolios will always be available. We retain the right to change the investments of the Separate Account, and to eliminate the shares of any Subaccount's underlying portfolio and substitute shares of another series fund portfolio. If the shares of the underlying portfolio are no longer available for investment or if, in our judgment, investment in the portfolio would be inappropriate in view of the purposes of the Separate Account and the Contracts, we will first notify you and receive any necessary SEC and state approval before making such a change.

        New Subaccounts and related underlying portfolios may be added, or existing portfolios eliminated, when, in our sole discretion, conditions warrant a change. If a portfolio is eliminated, we will ask you to reallocate any amount in the eliminated portfolio. If you do not reallocate these amounts, when the fund being eliminated is unaffiliated with us we will automatically reinvest them in the PIMCO VIT Money Market Subaccount. Not all new Subaccounts may be made available under this Contract.

        If we make a portfolio substitution or change, we may change the Contract to reflect the substitution or change. Our Separate Account may be (i) operated as an investment management company or any other form permitted by law,
(ii) deregistered with the SEC if registration is no longer required, or (iii) combined with one or more other separate accounts. To the extent permitted by law, we also may transfer assets of the Separate Account to other accounts.

[ ]     GENERAL ACCOUNT OPTIONS

        We offer General Account options ("General Account"), where we bear the investment risk in that you are guaranteed to never earn less than the minimum interest rate required by state law. We currently offer a 1-year General Account Option and 6-month and 12-month dollar cost averaging options (DCA options). The effective interest rate on the DCA options will be less than the declared rate because of the declining balance held in the options. Additional General Account options of differing durations and declared interest rates may be available from time to time and made available by rider. We also reserve the right not to offer any General Account options. With regard to all current and future General Account Options, we reserve the right to impose restrictions on the amount of Contract Value allocated to one or all General Account Options or on the amount of premium that you may allocate into a General Account option or that you may transfer into a General Account option. We will notify you of any of these changes. We have sole discretion over how assets allocated to the General Account are invested, and we bear the risk that those assets will perform better or worse than the amount of interest we have declared or the minimum guaranteed interest rate. The focus of this prospectus is to disclose the Separate Account aspects of the Contract. Refer to the Contract for details regarding the General Account options.

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AMOUNTS ALLOCATED TO THE GENERAL ACCOUNT BECOME ASSETS OF OUR GENERAL ACCOUNT. BENEFITS FUNDED THROUGH THE GENERAL ACCOUNT ARE NOT SECURITIES, HAVE NOT BEEN REGISTERED WITH THE SEC AND ARE NOT SUBJECT TO SEC REGULATION, NOR IS THE GENERAL ACCOUNT REGISTERED AS AN INVESTMENT COMPANY WITH THE SEC. SEC STAFF HAVE NOT REVIEWED THE GENERAL ACCOUNT DISCLOSURES IN THIS PROSPECTUS. DISCLOSURES ABOUT THE GENERAL ACCOUNT IN THIS PROSPECTUS ARE SUBJECT TO THE ANTI-FRAUD PROVISIONS OF SECURITIES LAWS.
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        DECLARED INTEREST RATE. We offer a declared interest rate on all General Account options which we reset periodically, but no more frequently than annually for existing allocations. New premium allocations and transfers will be credited with the declared rate we are offering on the date of the transaction. This declared interest rate will never be less than the minimum allowed by state law at the time we issue your Contract. We guarantee the declared interest rate for the period specified, but do not guarantee the declared interest rate for the duration of any Contract. In this regard, should you transfer to the Subaccounts and back to the General Account, we reserve the right to have the declared interest rate be the rate currently being offered to new Contracts and subsequent premiums and not the rate that you were receiving previously. We also reserve the right to change the minimum guaranteed interest rate for newly issued Contracts and subsequent premium, subject to applicable state law. The Declared Rate may also vary between General Account options should additional options become available.

[ ]     TRANSFERS

        The Contract is designed for long-term investment, not for use with professional "market timing" services or use with programmed, large or frequent transfers. Excessive transfers could harm other Contract Owners, annuitants and beneficiaries by having a detrimental effect on Subaccount underlying portfolio management and resulting in the dilution of the value of the related Subaccount's holdings and the Contract Owners' interests. In addition to the right of the portfolio to impose redemption fees on short-term trading, WE RESERVE THE RIGHT TO REJECT ANY SPECIFIC PREMIUM ALLOCATION OR TRANSFER REQUEST, IF IN THE JUDGMENT OF AN UNDERLYING PORTFOLIO'S ADVISER, A SUBACCOUNT PORTFOLIO WOULD BE UNABLE TO INVEST EFFECTIVELY IN ACCORDANCE WITH ITS INVESTMENT OBJECTIVES AND POLICIES, OR IF CONTRACT OWNERS WOULD OTHERWISE POTENTIALLY BE ADVERSELY AFFECTED.

        Transferring money out of a Subaccount within 30 days of a purchase may be considered market timing. However, any Subaccount underlying portfolio fund advisor may establish its own standards, and each transaction may be evaluated on its own. Ultimately the portfolio fund advisor has the authority to make this determination.

        Subject to restrictions during the "right to examine period" and prior to the Annuity Date, you may transfer Contract Value from one Subaccount to another, from the Separate Account to the General Account, or from the General Account to any Subaccount, subject to these rules:

        TRANSFER RULES:
        o We must receive a request for the transfer - either Written Notice, an authorized telephone transaction, or by Internet when available. Transfer requests by facsimile, telephone, or Internet must be sent to us by 4:00 p.m. Eastern Time for same-day processing. Requests received after this time are processed on the next trading day. Fax requests must be sent to us at 770-690-1967. If requests are faxed elsewhere, we will process them as of the day they are received by our trading unit.
        o Transfer requests other than by U.S. regular mail may be denied to a Contract Owner that has engaged in short term trading.
        o The transferred amount must be at least $500, or the entire Subaccount or General Account option value if it is less. (If the value remaining after a transfer will be less than $500 in a Subaccount or General Account option, we will include that amount as part of the transfer.)
           - The Portfolio Rebalancing systematic transfer programs have no minimum transfer limits. However, transfers pursuant to either of these programs can only be made to Subaccounts and not to General Account options.

        o The first 20 transfers each Contract Year are free. Thereafter, transfers may result in a $20 charge for each transfer. This fee is deducted on a pro-rata basis from balances in all Subaccount on a first-in first-out basis; it is not subtracted from the amount of the transfer. Transfers under any systematic transfer program do count toward the 20 free transfer limit.
        o At any time, the Contract Value allocated to the 1-year Fixed Interest Account may be subject to limitations as to amount as a result of a transfer and other restrictions as to timing.
        o A transfer is considered any single request to move Contract Value from one or more Subaccounts or General Account option to one or more of the other Subaccounts or General Account options.
        o We reserve the right to limit transfers, or to modify transfer privileges, and we reserve the right to change the transfer rules at any time.
        o If the Contract Value in any Subaccount falls below $500, we may transfer the remaining balance, without charge, to the PIMCO VIT Money Market Subaccount.
        o In the event you authorize telephone or Internet transfers, we are not liable for telephone or Internet instructions that we in good faith believe you authorized. We will employ reasonable procedures to confirm that instructions are genuine.

[ ]     THIRD-PARTY SERVICES

        Where permitted and subject to our rules, we may accept your authorization to have a third party (such as your sales representative or someone else you name) exercise transfers or investment allocations on your behalf. THIRD-PARTY TRANSFERS AND ALLOCATIONS ARE SUBJECT TO THE SAME OR MORE RESTRICTIVE RULES AS ALL OTHER TRANSFERS AND ALLOCATIONS. You can make this election on the application or by sending us Written Notice. Please note that any person or entity you authorize to make transfers or allocations on your behalf, including any investment advisory, asset allocation, or money management service, does so independently from any agency relationship they may have with us for the sale of the Policies. THEY ARE ACCOUNTABLE TO YOU ALONE FOR SUCH TRANSFERS OR ALLOCATIONS. We are not responsible for such transfers or allocations on your behalf, or recommendations to you, by such third-party services. You should be aware that fees charged by such third parties for their service are separate from and in addition to fees paid under the Contract.

[ ]     DISRUPTIVE TRADING PROCEDURES

        The Contract is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the market. Such frequent trading, programmed transfers, or transfers that are large in relation to the total assets of an underlying portfolio can disrupt management of an underlying portfolio's expenses and dilute the value of its assets. This in turn can hurt performance of an affected Subaccount and therefore hurt your Contract's performance.

--------------------------------------------------------------------------------
Organizations or individuals that use market timing investment strategies and make frequent or other disruptive transfers should not purchase the Policy.
--------------------------------------------------------------------------------

        We may establish earlier deadlines for authorized third parties executing simultaneous transfers for blocks of policies. We reserve the right to reject or restrict, in our sole discretion, transfers initiated by an organization or individual or other party authorized to give transfer instructions. We further reserve the right to impose restrictions on transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other Contract Owners. Restrictions may include changing, suspending or terminating telephone, on-line and facsimile transfer privileges. We will also enforce any underlying portfolio manager's own restrictions imposed upon transfers considered by the manager to be disruptive. Our disruptive trading procedures may vary from Subaccount to Subaccount, and may also vary due to differences in operational systems and contract provisions. Any Subaccount restrictions will be uniformly applied.

        There is no assurance that the measures we take will be effective in preventing market timing or other excessive transfer activity. Our ability to detect and deter disruptive trading and to consistently apply our disruptive trading procedures may be limited by operational systems and technological limitations. The discretionary nature of our disruptive trading procedures may result in some Contract owners being able to market time while other Contract owners bear the harm associated with timing. Also, because other insurance companies and retirement plans may invest in underlying portfolios, we cannot guarantee that underlying portfolios will not suffer harm from disruptive trading by owners of interests in those portfolios via contracts issued by such insurance companies and retirement plans.

        EXCESSIVE TRANSFERS
        We reserve the right to restrict transfers if we determine you are engaging in a pattern of transfers that may disadvantage Contract Owners. In making this determination, we will consider, among other things:
        o  the total dollar amount being transferred;
        o  the number of transfers you make over a period of time;
        o whether your transfers follow a pattern designed to take advantage of short term market fluctuations, particularly within certain underlying portfolios;
        o whether your transfers are part of a group of transfers made by a third party on behalf of individual Contract Owners in the group; and
        o  the investment objectives and/or size of the underlying portfolio.

        THIRD PARTY TRADERS
        We reserve the right to restrict transfers by any representative, firm or any other third party authorized to initiate transfers on behalf of multiple Contract Owners if we determine such third party trader is engaging in a pattern of transfers that may disadvantage Contract Owners. In making this determination, we may, among other things:
        o reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Contract Owner, or
        o reject the transfer or exchange instructions of individual Contract Owners who have executed transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Contract Owner.

We will notify affected Contract Owners if we change transfer limits, modify transfer procedures or refuse to complete a transfer. Transfers made pursuant to participation in a dollar cost averaging, portfolio rebalancing, earnings sweep or asset allocation program are not subject to these disruptive trading procedures. See the sections of the Prospectus describing those programs for the rules of each program.

[ ]     SYSTEMATIC TRANSFER PROGRAMS

        We offer several systematic transfer programs. We reserve the right to alter or terminate these programs upon thirty days written notice.

o       DOLLAR COST AVERAGING
        The Dollar Cost Averaging program allows you to automatically transfer, on a periodic basis, a set dollar amount or percentage from a General Account six-month or twelve-month DCA option designed for the program ("DCA Account") or the PIMCO VIT Money Market Subaccount to other Subaccounts. Requested percentages are converted to a dollar amount. You can begin Dollar Cost Averaging when you purchase the Contract or later. Once you allocate Contract assets to a DCA Account, the scheduled distribution to other allocation options cannot change. You can have more than one DCA Account active at a time, with different automatic transfer instructions. In the case of transfers from a General Account six-month or twelve-month option or Subaccounts with a stable unit value to other Subaccounts, this can let you pay a lower average cost per unit over time than you would receive if you made a one-time purchase. Transfers from the more volatile Subaccounts may not result in lower average costs and such Subacounts may not be an appropriate source of dollar cost averaging transfers in volatile markets. There is no guarantee that such a program will result in a higher Contract Value, protect against a loss, or otherwise achieve your investment goals. The Dollar Cost Averaging program may not be available in all states and in all markets or through all broker-dealers who sell the Contracts.

        DOLLAR COST AVERAGING PROGRAM RULES:
        o  There is no additional charge for the Dollar Cost Averaging program.
        o Initial Contract premium to be dollar cost averaged is first allocated to a DCA Account or the PIMCO VIT Money Market Subaccount pursuant to your instructions. After the Contract Date, Contract Value to be dollar cost averaged is then dollar cost averaged into other Subaccounts pursuant to your instructions.
        o We must receive notice of your election and any changed instruction - either Written Notice, by telephone transaction instruction, or by Internet when available.
        o  Automatic transfers can only occur monthly.
        o The minimum transfer amount out of a DCA Account or the PIMCO VIT Money Market Subaccount is the lesser of $500 or the balance in the DCA Account or PIMCO VIT Money Market Subaccount.
        o Dollar Cost Averaging program transfers cannot begin before the end of a Contract's "right to examine" period in those states that require a return of premium upon rescission with the "right to examine" period.
        o Transfers will be made on the date you specify (or if that is not a Business Day, then on the next Business Day). If you do not select a date, the program will begin on the next Contract Month anniversary following the date the Contract's "right to examine" period ends.
        o  You can limit the number of transfers to be made, in which case the program will end when that number has been made. Otherwise, the program will terminate when the amount remaining in the DCA Account or PIMCO VIT Money Market Subaccount is less than $500. This remaining amount will be transferred and the dollar cost averaging program will terminate.
        o Dollar Cost Averaging is not available when the Portfolio Rebalancing Program is elected.

o       PORTFOLIO REBALANCING
        The Portfolio Rebalancing program allows you to rebalance your Contract Value in Subaccounts to maintain a specified allocation among your selected Subaccount investments. You may change your rebalancing allocation instructions at any time. Any change will be effective when the next rebalancing occurs.

        PORTFOLIO REBALANCING PROGRAM RULES:
        o  There is no additional charge for the Portfolio Rebalancing program.
        o  General Account options are excluded from this program.
        o You must request the rebalancing program, give us your rebalancing instructions, or request to end this program either by Written Notice, by telephone transaction instruction, or by Internet when available.

        o  You may have rebalancing occur quarterly, semi-annually or annually.
        o Portfolio rebalancing is not available when the Dollar Cost Averaging Program is elected.


[ ]     ASSET ALLOCATION OPTIONS

        We offer two ways for you to achieve asset allocation of your Contract Value, at no additional cost. You also always have the ability to construct your own asset allocation plan from among the allocation options available in your Contract. Although asset allocation programs are intended to mitigate investment risk, there is still a risk that investing pursuant to a model will still lose value, including principal. The optional Account Protection Package, described in the IMPORTANT CONTRACT PROVISIONS section of this prospectus, includes participation in one of the following asset allocation options among its required allocation options..

o       OLD MUTUAL VA ASSET ALLOCATION SUBACCOUNTS
        We offer several Subaccounts whose underlying Old Mutual VA Asset Allocation Portfolio investment objectives seek to replicate asset allocation diversification suitable for investors with identified risk tolerances and investment objectives. If you prefer to invest your funds in one of these asset allocation Subaccounts that is itself diversified for investor risk tolerances and investment objectives, you may wish to use SPIAS Risk Tolerance Questionnaire to help you determine your investor style that best matches the investment objectives of one of the Old Mutual VA Asset Allocation Subaccounts. Your use of the Risk Tolerance Questionnaire in this manner does not create an investment advisory relationship with us or Old Mutual Capital, Inc. ("OMCAP"), our affiliate and the investment advisor for the underlying Old Mutual VA Asset Allocation portfolios. You should consult with your financial and tax professional about your specific situation.

o       OM FINANCIAL ASSET ALLOCATION MODELS DESIGNED BY SPIAS
        We are utilizing the services of Standard and Poor's Investment Advisory Services LLC ("SPIAS") to develop asset-allocation models that provide specific asset-class and Subaccount diversification recommendations corresponding to five risk tolerance levels.

        OMCAP serves as your investment adviser fiduciary for this program solely for purposes of development of the OM Financial Asset Allocation Models and periodic updates to the Models, based upon recommendations by SPIAS, and for providing instructions to us with respect to allocation of your initial premium and Contract Value to a Model. You must give OMCAP your written consent and discretionary authority for OMCAP to give us instructions to allocate your initial premium (or, for an existing Contract, Contract Value) pursuant to the allocations of the Model you select. OMCAP will also periodically instruct us to change your allocations consistent with any changes to the Model made by OMCAP as recommended by SPIAS. You will be given the opportunity to opt into or out of these proposed changes to the Model. OMCAP has no discretionary authority to execute any other transfers for your Contract.

        Each calendar quarter we will automatically rebalance your Subaccount values to be consistent with the allocation percentages for the OM Financial Asset Allocation Model that you elected. Such rebalancing will be disclosed in quarterly statements to you. Performance of each model is updated daily on our website.

        Annually, OMCAP will re-evaluate and may make changes to each OM Financial Asset Allocation Model based upon SPIAS' recommendations. When OMCAP updates the Models, we will send you written notice of the updated Models at least 30 days in advance of the date the updated Models are to be effective. If you wish to accept the changes in your selected Model, you will not need to take any action, as your Contract Value and any subsequent premium will be automatically reallocated pursuant to the updated Model. If you do not wish to accept the changes to your selected Model, you can change to a different Model or withdraw from the Model asset allocation program.

        OMCAP, our affiliate, is compensated by us to serve as an investment adviser for the limited purpose of offering the OM Financial Asset Allocation Models to you. OMCAP receives no other compensation from any other source in connection with its service in this capacity.

        For information about risks of participating in the OM Financial Asset Allocation Models program and more detail about the program, including more information about conflicts of interest, ask for a copy of this prospectus' Statement of Additional Information. More information about OMCAP's role as investment adviser for the program is available in OMCAP's Form ADV Part II which is delivered to you at the time you subscribe to the program. More information with respect to SPIAS' role in developing the Models is available to on SPIAS' Form ADV, Part II, which will be made available to you upon written request to us. We may modify or discontinue this asset allocation program at any time.

        To participate in the OM Financial Asset Allocation Model program:
        o You must complete the SPIAS Risk Tolerance Questionnaire, including selection of an OM Financial Model.
        o You may allocate all or part of your Contract Value to one or more asset allocation Models. Contract Value may be allocated to General Account options in addition to participation in a Model, subject to any limitations; General Account options are not part of any OM Financial Asset Allocation Model.

        o We must receive notice of your asset allocation Model election either by written notice or Internet (when available) before we can begin a program for you. Only you can select which Model is best for you. The Risk Tolerance Questionnaire can be an aid, but neither it nor OMCAP will make this decision for you. You may wish to consult with your own financial professional to determine whether participation in the program is best for you, and if so, which Model is most suitable.
        o Election to participate in one of our asset allocation Models includes an election to automatically quarterly rebalance that Model's Subaccount investments to remain consistent with the then current allocation percentages of the Model.
        o If you are currently participating in an OM Financial Asset Allocation Model and you transfer your allocations outside the Model, you will not receive future notifications of Model changes. You will then be considered as having withdrawn from the OM Financial Asset Allocation Model program and as having cancelled your relationship with OMCAP for purposes of implementing the program with your Contract.
        o The Statement of Additional Information contains additional information with regard to the terms of your participation in the program.

IMPORTANT CONTRACT PROVISIONS

        The BEACON NAVIGATOR Contract is a flexible premium deferred variable annuity Contract. The Contract allows you to save and invest your assets on a tax-deferred basis. A feature of the Contract distinguishing it from non-annuity investments is its ability to guarantee annuity payments to you for as long as the annuitant lives or for some other period you select. In addition, if you die before those payments begin, the Contract will pay a death benefit to your beneficiary. You may obtain a copy of the Contract from us. The Contract can be purchased as a tax-qualified or nonqualified annuity. The Contract does not provide additional tax deferral beyond any provided by the tax-qualified plan. You should consider whether the other benefits of the Contract would be of value to you. The Contract remains in force until surrendered for its Surrender Value, or until all proceeds have been paid under an annuity income option or as a death benefit.

[ ]     CONTRACT APPLICATION AND ISSUANCE

        To purchase a Contract, you must submit an application and a minimum initial premium. A Contract usually will be issued only if you and the annuitant are age 0 through 85 as of your Contract Date. We reserve the right to reject any application or premium for any reason.

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Replacing an existing annuity contract is not always your best choice. Evaluate any replacement carefully.
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        If your application is in good order upon receipt, we will credit your initial net premium to the Contract Value in accordance with the "right to examine" rules in your state within two Business Days after the later of the date we receive your application or the date we receive your premium. If the application is incomplete or otherwise not in good order, we will contact you within five Business Days to attempt to place the trade in good order. If we are unable to place the trade in good order, we will refund your initial premium unless you consent to our retaining it to apply it to your Contract once all Contract issuance requirements are met.

        The Contract Date will be within two Business Days from the date by which we have received both your application in good order and initial premium (except for exchanges of replacements where initial premium is being transferred from another source, in which case the Contract Date will be within two Business Days from the date by which we have received your application in good order.. It is the date used to determine Contract Anniversaries and Contract Years. No Contract will be dated on or after the 29th day of a month. (This does not affect how premium is credited, as described above.)

        You can purchase a tax-qualified Contract as an IRA, Roth IRA, SEP, or roll-over tax-sheltered annuity subject to certain limitations. See this prospectus' FEDERAL INCOME TAX MATTERS section for details. Call us to see if the Contract may be issued under other kinds of plans or arrangements.

o       APPLICATION IN GOOD ORDER
        All application questions must be answered, but particularly note these requirements:
         o The Owner's and the annuitant's full name, Social Security number, and date of birth must be included.
         o Your premium allocations must be completed in whole percentages, and total 100%.
         o Initial premium must meet minimum premium requirements.
         o Your signature and your agent's signature must be on the application.
         o Identify the type of plan, whether it is nonqualified or, if it is qualified, state the type of qualified plan.
         o City, state and date application was signed must be completed.
         o We require your e-mail address if you wish to access Contract information and execute certain Contract transactions electronically and to receive updated Contract information by electronic delivery.
         o There may be forms in addition to the application required by law or regulation, especially when a qualified plan or replacement is involved.
         o Your agent must be both properly licensed and appointed with us.

o       PREMIUM REQUIREMENTS
        Your premium checks should be made payable to "OM Financial Life Insurance Company." We may postpone crediting any payment made by check to your Contract for purposes of withdrawals until the check has been honored by your bank. Payment by certified check, banker's draft, cashier's check or wire transfer will be promptly accessible. Under our electronic fund transfer program, you may select a monthly payment schedule for us to automatically deduct premiums from your bank account or other sources. Total premiums for all annuities held with us for the same annuitant or Owner may not exceed $1 million without our consent.

        Initial Premium
        o The only premium required.  All others are optional.
        o Must be at least $20,000. We have the right to change these premium requirements.

        Additional Premiums
        o Will not be accepted on or after the later of (i) the Contract Anniversary following your or the annuitant's 90th birthday, or (ii) the 14th Contract Anniversary following the Contract Date, or (iii) the Annuity Date.

o       ALLOCATING YOUR PREMIUMS
        You may allocate your premiums among the Subaccounts and the General Account options. Initial allocations in your Contract application will be used for additional premiums until you change your allocation, subject to limitations on allocations to General Account options.

         o Allocations must be in whole percentages, and total 100%.
         o Allocations of initial premium must result in at least $500 allocated to each selected Allocation Option.
         o You may change your allocation by sending us Written Notice or through an authorized telephone transaction. The change will apply to premiums received on or after the date we receive your Written Notice or authorized telephone transaction.
         o All premiums will be allocated pursuant to your instructions on record with us, except your initial premium and any additional premiums received during your Contract's "right to examine" period may be subject to special requirements.

        "Right to Examine" Period Allocations
        RETURN OF VALUE STATE. In states that permit us to refund your Contract Value upon your cancellation of the Contract during the "right to examine" period, we will allocate your initial premium to your selected allocation options, including Subaccounts, on the date of issue of the Contract.

        RETURN OF PREMIUM STATES. In states that require us to refund at least your full premium upon your cancellation of the Contract during the "right to examine" period and for all IRA plan Policies, we will hold your initial premium in the PIMCO VIT Money Market Subaccount until the "right to examine" period ends (which varies by state). Then, we will invest your initial premium and interest earned in the allocation options pursuant to your application instruction. (Any additional premiums we receive during the "right to examine" period plus 3 days will be allocated in the same manner.) If, prior to the end of the "right to examine" period, you decide to cancel your Contract, we will refund premiums paid and any interest earned thereon less any withdrawals made during the "right to examine" period.

[ ]     CONTRACT VALUE

        On your Contract Date, Contract Value equals the initial premium. On any Business Day thereafter, Contract Value equals the sum of the values in the Subaccounts and the General Account options. Contract Value is expected to change from day to day, reflecting the expenses and investment experience of the selected Subaccounts and interest earned in the General Account options as well as the deductions for charges under the Contract. The calculation to determine the value of each Subaccount is described in more detail in the Statement of Additional Information (see the front and back page of this prospectus to learn how to get a copy), and in the Contract.

o       SEPARATE ACCOUNT AND SUBACCOUNT VALUE
        Premiums or transfers allocated to Subaccounts are accounted for in Accumulation Units. The Contract Value held in the Separate Account Subaccounts on any Business Day is determined by multiplying each Subaccount's Accumulation Unit value by the number of Subaccount units allocated to the Contract. Each Subaccount's Accumulation Unit value is calculated at the end of each Business Day as follows:
        (a) the per share net asset value of the Subaccount's underlying portfolio as of the end of the current Business Day plus any dividend or capital gain distribution declared and unpaid by the underlying portfolio during that Business Day, times the number of shares held by the Subaccount, before the purchase or redemption of any shares on that date; minus
        (b) the daily mortality and expense risk charge; minus
        (c) the charge for any optional packages elected; minus

        (d) any taxes payable by the Subaccount; and this result divided by
        (e) the total number of Accumulation Units held in the Subaccount on the Business Day before the purchase or redemption of any Accumulation Units on that day.

        When transactions are made to or from a Subaccount, the actual dollar amounts are converted to Accumulation Units. The number of Accumulation Units for a transaction is equal to the dollar amount of the transaction divided by the Accumulation Unit value on the Business Day the transaction is made.

        An investment in money market funds by a Subaccount is neither insured nor guaranteed by the U.S. Government. There can be no assurance that the funds will be able to maintain a stable net asset value of $1.00 per share.

|_|     TELEPHONE TRANSACTIONS

TELEPHONE TRANSACTIONS PERMITTED
      o  Transfers among Allocation Options.
      o  Establish systematic transfer programs.
      o  Change of premium allocations.

HOW TO AUTHORIZE TELEPHONE TRANSACTIONS
      o Upon your authorization on the Contract application or in Written Notice to us, you, your registered representative or a third person named by you may do telephone transactions on your behalf. You bear the risk of the accuracy of any designated person's instructions to us.

TELEPHONE TRANSACTION RULES
      o Must be received by close of the New York Stock Exchange ("NYSE") (usually 4 p.m. Eastern Time); if later, the transaction will be processed the next day the NYSE is open.
      o  Will be recorded for your protection.
      o For security, you or your authorized designee must provide your Social Security number and/or other identification information.
      o  May be discontinued at any time as to some or all Owners.

We are not liable for following telephone transaction instructions we reasonably believe to be genuine based on our procedures for verifying the source of the transaction.

[ ]     DEATH OF ANNUITANT

        Upon the annuitant's death prior to 30 days before the Annuity Date, you may generally name a new annuitant. If any Owner is the annuitant, then upon that Owner's death, the Contract's applicable death benefit becomes payable to the named beneficiary(ies). However, if the beneficiary is the deceased Owner's spouse, then upon that Owner's death the spouse may be permitted under federal tax law to become the new Owner of the Contract and to name an annuitant and different beneficiaries.

[ ]     DELAY OF PAYMENTS

        We will usually pay any amounts requested as a full surrender or partial withdrawal from the Separate Account within 7 days after we receive your Written Notice. We can postpone such payments or any transfers out of a Subaccount if:
(i) the NYSE is closed for other than customary weekend and holiday closings;
(ii) trading on the NYSE is restricted; (iii) an emergency exists as determined by the SEC, as a result of which it is not reasonably practical to dispose of securities, or not reasonably practical to determine the value of the net assets of the Separate Account; or (iv) the SEC permits delay for the protection of security holders. The applicable rules of the SEC will govern as to whether the conditions in (iii) or (iv) exist.

        State laws require that we reserve the right to defer payments of a full surrender or partial withdrawals from the General Account for up to 6 months from the date we receive your Written Notice.

[ ]     BENEFICIARY

        You may change your beneficiary by sending Written Notice to us, unless the named beneficiary is irrevocable. Once we record and acknowledge the change, it is effective as of the date you signed the Written Notice. The change will not apply to any payments made or other action taken by us before recording. If the named beneficiary is irrevocable you may change the named beneficiary only by Written Notice signed by both you and the beneficiary. If more than one named beneficiary is designated, and you fail to specify their interest, they will share equally.

        If there are joint Owners, the surviving joint Owner will be deemed the beneficiary, and the beneficiary named in the Contract application or subsequently changed will be deemed the contingent beneficiary. If both joint Owners die simultaneously, the death benefit will be paid to the contingent beneficiary.

        If the beneficiary is your surviving spouse, the spouse may elect either to receive the death benefit, in which case the Contract will terminate, or to continue the Contract in force with the spouse as Owner.

        If the named beneficiary dies before you, then your estate is the beneficiary until you name a new beneficiary.

[ ]     CONTRACT CHANGES

        Any change to your Contract is only effective if on a form acceptable to us, and then only once it is received at our Service Office and recorded on our records. Information on how to contact us to determine what information is needed and where you can get various forms for Contract changes is shown on this Prospectus' first two pages and last page.

[ ]     CONTRACT TERMINATION

        We may treat any partial withdrawal that leaves a Contract Value of less than $2,000 as a complete surrender of the Contract. See this prospectus'
DISTRIBUTIONS: WITHDRAWALS section for more information.

        If you have paid no premiums during the previous 36-month period, we have the right to pay you the total value of your Contract in a lump sum and cancel the Contract if (i) the Contract Value is less than $2,000 (does not apply to IRAs), or (ii) the paid-up life-time income annuity benefit at maturity, based on an accumulation of the Contract Value to maturity, would be less than $100 per month. We will not impose a withdrawal charge on these terminations.

[ ]     OPTIONAL FEATURES

        This Contract allows you the opportunity to select, and pay for, only those Contract features you want. Their costs are identified in the CHARGES section of this Prospectus. Check with your sales representative or us before selecting an optional feature, as some may not be available in your state on the effective date of this Prospectus. These optional features are currently only available at Contract issue. For features not available in your state on the date of your purchase, we may make them available to existing Owners for a limited time after the feature becomes available.

o       ACCOUNT ENHANCEMENT PACKAGE
        The Account Enhancement Package may NOT be removed from your Contract after you elect it. The Account Enhancement Package includes:

        Expanded "Free" Withdrawal.
        You may withdraw up to the amount of Contract earnings earned in any of the Subaccounts or General Account options as of the date of the withdrawal without a withdrawal charge being imposed, even if that amount exceeds the 10% "Free" Withdrawal described in the DISTRIBUTIONS section below. This amount includes earnings earned upon persistency bonus interest credit amounts allocated to Subaccounts or the General Account options, described above, but does not include the principal of any persistency bonus interest credit. If Contract earnings at the time of withdrawal are less than 10% of premiums paid, you may still withdraw up to 10% of premiums paid. This option does not reduce the amount of premiums subject to a withdrawal charge upon a surrender of the Contract.

         "Free Out" Surrender.
        You may exercise a complete surrender of Contract Value during the 30 calendar days prior to the fourth Contract Anniversary without a withdrawal charge being deducted.

        Accumulation Bonus Interest Credit.
        On the first day of the fifth Year, we will credit to your Subaccount allocations 3% of your Contract Value as of that date. On the first day of the sixth and subsequent Contract Years, we will credit to your Subaccount allocations 1% of your Contract Value as of each of those dates. Your rights to this interest bonus are vested once it is paid. These bonus interest credits will be allocated prorata to the Subaccounts in which you are invested. Given the current cost of the Account Enhancement Package, if you purchased the package solely or primarily for the Bonus Interest Credit, you must own your Contract for four years before the bonus benefits outweigh the costs of the Account Enhancement Package.


o       ACCOUNT PROTECTION PACKAGE
        The Account Protection Package provides the opportunity to enhance the Contract Value available for withdrawal and to enhance the Contract's death benefit even if underlying portfolios should sharply decrease in value (even to zero). The Account Protection Package may be removed from your Contract at any time after you elect it. Once removed, charges for this Package will end and Package benefits will not be in force.

          ACCOUNT PROTECTION PACKAGE RULES
             o The Contract Owner and annuitant(s) must be ages 55 to 75 at Contract Issue to elect the Account Protection Package (ages 55-70 if the Contract is issued to fund a tax-qualified plan).
             o To elect and retain the Account Protection Package option, your Contract Value must be 100% allocated to any combination of (i) any Old Mutual VA Asset Allocation Portfolio Subaccount, except the Old Mutual VA Asset Allocation Growth Portfolio Subaccount;
                 (ii) any OM Financial Asset Allocation Model except the Aggressive Model; or (iii) any General Account option.
             o While the Account Protection Package is in force, if the Owner is not a natural person, you cannot change the annuitant once the Package is elected.

        The Account Protection Package includes:

        Guaranteed Minimum Withdrawal Benefits ("GMWB").
        The Account Protection Package allows you to elect to receive GMWB benefits without withdrawal charges being levied. There are two basic GMWB features: one is based solely on the life of the Contract Owner (single life); the other is based on the joint lives of the Contract Owner and spouse (joint-life last survivor). Different charges apply to the two GMWB options.

        IMPORTANT SPECIAL CONSIDERATIONS. Each GMWB provides that the GMWB and all benefits thereunder will terminate when annuity payments begin. Annuity Payments will begin either on a date that you choose or the date required by other applicable laws or qualified plans, including IRAs. In the absence of other requirements, the latest Annuity Date is the date you select but not later than the Contract Anniversary nearest the annuitant's 100th birthday. If you do not specify a date, the Annuity Date will be the later of the first Contract Anniversary after the annuitant's 90th birthday or the 14th Contract Anniversary. It is important to select the latest permissible Annuity Date so as not to have the life payments terminated.

        Before (1) electing a GMWB, or (2) electing to annuitize your Contract after having elected the Account Protection Package, you should consider whether the termination of all benefits under the GMWB versus annuitizing produces the better financial results for you. You should discuss this with your financial and tax advisor.

        These considerations are of greater significance because the GMWBs provide that the life payments will cease when you annuitize voluntarily or the date required by the Contract or applicable laws or qualified plans, including IRAs. To the extent that we can extend the required annuitization date without adverse tax consequences to you, we will do so, as permitted by the applicable qualified plan, law, or regulation.

        In addition, with regard to required minimum distributions (RMDs) under an IRA only, it is important to consult your financial and tax advisor to determine whether the benefits of a particular GMWB will satisfy your RMD requirements. With regard to other qualified plans, you must determine what your qualified plan permits. Distributions under qualified plans and Tax-Sheltered Annuities must begin by the later of the calendar year in which you attain age 70 1/2 or the calendar year in which you retire. You do not necessarily have to annuitize your Contract to meet the minimum distribution.

          Basic GMWB. These benefits allow you to annually receive guaranteed single life or joint-life last survivor income payments (the "GMWB Amount") up to 5% of the Benefit Base (initially defined as Contract Value on the Contract Date) until the Owner's or last joint-life survivor's death. These guaranteed GMWB Amount payments will be made without regard to investment performance of your Contract after the benefit is elected; payments will be made even if your Contract Value declines to zero. Any legal requirements mandating annuitization of the Contract will result in termination of the for life guarantees.

          "Stepped-up" Benefit. On each Contract Anniversary, the Benefit Base will be reset to equal the greater of (i) Contract Value on the anniversary; and (ii) the Benefit Base immediately prior to the Contract Anniversary. The available GMWB Amount will be reset to equal 5% of the new Benefit Base.

          GMWB RULES
             o Upon a withdrawal that exceeds the available annual GMWB Amount, the Benefit Base is reset to the lesser of (i) the Benefit Base immediately prior to the withdrawal, or (ii) Contract Value immediately after the withdrawal. The available GMWB Amount is then reset to be 5% of the new Benefit Base until the next Contract Anniversary.
             o Upon payment of additional premium, the Benefit Base is reset to equal the greater of (i) the Benefit Base immediately prior to the premium payment, or (ii) the Benefit Base immediately prior to the premium payment, less all prior withdrawals and applicable withdrawal charges, plus the additional premium payment. The available GMWB Amount is then reset to be 5% of the new Benefit Base until the next Contract Anniversary.
             o Internal Revenue Service required minimum distribution amounts ("RMD") are deemed to be within the GMWB Amount even if they exceed the Contract definitions of GMWB Amount.

        Guaranteed Minimum Death Benefit ("GMDB").
        o As long as the Account Protection Package is in force, your Contract includes an enhanced Guaranteed Minimum Death Benefit ("GMDB"). On the Contract Date the GMDB is equal to the initial premium. The GMDB accumulates at a 5% rate until the Oldest Owner is age 80, subject to a maximum of 200% of total premiums paid.
        o  additional premiums increase the GMDB on a dollar for dollar basis.
        o GMDB is reduced on a dollar for dollar basis by withdrawals during a Contract Year totaling up to 5% of the GMDB on the last Contract Anniversary, and on a proportional basis by withdrawals during the Contract Year exceeding this amount.


DISTRIBUTIONS

        There are several ways to take all or part of your investment out of your Contract, both before and after the Annuity Date. Tax penalties and withdrawal charges may apply to amounts taken out of your Contract before the Annuity Date. Your Contract also provides a death benefit (including, for an additional charge, an optional enhanced guaranteed minimum death benefit) that may be paid upon your death prior to the Annuity Date. All or part of a death benefit may be taxable.

[ ]     WITHDRAWALS

        You may withdraw, by Written Notice, all or part of your Contract's Surrender Value prior to the Annuity Date. Amounts withdrawn in excess of "Free" Withdrawals described below are subject to a withdrawal charge. Following a full surrender of the Contract, or at any time the Contract Value is zero (except as provided if you have purchased the optional Account Protection Package), all your rights in the Contract end. Total surrender requires you to return your Contract to us.

        Of premium considered withdrawn, the oldest premium per allocation option is considered withdrawn first, the next oldest premium is considered withdrawn next, and so on (a "first-in, first-out," or "FIFO," procedure). (This is different than taxation order, which generally considers the last premium withdrawn first - a "last-in, first-out" procedure.)

        WITHDRAWAL RULES
        o Withdrawals must be by Written Notice. A request for a systematic withdrawal plan must be on our form and must specify a date for the first payment.
        o Minimum withdrawal is $100.
        o At any time, the Contract Value allocated to the 1-year Fixed Interest Account may be subject to a maximum percentage of the total Contract Value as a result of a partial withdrawal.
        o You can choose whether the withdrawn amount you receive is gross or net of any applicable withdrawal charge.
        o We may treat any partial withdrawal that leaves a Surrender Value of less than $2,000 as a complete surrender of the Contract.
        o You may select the allocation options from which we make a withdrawal and deduct any withdrawal charge. If you do not make a selection, the withdrawal and any withdrawal charges will be allocated to all your allocation options on a pro-rata basis.
        o Withdrawal results in cancellation of Accumulation Units from each applicable Subaccount and deduction of Contract Value from any General Account option. If you do not specify which allocation option(s) from which to take the withdrawal, it will be taken from each allocation option in the proportion that the Contract Value in each allocation option bears to the total Contract Value.
        o The total amount paid to you upon total surrender of the Contract (taking any prior partial withdrawals into account) may be less than the total premiums made, because we will deduct any charges owed but not yet paid (including withdrawal charges), and because you bear the investment risk for all amounts you allocate to the Subaccounts.
        o Unless you give us Written Notice not to withhold taxes from a withdrawal, we must withhold 10% of the taxable amount withdrawn to be paid as a federal tax, as well as any amounts required by state laws to be withheld for state income taxes.

        We will allow facsimile request forms and signatures to be used for the purpose of a "Written Notice" authorizing withdrawals from your Contract. You may complete and execute a withdrawal form and send it to our Service Center fax number, 770-690-1967. We offer this method of withdrawal as a service to meet your needs when turnaround time is critical. However, by not requiring an original signature there is a greater possibility that unauthorized persons can manipulate your signature and make changes on your Contract (including withdrawals) without your knowledge.

o       SYSTEMATIC WITHDRAWAL PLAN

        A systematic withdrawal plan allows you to automatically withdraw payments of a pre-determined dollar amount or fixed percentage of Contract Value from a specified allocation option(s) monthly, quarterly, semi-annually or annually. Systematic withdrawals of Contract earnings only are only permitted on Contract Monthly Anniversary dates. Systematic withdrawals of fixed dollar or percentage amounts may occur on any Business Day. Only one Contract systematic withdrawal plan is permitted at a time. Systematic withdrawal plan payments must be paid by electronic fund transfer to an account of yours that you specify to us. The fixed dollar amount of systematic withdrawals may be calculated in support of Internal Revenue Service minimum distribution requirements over the lifetime of the annuitant. Although this plan mimics annuity income payments, each distribution is a withdrawal that may be taxable and subject to the charges and expenses described above; you may wish to consult a financial or tax advisor before requesting this plan.

o       "FREE" WITHDRAWAL BENEFITS

        10% `Free' Partial Withdrawals.
        The Contract permits you to withdraw up to 10% of premiums paid as of the previous Contract Anniversary, less withdrawals subsequently taken, without deduction of a withdrawal charge. If you do not withdraw the 10% `free' amount in a Contract Year, you may not carry forward the unused `free' withdrawal amount into the next Contract Year.

         `Free' Withdrawals for Nursing Home Confinement.
        After your first Contract Anniversary, you may withdraw all or part of your Contract Value without deduction of a withdrawal charge if you meet the requirements as defined in your Contract. These requirements generally require your prior confinement for 60 or more consecutive days, beginning after your first Contract Year anniversary and upon the recommendation of a licensed nurse or physician, to a nursing home. These `free' withdrawals are only available during your confinement.

         `Free' Withdrawals for Terminal Illness.
        After your first Contract Anniversary, you may withdraw all or part of your Contract Value without deduction of a withdrawal charge if you meet the requirements as defined in your Contract. These requirements generally require that you be diagnosed with a medical condition by a licensed physician that, with a reasonable degree of medical certainty, will result in your death within 12 months or less. We reserve the right to have you examined by a licensed physician of our choice and at our expense.

        Optional `Free'  Withdrawal Benefits.
        The Account Enhancement Option, available for an additional charge, includes expanded `free' withdrawal benefits. These benefits are described in more detail in the IMPORTANT CONTRACT PROVISIONS section OPTIONAL FEATURES provision of this prospectus.

[ ]     DEATH BENEFITS

        A death benefit becomes payable after we receive Due Proof of Death of an Owner's death. The death benefit proceeds will remain in the Contract Subaccount, as to each beneficiary until we receive proper documentation from that beneficiary as to his/her share of the proceeds. We will pay death benefit proceeds as soon thereafter as we have sufficient information about each beneficiary to make the payment. Death benefits may be paid pursuant to an annuity income option to the extent allowed by applicable law and any settlement agreement in effect at your death. If the beneficiary does not make an annuity income option election within 60 days of our receipt of Due Proof of Death, we may issue a lump-sum payment to the beneficiary.

        If an Owner of the Contract is a corporation, trust or other non-individual, we treat the primary annuitant as an Owner for purposes of the death benefit. The "primary annuitant" is that individual whose life affects the timing or the amount of the death benefit payout under the Contract. A change in the primary annuitant will be treated as the death of an Owner.

        If the annuitant is an Owner or joint Owner, the annuitant's death is treated as the Owner's death.

        If the annuitant is not an Owner and the annuitant dies before the Annuity Date, the Owner may name a new annuitant if such Owner(s) is not a corporation or other non-individual or if such Owner is the trustee of an Internal Revenue Code Section 401(a) retirement plan. If the Owner does not name a new annuitant, the Owner will become the annuitant.

        If your spouse is the Contract beneficiary, annuitant, or a joint Owner, special tax rules apply. See the IRS REQUIRED DISTRIBUTION UPON OWNER'S DEATH section below.

     Spousal Continuation.
     Spousal continuation of the Contract, including any excess GMDB paid under either the standard death benefit or the Account Protection Package greater than Contract Value, is permitted as defined by IRS rules. However, if spousal continuation is elected on a Contract that previously had the Account Protection Package, the package, including the GMDB, terminates upon continuation.

o       STANDARD DEATH BENEFIT
        Upon any Owner's death before the Annuity Date, the Contract will end, and we will pay a standard death benefit to your beneficiary. The standard death benefit on the date we receive Due Proof of Death equals the larger of:
         o your Contract Value (without deduction of the withdrawal charge) on the date we receive Due Proof of Death; or
         o the sum of net premiums on the date we receive Due Proof of Death, less a proportional adjustment for withdrawals (in proportion to Contract Value at the time of each withdrawal).

        Upon any Owner's death on or after the Annuity Date and before all proceeds have been paid, no death benefit is payable, but any remaining proceeds will be paid to the designated annuity benefit payee based on the annuity income option in effect at the time of death.

o       OPTIONAL GUARANTEED MINIMUM DEATH BENEFIT ("GMDB")
        The Account Protection Package, available for an additional charge, provides benefits that include a n enhanced GMDB. These benefits are described in more detail in the IMPORTANT CONTRACT PROVISIONS section of this prospectus' OPTIONAL FEATURES provision.

o       IRS REQUIRED DISTRIBUTION UPON DEATH OF OWNER
        Federal law requires that if your Contract is tax non-qualified and you die before the Annuity Date, then the entire value of your Contract must be distributed within 5 years of your death. The 5-year rule does not apply to that portion of the proceeds which (a) is for the benefit of an individual beneficiary; and (b) will be paid over the lifetime or the life expectancy of that beneficiary as long as payments begin not later than one year after the date of your death. Special rules may apply to your surviving spouse. The FEDERAL INCOME TAX MATTERS section of this prospectus has additional information about these rules. Other required distribution rules apply to tax-qualified Policies and are described in this prospectus' APPENDIX A.

o       TABLES ILLUSTRATING BENEFITS UPON DEATH
        The following tables illustrate benefits payable, if any, upon death of a party to the Contract for most situations. The terms of any Contract rider or qualified plan funded by the Contract may change this information. Please consult your own legal and tax advisor for advice.

                    IF DEATH OCCURS BEFORE THE ANNUITY DATE:


-----------------------------------------------------------------------------------------------
any Contract      - - -           - - -                Contract beneficiary receives the
Owner                                                  death benefit.
-----------------------------------------------------------------------------------------------
any Contract      There is no     the beneficiary is   surviving spouse may elect to become
Owner             surviving       the Contract         the Contract Owner and continue the
                  joint Contract  Owner's surviving    Contract, or may have the Contract end
                  Owner who is    spouse, unless the   and receive the death benefit.
                  the deceased    spouse is the
                  Owner's spouse  surviving joint
                                 Contract Owner
-----------------------------------------------------------------------------------------------
the annuitant     a Contract      there is no named    the Contract continues with the
                  Owner is living contingent or joint  Contract Owner as the Contract
                                  annuitant            annuitant unless the Owner names a new
                                                       annuitant.
-----------------------------------------------------------------------------------------------
the annuitant     the Contract    - - -                the annuitant's death is treated as a
                  Owner is a                           Contract Owner's death.
                  non-person
-----------------------------------------------------------------------------------------------
an annuitant      a Contract      the contingent or    contingent annuitant becomes the
                  Owner is living joint annuitant is   annuitant, and the Contract continues.
                                  living
-----------------------------------------------------------------------------------------------

                     IF DEATH OCCURS ON OR AFTER THE ANNUITY DATE:


-----------------------------------------------------------------------------------------------
any Contract      There is a      surviving Contract Owner remains as Owner for purposes of
Owner             living joint    distributing any remaining Contract proceeds pursuant to
                  Owner, and      the annuity income option then in effect.  If the annuity
                  the annuitant   benefit payee was the deceased Contract Owner, the
                  is living       surviving Owner receives the proceeds.  If the payee is
                                  other than the deceased Owner, proceeds
                                  continue to be paid to the payee until the
                                  payee's death, then are paid to the Contract
                                  beneficiary.
-----------------------------------------------------------------------------------------------
any Contract      There is no     Contract beneficiary becomes the Contract Owner for
Owner             surviving       purposes of distributing any remaining Contract proceeds
                  joint Owner,    pursuant to the annuity income option then in effect.  If
                  and             the annuity benefit payee was the Owner, then the Contract
                  the annuitant   beneficiary receives the proceeds.  If the payee is other
                  is living       than the Owner, proceeds continue to be paid to the payee
                                  until the payee's death, then are paid to the Contract
                                  beneficiary.
-----------------------------------------------------------------------------------------------
any Contract      any Contract    Contract Owner (or other named payee) receives distribution
annuitant         Owner is living of any remaining Contract proceeds pursuant to the annuity income option then in effect.
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
the annuitant     the annuitant   Contract beneficiary becomes the Contract Owner for
                  is also the     purposes of distributing any remaining Contract proceeds
                  Contract Owner  pursuant to the annuity income option then in effect.  If the annuity benefit payee was the Owner, then the Contract beneficiary receives the  proceeds. If the payee is other than the
                                  Owner, proceeds continue to be paid to the payee until the payee's death, then are paid to the Contract beneficiary.
-----------------------------------------------------------------------------------------------

[ ]     ANNUITY INCOME BENEFITS

        A primary function of an annuity contract, like this Contract, is to provide annuity payments to the payee(s) you name. It is important to remember that the GMWBs provided by the Account Protection Package are an alternative to annuity payments. You will receive the annuity benefits unless you designate another payee(s). The level of annuity payments is determined by your Contract Value, the annuitant's sex (except where prohibited by law) and age, and the annuity income option selected. All or part of your Contract Withdrawal Value may be placed under one or more annuity income options. Annuity payments may be subject to a withdrawal charge.

        Annuity payments must be made to individuals receiving payments on their own behalf, unless otherwise agreed to by us. Any annuity income option is only effective once we acknowledge it. We may require initial and ongoing proof of the Owner's or annuitant's age or survival. Unless you specify otherwise, the payee is the Owner.

        Payments under the annuity income options are FIXED ANNUITY PAYMENTS based on a fixed rate of interest at or higher than the minimum effective annual rate which is guaranteed to yield 2.5% on an annual basis. We have sole discretion whether or not to pay a higher interest rate for annuity income option 1 (see below). Current immediate annuity rates for options 2 through 7 for the same class of annuities are used if higher than the guaranteed amounts (guaranteed amounts are based upon the tables contained in the Contract). The guaranteed amounts are based on the U.S. Annuity 2000 Table, gender specific, with a 10-year age setback, and a 2.5% effective annual interest rate. Current interest rates, and further information, may be obtained from us. The amount of each fixed annuity payment is set and begins on the Annuity Date, and does not change.

o       WHEN ANNUITY INCOME PAYMENTS BEGIN
        You select the Annuity Date by completing an election form that you can request from us at any time. If you do not specify a date, the Annuity Date will be the later of the Contract Anniversary after the annuitant's 90th birthday or the fourteenth Contract Anniversary. Tax-qualified Policies may require an earlier Annuity Date. You may change this date by sending Written Notice for our receipt at least 30 days before the then current Annuity Date.

o       SELECTING AN ANNUITY INCOME OPTION
You choose the annuity income option by completing an election form that you can request from us at any time. You may change your selection during your life by sending Written Notice for our receipt at least 30 days before the date annuity payments are scheduled to begin. If no selection is made by then, we will apply the Contract Surrender Value to make annuity payments under annuity income option 3 providing lifetime income payments.

--------------------------------------------------------------------------------
The longer the guaranteed or projected annuity income option period, the lower the amount of each annuity payment.
--------------------------------------------------------------------------------

        If you die before the Annuity Date (and the Contract is in force), your beneficiary may elect to receive the death benefit under one of the annuity income options (unless applicable law or a settlement agreement dictate otherwise).

o       ANNUITY INCOME OPTIONS
        Once fixed annuity payments under an annuity income option begin, they cannot be changed. (We may allow the beneficiary to transfer amounts applied under option 1 to one of options 2 through 7 after the Annuity Date. However, we reserve the right to discontinue this practice.) When the Owner dies, we will pay any unpaid guaranteed payments to your beneficiary. Upon the last payee's death, we will pay any unpaid guaranteed payments to that payee's estate.

        NOTE: IF YOU ELECT AN ANNUITY INCOME OPTION BASED SOLELY ON LIFE CONTINGENCIES (OPTIONS 3, 4, OR 6), IT IS POSSIBLE THAT ONLY ONE ANNUITY PAYMENT WOULD BE MADE UNDER THE ANNUITY OPTION IF THE ANNUITANT(S) DIED BEFORE THE DUE DATE OF THE SECOND ANNUITY PAYMENT, ONLY TWO ANNUITY PAYMENTS WOULD BE MADE IF THE ANNUITANT(S) DIED BEFORE THE DUE DATE OF THE THIRD ANNUITY PAYMENT, ETC. THIS WOULD NOT HAPPEN IF YOU ELECT AN ANNUITY INCOME OPTION GUARANTEEING, AT LEAST IN PART, EITHER THE AMOUNT OR DURATION OF PAYMENTS (OPTIONS 1, 2, 5 OR 7).

        Part or all of any annuity payment may be taxable as ordinary income. If, at the time annuity payments begin, you have not given us Written Notice to not withhold federal income taxes, we must by law withhold such taxes from the taxable portion of each annuity payment and remit it to the Internal Revenue Service. (Withholding is mandatory for certain tax-qualified Policies.)

        We may pay your Contract proceeds to you in one sum if they are less than $2,000, or when the annuity income option chosen would result in periodic payments of less than $100. If any annuity payment would be or becomes less than $100, we also have the right to change the frequency of payments to an interval that will result in payments of at least $100. In no event will we make payments under an annuity option less frequently than annually.

        The annuity income options are:

(1) INCOME FOR A FIXED PERIOD. Proceeds are paid in monthly installments for the specified period chosen. Monthly incomes for each $1,000 of proceeds, which include interest, are illustrated by a table in the Contract.

(2) LIFE INCOME WITH A GUARANTEED PERIOD. Proceeds are paid as monthly income during the annuitant's life, with guaranteed payments for a period of time.

(3) LIFE INCOME. Proceeds are paid as monthly income during the annuitant's life.

(4) JOINT AND CONTINGENT LIFE INCOME. Proceeds are paid as monthly income during the joint annuitants' lives until the first of them dies.


(5) JOINT AND SURVIVOR LIFE INCOME WITH A GUARANTEED PERIOD. Proceeds are paid as a monthly income during the joint annuitants' lives and until the last of them dies, with guaranteed payments for a period of time.

(6) JOINT AND SURVIVOR LIFE INCOME. Proceeds are paid as a monthly income during the joint annuitants' lives and until the last of them dies.

(7) LIFE INCOME WITH A LUMP SUM REFUND AT DEATH. Proceeds are paid as a monthly income during the annuitant's life, and any remaining Contract Value as of the date Annuity Income begins is paid to the Contract beneficiary upon the annuitant's death.

The periods of time of the guarantees, where applicable, for all annuity income options are:
     o Minimum - 5 years
     o Maximum - The lesser of 25 years or the life expectancy of the Annuitant(s) as determined as of the Annuity Date.
The minimum payment rate for joint or contingent annuitants is 25%. Our approval is needed if the percentage is less than 50%.

FEDERAL INCOME TAX MATTERS

        This discussion of how federal income tax laws may affect investment in your variable annuity is based on our understanding of current laws as interpreted by the Internal Revenue Service ("IRS"). No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the IRS. This discussion is NOT intended as tax advice. All information is subject to change without notice. We make no attempt to review any state or local laws, or to address estate or inheritance laws or other tax consequences of annuity ownership or receipt of distributions. YOU SHOULD CONSULT A COMPETENT TAX ADVISOR TO LEARN HOW TAX LAWS APPLY TO YOUR ANNUITY INTERESTS.

        The Contract may be purchased on a non-tax qualified basis ("Non-Qualified Contract") or purchased and used in connection with IRAs ("IRA Annuity"). The ultimate effect of federal income taxes on the amounts held under a Contract, on annuity payouts, and on the economic benefit to you, the annuitant or the beneficiary depends on the type of Contract and on the tax status of the individual concerned.

        Certain requirements must be satisfied in purchasing an IRA annuity and receiving distributions from an IRA annuity in order to continue receiving favorable tax treatment. YOU SHOULD CONSULT A COMPETENT TAX ADVISOR BEFORE PURCHASING AN IRA ANNUITY. The following discussion assumes that an IRA Annuity is purchased with proceeds and/or contributions that qualify for the intended special federal income tax treatment.

o       TAXATION OF ANNUITIES

        Section 72 of the Internal Revenue Code of 1986, as amended, (the "Code") governs taxation of annuities and distributions from IRAs in general. Code Section 817 provides rules regarding the tax treatment of variable annuities. Other Code sections may also impact taxation of your variable annuity investment and/or earnings. You will not generally be taxed on increases, if any, in the Contract Value until a distribution occurs by withdrawing all or part of the Contract Value. However, under certain circumstances, you may be subject to current taxation.

o       TAX TREATMENTS BY TYPE OF OWNER

        A Contract held by an entity other than a natural person, such as a corporation, estate or trust, usually is not treated as an annuity for federal income tax purposes. The income on such a Contract is taxable each year. However, this rule does not apply if the Contract Owner is acting as an agent for an individual or is an estate that acquired the Contract as a result of the death of the decedent. Nor does it apply if the Contract is an IRA annuity, is held pursuant to a qualified funding trust (structured settlement plan), the Contract is an immediate annuity, or if an employer purchased the Contract upon termination of a qualified plan and held the annuity for the exclusive benefit of the annuitant participant. YOU SHOULD CONSULT A TAX ADVISOR BEFORE PURCHASING A CONTRACT TO BE OWNED BY A NON-NATURAL PERSON.

o       TAXATION OF ANNUITY PAYMENTS
        Earnings from a variable annuity are taxable only upon withdrawal and are treated as ordinary income. Generally, the Code provides for the return of your investment in an annuity Contract in equal tax-free amounts over the annuity payout period. Fixed annuity payment amounts may be excluded from taxable income based on the ratio of the investment in the Contract to the total expected value of annuity payments. If you elect variable annuity payments, the amount excluded from taxable income is determined by dividing the investment in the Contract by the total number of expected payments. The balance of each payment is taxable income. After you recover your investment in the Contract, any payment you receive is fully taxable. (If a variable payment is less than the excludable amount you should contact your tax advisor to determine how to report any investment not recovered.) The taxable portion of any annuity payment is taxed at ordinary income tax rates.

o       TAXATION OF DEATH PROCEEDS
        Generally, amounts distributed because of the death of the Owner or the annuitant are included in the income of the recipient as follows:

        o If distributed in a lump sum, the death benefit proceeds are taxed in the same manner as a full withdrawal as described below.

        o If distributed under an annuity form, the death benefit proceeds are taxed in the same manner as annuity payments, as described above.

        DISTRIBUTION AT DEATH

        A death benefit paid under the Contract is taxable to the beneficiary. The rules on taxation of an annuity apply. Estate taxes may also apply, even if all or a portion of the benefit is subject to federal income taxes. In order to be treated as an annuity for federal income tax purposes, the Code requires any Non-Qualified Contract to provide that: (1) if an Owner dies: (a) on or after the annuity starting date, and (b) before the entire interest in the Contract is distributed, the balance will be distributed at least as rapidly as under the method being used at the date of death, and (2) if an Owner dies before the annuity starting date, the entire interest must be distributed within five years of death. If distributed in a lump sum, the death benefit amount is taxed in the same manner as a full withdrawal. If the sole designated beneficiary is the surviving spouse of the annuitant, then the surviving spouse is considered the Owner, making it possible to continue deferring taxes on the accrued and future income of the Contract until payments are made to the surviving spouse. Similar requirements are applicable to IRA Annuities.

o       TAXATION OF WITHDRAWALS
        If annuity Contract Value is greater than total premiums paid, then withdrawals are treated as coming first from the earnings, then, only after the income portion is exhausted, as coming from principal. Withdrawn earnings are included in gross income.

        PERIODIC WITHDRAWALS
        Periodic withdrawals are a series of substantially equal periodic payments made at least annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and the beneficiary. Although periodic withdrawals are subject to federal income taxation, they are not subject to the 10% federal tax penalty that may apply to non-periodic withdrawals.

        NON-PERIODIC WITHDRAWALS
         If you make a non-periodic withdrawal, not only is the income portion of such a distribution subject to federal income taxation, but a 10% penalty may apply. However, the penalty does not apply to distributions:
      o after the taxpayer reaches age 59 1/2;
      o upon the death of the owner;
      o if the taxpayer is defined as totally disabled;
      o as a periodic withdrawal, as described above;
      o under an immediate annuity; or
      o under certain other limited circumstances. Consult your tax advisor for additional information.

Similar exceptions from the penalty tax on distributions are provided for distributions from an IRA Annuity.

o       TAX TREATMENT OF ASSIGNMENTS AND TRANSFERS
        An transfer or assignment of a Contract may have adverse tax consequences, and may also be prohibited by the Code (particularly for tax-qualified plans) and ERISA in some circumstances. The designation of an annuitant, payee or other beneficiary who is not also the Owner may also result in adverse tax consequences. Therefore, we do not permit assignment of Policies issued to fund tax-qualified plans.

        Transfers of Contracts issued pursuant to qualified plans, other than between spouses, generally result in recognition of gain at the time of the transfer and may also trigger gift tax implications. Ask your tax advisor for more information.

o       DIVERSIFICATION OF INVESTMENTS

        Section 817(h) of the Code authorizes the Treasury to set standards by regulation or otherwise for the investments of the Separate Account to be "adequately diversified" in order for the Contract to be treated as a variable contract for federal tax purposes. The diversification requirements of Section 817(h) do not apply to annuity contracts held under a plan described in Section 401(a), 403(b), 408, 408A or 457(b) of the Code.

        The Separate Account, through the Subaccounts, intends to comply with the diversification requirements prescribed in Regulation Section 1.817-5, which affect how the assets in the underlying Portfolios in which the Subaccounts invest may be invested. Although we may not control the investments of the Portfolios, we expect that Portfolios will comply with the diversification regulations so that the Subaccounts will be considered "adequately diversified." Owners bear the risk that the entire non-qualified Contract could be disqualified as an annuity for federal income tax purposes due to the failure of a Subaccount to be "adequately diversified."

o       OWNER CONTROL

        In connection with the issuance of temporary and proposed diversification regulations in 1986, the Treasury Department announced that those regulations did not "provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the Owner, rather than the insurance company, to be treated as the owner of the assets in the account" (which would result in the current taxation of the income on those assets to the Owner). The IRS recently issued a revenue ruling stating that the determination of whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract depends on all the facts and circumstances. We do not believe the ownership rights of an Owner under a Contract would result in any Owner being treated as the owner of the assets of the Contract under the revenue ruling. However, we do not know whether the IRS will provide additional guidance and what standards may be contained in such guidance. Therefore, we reserve the right to modify the Contract as necessary to attempt to prevent an Owner from being considered the owner a pro rata share of the assets of the Contract

o       MULTIPLE CONTRACTS

        For purposes of determining the taxability of a distribution, the Code provides that all Non-Qualified contracts issued by us (or an affiliate) to you during any calendar year must be treated as one annuity contract. Additional rules may be promulgated under this Code provision to prevent avoidance of its effect through the ownership of serial contracts or otherwise.

o       WITHHOLDING

        Non-Qualified Contracts and IRA annuity distributions are generally subject to withholding at rates that vary according to the type of distribution and the recipient's tax status. Recipients, however, generally are provided an opportunity to elect not to have tax withheld from distributions.

o       TAX-FREE EXCHANGES

        Code Section 1035 provides that no gain or loss will be recognized on the exchange of one annuity contract for another. Generally, an annuity contract issued in an exchange for another annuity contract is treated as new for purposes of the penalty and distribution at death rules. YOU SHOULD CONSULT YOUR TAX ADVISOR BEFORE ENTERING INTO A SECTION 1035 EXCHANGE.

o       ANNUITY USED TO FUND QUALIFIED PLAN
        The Contract is designed for use with various qualified plans. The Contract will not provide additional tax deferral benefits if it is used to fund a tax-deferred qualified plan. However, Contract features and benefits other than tax deferral may make it an appropriate investment for a qualified plan. Tax rules for qualified plans are very complex and vary according to the type and terms of the plan, as well as individual facts and circumstances. EACH PURCHASER SHOULD OBTAIN COMPETENT TAX ADVICE PRIOR TO PURCHASING A CONTRACT ISSUED UNDER A QUALIFIED PLAN. OWNERS, ANNUITANTS AND BENEFICIARIES SHOULD SEEK COMPETENT FINANCIAL ADVICE ABOUT THE TAX CONSEQUENCES OF CONTRACT DISTRIBUTIONS.

        The income on tax sheltered annuity (TSA) and individual retirement annuity (IRA) investments is tax deferred; therefore, any income on variable annuities held by such plans does not receive an additional tax deferral. You should review the annuity features, including all benefits and expenses, prior to purchasing a variable annuity as a TSA or IRA. Tax qualified annuities may be purchased as investments for:
     o Tax Sheltered Annuities, Code Section 403(b);
     o Individual Retirement Annuities (IRAs), Code Section 408(b);
     o Simplified Employee Pension (SEP IRA), Code Section 408(k);
     o Roth IRAs, Code Section 408A.
The Company reserves the right to limit the availability of the Contract for use with any of the plans listed above or to modify the Contract to conform to tax requirements. Some retirement plans are subject to requirements that we have not incorporated into our administrative procedures. Unless we specifically consent, we are not bound by plan requirements to the extent that they conflict with the terms of the Contract. We do not perform any tax reporting for Policies held by tax-qualified plans other than IRAs and TSAs.

          If you purchase an IRA Annuity, you will be provided with supplemental information. You also have the right to revoke your purchase within seven days of purchase of the IRA Annuity, or as provided by applicable state law. If an IRA Annuity is purchased, the annuitant must also be the Owner. In addition, if an IRA Annuity is purchased, minimum distributions must commence not later than April 1st of the calendar year following the calendar year in which you attain age 70 1/2. Various tax penalties may apply to contributions in excess of specified limits and distributions that do not satisfy specified requirements. YOU SHOULD OBTAIN COMPETENT TAX ADVICE BEFORE PURCHASING AN IRA ANNUITY.

o       TAX IMPACT ON ACCOUNT VALUE
        Certain Contract credits are treated as taxable "earnings" and not "investments" for tax purposes. When money is distributed from an annuity taxable earnings are considered paid out first, followed by the return of your premiums (investment amounts). In addition, taxation order generally considers the last premium withdrawn first when investment amounts are deemed distributed ("last-in, first-out").

MISCELLANEOUS

[ ]     ABOUT OUR COMPANY

        OM Financial Life Insurance Company issues the Contract described in this prospectus and is responsible for providing each Contract's insurance and annuity benefits. We are a stock life insurance company organized under the insurance laws of the State of Maryland in 1959 under the name "Fidelity and Guaranty Life Insurance Company." We are engaged in the business of issuing life insurance and annuities throughout the United States (except New York). We became an indirect wholly-owned subsidiary of Old Mutual, plc ("Old Mutual") September 28, 2001. We changed to our current name effective January 1, 2007 to reflect our association with the Old Mutual family of companies. Old Mutual Financial Network (OMFN) is the marketing name for the U.S. life insurance and annuity operations of Old Mutual plc, including OM Financial Life Insurance Company (variable annuity products offered through Old Mutual Financial Network Securities, Inc.). OM Financial Life is solely responsible for its contractual guarantees and commitments. See the TABLE OF CONTENTS page of this prospectus, or the cover page or last page for information on how to contact us.

[ ]     DISTRIBUTION OF THE CONTRACTS

        Old Mutual Financial Network Securities, Inc. ("OMFN Securities"), 1001 Fleet Street, Baltimore, Maryland 21202, controlled by us, is the principal underwriter of the Policies. OMFN Securities is registered with the Securities and Exchange Commission as a broker dealer and is a member of the National Association of Securities Dealers, Inc. Like us, OMFN Securities is also an indirect wholly-owned subsidiary of Old Mutual plc. OMFN Securities enters into contracts with various broker-dealers ("Distributors") to distribute Policies. All persons selling the Contract will be registered representatives of the Distributors, and will also be licensed and appointed by us as insurance agents to sell variable insurance products. Commissions paid to all distributors may be up to a total of 8.25% of premiums. We may also pay other distribution expenses, marketing support allowances, conference sponsorship fees and production incentive bonuses. We also pay non-cash compensation in connection with the sale of the Contract, including seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items. Since sales of the Contract began as of the effective date of this prospectus, there are no special arrangements to report. In future updated prospectuses, we will report information about broker-dealers to whom we have special compensation arrangements. These distribution expenses do not result in any additional charges under the Contract other than those described in this prospectus' CHARGES EXPLAINED section.

[ ]     VOTING PRIVILEGES

        As a Contract Owner, you may have voting privileges in the portfolios whose shares underlie the Subaccounts you are invested in. You will receive proxy material, reports, and other materials relating to each underlying portfolio in which you have voting rights.

        If you send us written voting instructions, we will follow your instructions in voting the Portfolio shares attributable to your Contract. If you do not send us written instructions, we will vote the shares attributable to your Contract in the same proportions as we vote the shares for which we have received instructions from other Contract Owners. We will vote shares that we hold in the same proportions as we vote the shares for which we have received instructions from other Contract Owners. We seek to obtain a meaningful response from Contract Owners although no quorum of instructions is required. Notwithstanding our efforts, it is possible that a small number of Contract Owners can determine the outcome of a voting proposal. The underlying portfolios do not routinely hold annual shareholder meetings.

[ ]     LEGAL PROCEEDINGS

        As of the date of this Prospectus, there are no proceedings affecting the Separate Account, or that are material in relation to our total assets.

OM FINANCIAL QUALIFIED PLAN DISCLOSURE
APPENDIX A: TAX-QUALIFIED PLAN DISCLOSURES

------------------------------------------ -------------------------------------
DISCLOSURE SUMMARY                         For annuity policies issued as a:
                                           [ ]     REGULAR IRA
OM FINANCIAL LIFE INSURANCE COMPANY        [ ]     SEP IRA
                                           [ ]     ROTH IRA
------------------------------------------ -------------------------------------

The Internal Revenue Service (IRS) requires us to provide you this disclosure statement. This Disclosure Statement explains the rules governing your Individual Retirement Account (IRA). The disclosure reflects our current understanding of the law, but for personal tax advice you should consult a lawyer or other licensed tax expert to learn how the applicable tax laws apply to your situation. This Disclosure Summary is NOT intended as, nor does it constitute, legal or tax advice. For further information about IRAs, contact any district office of the IRS, or consult IRS Publication 590: Individual Retirement Arrangements.

If you have any questions about your Contract, please contact us at the address and telephone number shown below.


YOUR RIGHT TO CANCEL

You may cancel your IRA within seven days after the date you receive this disclosure statement. To revoke your plan and receive a refund for the amount paid for your IRA, you must send a signed and dated written notice to cancel your Contract no later than the seventh day after issuance to us at:
                       OM Financial Life Insurance Company
                                 Service Center
                                P.O. Box 725049
                           Atlanta, Georgia 31139-2049
                            Telephone 1-866-599-2760

Your revocation will be effective on the date of the postmark (or certification or registration, if applicable), if sent by United States mail, properly addressed and by first class postage prepaid. After seven days following receipt of this Disclosure Statement, you cannot cancel.

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PROVISIONS OF IRA LAW

This disclosure is applicable when our variable annuity Contract is used for a Regular IRA, Spousal IRA, Rollover IRA, or a Roth IRA. Additionally, this disclosure provides basic information for when our variable annuity Contract is used for a Simplified Employee Pension (SEP)-IRA. A SEPARATE CONTRACT MUST BE PURCHASED FOR EACH INDIVIDUAL UNDER EACH ARRANGEMENT/PLAN. While Internal Revenue Code ("IRC") provisions for IRAs are similar for all such arrangements/plans, certain differences are set forth below.

REGULAR IRA

ELIGIBILITY
You are eligible to establish a Regular IRA if you are younger than age 70 1/2 and if, at any time during the year, you are an employee or self-employed and receive compensation or earned income that is includible in your gross income. Your spouse may also establish a "spousal IRA" that you may contribute to out of your compensation or earned income for any year before the year in which your spouse reaches age 70 1/2. To contribute to a spousal IRA, you and your spouse must file a joint tax return for the taxable year.

Additionally, regardless of your age, you may transfer funds from another IRA or certain qualified plans to a "Rollover IRA", which is described below.

ANNUAL CONTRIBUTION LIMITS
You may make annual contributions to a Regular IRA of up to the Annual Contribution Limit ($4,000 for 2005 through 2007, and $5,000 in 2008 and after), or 100% of your earned income or compensation, whichever is less. If you are age 50 or older, the Annual Contribution Limits are increased by $1,000 per year thereafter, so long as your earned income or compensation is greater than the Annual Contribution Limit. Beginning in 2009, the Annual Contribution Limits will be increased by the IRS to reflect inflation.

If you and your spouse both work and have compensation that is includible in your gross income, each of you can annually contribute to a separate Regular IRA up to the lesser of the Annual Contribution Limit or 100% of your compensation or earned income. However, if one spouse earns less than the Annual Contribution limit, but both spouses together earn at least twice the Annual Contribution Limit, it may be advantageous to use the spousal IRA. The total contributions to both IRAs may not exceed the lesser of twice the Annual Contribution Limit or 100% of you and your spouse's combined compensation or earned income.

The combined limit on contributions to both Regular and Roth IRAs for a single calendar year for you may not exceed the Annual Contribution Limit (or twice the Annual Contribution Limit for a couple filing jointly).

Distributions from another IRA or certain other qualified plans may be "rolled over" into a Regular IRA and such rollover contributions are not limited by this annual maximum.

Contributions must be made by the due date, not including extensions, for filing your tax return. A CONTRIBUTION MADE BETWEEN JANUARY 1 AND THE FILING DUE DATE FOR YOUR RETURN MUST BE SUBMITTED WITH WRITTEN DIRECTION THAT IT IS BEING MADE FOR THE PRIOR TAX YEAR OR IT WILL BE TREATED AS MADE FOR THE CURRENT TAX YEAR.

The amount of permissible contributions may or may not be tax-deductible depending on whether you are an active participant in an employer sponsored retirement plan and whether your adjusted gross income ("AGI") is above the phase-out level.

DEDUCTIBILITY OF CONTRIBUTIONS
Contributions made for the tax year are fully deductible if neither you nor your spouse (if married) is an active participant in an employer-sponsored retirement plan (including qualified pension, profit sharing, stock bonus, 401(k), or 403(b) plans, SEP plans, and certain governmental plans for any part of such year.

If you are an active participant in an employer sponsored requirement plan you may make deductible contributions if your Adjusted Gross Income (AGI) is below a threshold level of income. For single taxpayers and married taxpayers (who are filing jointly and are both active participants) the available deduction is reduced proportionately over a phaseout range. If you are married and an active participant in an employer retirement plan, but file a separate tax return from your spouse, your deduction is phased out between $0 and $10,000 of AGI.

Active participants with income above the phaseout range are not entitled to an IRA deduction. The phaseout limits are scheduled to increase as follows:

        MARRIED FILING JOINTLY      SINGLE/HEAD OF HOUSEHOLD
        ----------------------      ------------------------
YEAR              AGI                         AGI
----              ---                         ---
2005     $70,000 - $  80,000          $50,000 - $60,000
2006     $75,000 - $  85,000          $50,000 - $60,000
2007+    $80,000 - $ 100,000          $50,000 - $60,000

If you are not an active participant in an employer sponsored plan, but your spouse is an active participant, you may take a full deduction for your IRA contribution (other than to a Roth IRA) if your AGI is below $150,000; if you are not an active participant but your spouse is, the maximum deductible contribution for you is phased out at AGIs between $150,000 and $160,000.

Even if you will not be able to deduct the full amount of your Regular IRA contribution, you can still contribute up to the Annual Contribution Limit with all or part of the contribution being non-deductible. The combined total must not exceed your Annual Contribution Limit. Any earnings on all your Regular IRA contributions accumulate tax-free until you withdraw them.

EXCESS CONTRIBUTIONS
If you contribute in excess of the maximum contribution limit allowed in any year, the excess contribution could be subject to a 6% excise tax. The excess is taxed in the year the excess contribution is made and each year that the excess remains in your Regular IRA.

If you should contribute more than the maximum amount allowed, you can eliminate the excess contribution as follows:

    You may withdraw the excess contribution and net earnings attributable to it before the due date for filing your federal income tax in the year the excess contribution was made. Any earnings so distributed will be taxable in the year for which the contribution was made and may be subject to the 10% premature distribution tax.

    If you elect not to withdraw an excess contribution, you may apply the excess against the contribution limits in a later year. This is allowed to the extent you under-contribute in the later year. The 6% excise tax will be imposed in the year you make the excess contribution and each subsequent year, until eliminated. To the extent an excess contribution is absorbed in a subsequent year by contributing less than the maximum deduction allowable for that year, the amount absorbed will be deductible in the year applied (provided you are eligible to take a deduction).

DISTRIBUTIONS FROM YOUR REGULAR IRA DURING YOUR LIFE
You may take distributions from your Regular IRA at any time. However, there is a 10% premature distribution tax on the amount includible in your gross income distributed prior to you attaining age 59 1/2, unless: (1) the distribution is made because of your death or permanent disability; (2) the distribution is part of a series of substantially equal periodic payments (made at least annually) that do not exceed your life expectancy or the life expectancy of you and your designated beneficiary; (3) the distribution is made for medical expenses which exceed 7.5% of your adjusted gross income; (4) the distribution is made to purchase health insurance for the individual and/or his or her spouse and dependents if he or she: (a) has received unemployment compensation for 12 consecutive weeks or more; (b) the distributions are made during the tax year that the unemployment compensation is paid or the following tax year; and (c) the individual has not been re-employed for 60 days or more; (5) the distribution is made for certain qualified higher education expenses of the taxpayer, the taxpayer's spouse, or any child or grandchild of the taxpayer or the taxpayer's spouse; (6) the distribution is made for qualified first-time home buyer expenses (up to a lifetime maximum of $10,000) incurred by you or your spouse or a child, grandchild, parent or grandparent of you or your spouse; or (7) distributions to satisfy a levy issued by the IRS. Generally, the part of a distribution attributable to non-deductible contributions is not includable in income and is not subject to the 10% penalty.

When you reach age 70 1/2 you must elect to receive Required Minimum Distributions no later than April 1 following the year in which you reach age 70 1/2 whether or not you have retired (Required Distribution Date). (Note: IRA owners working beyond age 70 1/2 are not permitted to delay distributions until after retirement.) You may satisfy the Required Minimum Distribution requirements by electing to receive either systematic payments or one lump sum of all the funds. If you elect systematic payments, there is a minimum amount which you must withdraw by the Required Distribution Date and by each December 31 thereafter. You should consult with your own tax or financial advisor with regard to the calculation of the amount of your minimum distribution each year to make sure this requirement is met.

DISTRIBUTIONS FROM YOUR REGULAR IRA AFTER YOUR DEATH
If you die before all the funds in your Regular IRA have been distributed, the remaining funds will be distributed to your designated beneficiary as required below and as selected by such beneficiary.

If you die before the Required Distribution Date, your designated beneficiary must withdraw the funds remaining as follows: 1) no later than December 31 of the calendar year in which the fifth anniversary of your death occurs; or 2) over the life or life expectancy of the named beneficiary and beginning on or before December 31 of the calendar year following the year of your death. However, if the named beneficiary is your spouse; payments must begin before December 31 of the calendar year in which you would have reached age 70 1/2. If you did not designate a proper beneficiary, the funds remaining shall be distributed within five years after your death.

If you die after Required Minimum Distribution payments have begun, the remaining amount of your Regular IRA, your designated beneficiary must select to have the funds distributed over the longer of 1) the beneficiary's life expectancy or 2) your remaining life expectancy beginning no later than December 31 of the calendar year following the year of your death. If you do not designate a proper beneficiary, your interest is distributed over your remaining life expectancy.

Your surviving spouse, if the sole beneficiary, may elect to treat your Regular IRA as his or her own Regular IRA and delay taking any required minimum distributions until reaching his or her own age 70 1/2.

TAX CONSEQUENCES
Amounts paid to you or your beneficiary from your Regular IRA are taxable as ordinary income, except that you recover your nondeductible Regular IRA contributions tax-free ratably as they are paid out.

If a minimum distribution is not made from your IRA for a tax year in which it is required, the excess of the amount that should have been distributed over the amount that was actually distributed is subject to an excise tax of 50%.

TAX-FREE ROLLOVERS
Under certain circumstances, you, your spouse, or your former spouse (pursuant to a qualified domestic relations order) may roll over all or a portion of your distribution from another Regular IRA, a 401(a) qualified retirement plan, 401(k) plan, 403(b) plan, governmental 457 plan, into a Regular IRA. Such an event is called a Tax-Free Rollover and is a method for accomplishing continued tax deferral on otherwise taxable distributions from said plans. Rollover contributions are not subject to the contribution limits on Regular IRA contributions, but also are not tax deductible.

There are two ways to make a Tax-Free Rollover to your IRA:
(1) PARTICIPANT ROLLOVERS are accomplished by contributing part or all of the eligible distribution (which includes amounts withheld for federal income tax purposes) to your new IRA within 60 days following receipt of the distribution. Participant Rollover amounts are subject to a mandatory 20% federal income tax withholding except Participant Rollovers from another Regular IRA. Regular IRA to Regular IRA Rollovers are limited to one per distributing plan per 12 month period. However, you may transfer Regular IRA assets to another Regular IRA (where you do not directly receive a distribution) and such transfers are not subject to this limitation. Distributions from a SIMPLE IRA may not be rolled over or transferred to an IRA (which isn't a SIMPLE IRA) during the 2-year period following the date you first participate in any SIMPLE Plan maintained by your employer. (2) DIRECT ROLLOVERS are made by instructing the plan trustee, custodian, or issuer to pay the eligible portion of your distribution directly to the trustee, custodian or issuer of the receiving IRA. Direct Rollover amounts are not subject to mandatory federal income tax withholding.

Certain distributions are NOT considered to be eligible for Rollover and include:
     a. distributions which are part of a series of substantially equal periodic payments (made at least annually) for 10 years or more;
     b. required minimum distributions made during or after the year you reach age 70 1/2;
     c.  any hardship distributions made under the terms of the plan; and
     d. amounts in excess of the cash (except for certain loan offset amounts) or in excess of the proceeds from the sale of property distributed.

Under certain circumstances, you may roll over all or a portion of your eligible distribution from your Regular IRA to a 401(a) qualified retirement plan, 401(k) plan, 403(b) plan, or governmental 457 plan (no Regular IRA Rollovers to Simple IRAs are allowed). However, you may not roll after-tax contributions from your Regular IRA to a 401(a), 401(k) plan, 403(b) plan, or governmental 457 plan.

FOR RULES APPLICABLE TO ROLLOVERS OR TRANSFERS TO ROTH IRAS, SEE THE PARAGRAPHS ON ROTH IRA, NEXT PAGE.

SEP IRA

A SEP IRA Plan allows self-employed people and small business owners to establish SEP IRAs for the business owner and eligible employees, if any. SEP IRAs have specific eligibility and contribution limits (as described in IRS form 5305-SEP); otherwise SEP IRAs follow the same rules as Regular IRAs.


ROTH IRA

ELIGIBILITY
You are eligible to make annual contributions to a Roth IRA if you receive compensation from employment, earnings from self-employment, or alimony, and your (and your spouse's) AGI is within the limits described below. Also, you may contribute to a different Roth IRA, established by your spouse (spousal Roth
IRA), out of your compensation or earned income for any year. Unlike Regular IRAs, if eligible, you may contribute to a Roth IRA even after age 70 1/2.

LIMIT ON ANNUAL CONTRIBUTIONS
You can make annual contributions to a Roth IRA of up to the Annual Contribution Limit or 100% of your compensation or earned income, whichever is less, subject to the limitations below. The Annual Contribution Limit is $4,000 for 2005 through 2007, and $5,000 thereafter. If you are age 50 or older, the Annual Contribution Limits are increased by $1,000 per year thereafter, so long as your earned income or compensation is greater than the Annual Contribution Limit. Beginning in 2009, the Annual Contribution Limits will be increased by the IRS to reflect inflation.

If each spouse earns at least the Annual Contribution Limit, each may make the maximum contribution to his or her Roth IRA, subject to the limitations discussed below. However, if one spouse earns less than the Annual Contribution limit, but both spouses together earn at least twice the Annual Contribution Limit, it may be advantageous to use the spousal Roth IRA. The total contributions to both Roth IRAs may not exceed the lesser of twice the Annual Contribution Limit or 100% of you and your spouse's combined compensation or earned income.

The Annual Contribution limit is the maximum that can be contributed to all IRAs (Roth and Regular) by an individual in a year. The maximum amount that may be contributed to your Roth IRA is always reduced by any amount that you have contributed to your Regular IRAs for the year.

The maximum amount you or your spouse may contribute to a Roth IRA is limited based on your tax filing status and your (and your spouse's) AGI. You may contribute the maximum contribution to your Roth IRA if you are single and your AGI is less than $95,000. Your ability to contribute to your Roth IRA is phased out at $110,000. You may contribute the maximum contribution to your Roth IRA if you are married filing jointly and your AGI is less than $150,000. Your ability to contribute to your Roth IRA is phased out at $160,000.
Roth IRA contributions must be made by the due date, not including extensions, for filing your tax return. A CONTRIBUTION MADE BETWEEN JANUARY 1 AND THE FILING DUE DATE FOR YOUR RETURN, MUST BE SUBMITTED WITH WRITTEN DIRECTION THAT IT IS BEING MADE FOR THE PRIOR TAX YEAR OR IT WILL BE TREATED AS MADE FOR THE CURRENT TAX YEAR.

DEDUCTIBILITY OF CONTRIBUTIONS
Unlike a Regular IRA, contributions to your Roth IRA are not deductible.

EXCESS CONTRIBUTIONS
If you contribute in excess of the maximum contribution limit allowed in any year, the excess contribution could be subject to a 6% excise tax. The excess is taxed in the year the excess contribution is made and each year that the excess remains in your Roth IRA.

If you should contribute more than the maximum amount allowed, you can eliminate the excess contribution as follows:
o You may withdraw the excess contribution and net earnings attributable to it before the due date for filing your federal income tax in the year the excess contribution was made. Any earnings so distributed will be taxable in the year for which the contribution was made and may be subject to the 10% premature distribution tax.
o If you elect not to withdraw an excess contribution, you may apply the excess against the contribution limits in a later year. This is allowed to the extent you under-contribute in the later year. The 6% excise tax will be imposed in the year you make the excess contribution and each subsequent year, until eliminated. To the extent an excess contribution is absorbed in a subsequent year by contributing less than the maximum deduction allowable for that year, the amount absorbed will be deductible in the year applied (provided you are eligible to take a deduction).

TAX ON WITHDRAWALS FROM YOUR ROTH IRA
You can make withdrawals from your Roth IRA at any time and the principal amounts that you contributed are always available to be withdrawn by you tax-free. Withdrawal of amounts considered earnings or growth will also be tax-free if the following requirements are met: 1) the withdrawal must satisfy the five-year holding period and be made either on or after you reach 59 1/2, due to your death or disability, or for qualified first-time homebuyer expenses (up to an aggregate lifetime maximum of $10,000 from all types of IRAs).

If the requirements for a tax-free withdrawal are not met, a withdrawal consisting of your own prior contribution amounts for your Roth IRA will not be considered taxable in the year you receive it, nor will the 10% penalty apply. A non-qualified withdrawal that is considered earnings on your contributions is includible in your gross income and may be subject to the 10% withdrawal penalty. Also, the 10% premature distribution penalty tax may apply to conversion amounts distributed even though they are not includable in income, if the distribution is made within the 5-taxable-year period beginning on the first day of the individual's taxable year in which the conversion contribution was made.

REQUIRED PAYMENTS FROM YOUR ROTH IRA
Unlike a Regular IRA, while you are living, there are no distribution requirements for your Roth IRA.

After your death, if you have begun to receive distributions under an annuity option (not including an interest only option), the remaining Contract value will continue to be distributed to your designated beneficiary according to the terms of the elected options, provided that method satisfies IRC requirements.

If you die before your entire interest in the Contract is distributed, your entire interest in your Roth IRA generally must be distributed no later than the end of the fifth calendar year after your death occurs ("five-year payout rule"). Your designated beneficiary may elect to receive distributions over a period not longer than his or her life expectancy, if the election is made and distributions begin on or before the end of the year following the year of your death. Otherwise, the entire benefit must be paid under the five-year payout rule.

If the sole designated beneficiary is your surviving spouse, the spouse may elect to treat the Roth IRA as his or her own.

ROLLOVERS AND CONVERSIONS
You may roll over any amount from an existing Roth IRA to another Roth IRA. Under certain circumstances, you may also convert an existing Regular IRA to a Roth IRA. You can roll over distributions from a traditional IRA to a Roth IRA if your AGI is $100,000 or less and you convert such amounts within 60 days after distribution. Note that contributions to a Roth IRA are not deductible and income limits apply. There may be additional income tax consequences upon such a conversion. CONSULT YOUR TAX ADVISOR TO DETERMINE OTHER CONSIDERATIONS WHEN CONVERTING A TRADITIONAL IRA TO A ROTH IRA

Rollovers from a 401(a) qualified retirement plan, 401(k) plan, 403(b) plan, or governmental 457 plan to a Roth IRA are not allowed.

RECHARACTERIZATION
You may correct an IRA contribution or conversion by recharacterizing your contribution or conversion. For example, you may have contributed to a Regular IRA (first IRA) and then decided to contribute to a Roth IRA (second IRA). You may accomplish a recharacterization by making a trustee-to-trustee transfer (including any net income attributable to the contribution) from the first IRA to the second IRA, on or before your tax return due date for reporting the contribution to the first IRA. Once the transfer is made, the election is irrevocable. Recharacterizing a contribution treats it as contributed to the second IRA on the same date as initially contributed to the first IRA. If you elect to recharacterize a contribution, you must report it on your Federal income tax return as made to the second IRA, instead of the first. CONSULT YOUR TAX ADVISER BEFORE RECHARACTERIZING A CONTRIBUTION.


GENERAL INFORMATION AND RESTRICTIONS FOR ALL IRAS

LUMP SUM DISTRIBUTION
If you decide to receive the entire value of your IRA Plan in one lump sum, the full amount is taxable when received (except as to non-deductible contributions to a Regular IRA or to a Roth IRA, or "qualified distributions" from a Roth
IRA), and is not eligible for the special 5 or 10 year averaging tax rules under IRC Section 402 on lump sum distributions which may be available for other types of Qualified Retirement Plans

NONTRANSFERABILITY
You may not transfer, assign, pledge or sell your IRA to anyone (except in the case of transfer incident to divorce).

NONFORFEITABILITY
The surrender value of your IRA belongs to you at all times, without risk of forfeiture.

LOANS AND PROHIBITED TRANSACTIONS
If you engage in a so-called prohibited transaction as defined by the Internal Revenue Code, your IRA will be disqualified and the entire taxable balance in your Regular IRA account, and the amount of earnings or gains in your Roth IRA account, will be taxed as ordinary income in the year of the transaction. You may also have to pay the 10% penalty tax. For example, IRAs do not permit loans. You may not borrow from your IRA (including Roth IRAs) or pledge it as security for a loan. A loan would disqualify your entire IRA and cause the entire IRA to be treated as distributed. The full value would be includable in your taxable income in the year of violation and, if applicable, be subject to the 10% penalty tax on premature distributions. A pledge of your IRA as security for a loan would cause a constructive distribution of the portion pledged and also be subject to the 10% penalty tax.

FINANCIAL DISCLOSURE
Contributions to your IRA will be invested in a variable annuity Contract. The variable annuity Contract, its operation, and all related fees and expenses are explained in detail in the prospectus to which this Disclosure Statement is attached.

Growth in the value of your variable annuity Contract IRA cannot be guaranteed or projected. The income and expenses of your variable annuity Contract will affect the value of your IRA. Dividends from net income earned are reduced by investment advisory fees and also by certain other costs. For an explanation of these fees and other costs, please refer to your prospectus.


STATUS OF OUR IRA PLAN

We may, but are not obligated to, seek IRS approval of your Regular IRA or Roth IRA form. Approval by the IRS is optional to us as the issuer. Approval by the IRS is to form only and does not represent a determination of the merits of the Regular IRA or Roth IRA.

                                     THANK YOU
      for reviewing this Prospectus. You should also review the series fund prospectuses for the underlying portfolios of the
                        Subaccounts you wish to select.

                             IF YOU HAVE QUESTIONS,
                      contact your sales representative, or
                              write or call us at:

                       OM Financial Life Insurance Company
                                 Service Center
                                 P.O. Box 725049
                           Atlanta, Georgia 31139-2049
                                       or
                             6425 Powers Ferry Road
                             Atlanta, Georgia 30339
                            Telephone: 1-866-599-2760
                               Fax: 1-770-690-1967
                                    omfn.com

                           REMEMBER, THE CORRECT FORM
     is important for us to accurately process your Contract elections and changes. Many can be found in the "on-line services" section of our Web Site. Or, call us at our toll-free number and we will send you the form you need.



[ ]    STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS

      A Statement of Additional Information and other information about us and the Contract with the same date as this prospectus contains more details concerning the disclosures in this prospectus.

      For a free copy, access it on the SEC's Web Site (WWW.SEC.GOV, select "Search for Company Filings", then "Companies", then type file number 333-137531), or write or call us. Here is the Table of Contents for the Statement of Additional Information:

                                             BEGIN
                                            ON PAGE
-----------------------------------------------------

General Information and History               1
Purchase of Securities Being
Offered
Underwriters
Calculation of Contract Values

----------------------------------------------------

Other Information                             2
OM Financial Asset Allocation
Program

----------------------------------------------------

Independent Administrator                     4
Service Marks and Copyright
Financial Statements
----------------------------------------------------

OM Financial Life Insurance Company


                  LAST PAGE   SEC REGISTRATION #811-21952, 333-137531

--------------------------------------------------------------------------------
Statement of Additional Information: January 2, 2007 to accompany Contract Prospectus as of the same date.

BEACON NAVIGATOR
Flexible Premium                            OM Financial  Life Insurance Company
Deferred Variable Annuity Contract                  Old Mutual Financial Network
                                                             Separate Account VA
--------------------------------------------------------------------------------

This Statement of Additional Information is not a prospectus. It contains information in addition to and more detailed than set forth in the Contract prospectus and should be read in conjunction with the Contract prospectus. The Contract prospectus may be obtained from our Service Center by writing us at P.O. Box 725049, Atlanta, Georgia, 31139-2049, or by calling us at 1-866-599-2760. Defined terms used in the current prospectus for the Contract are incorporated in this Statement.

TABLE OF CONTENTS

                                        PAGE

General Information and History...........1
Purchase of Securities Being Offered
Underwriters
Calculation of Contract Values

Other Information.........................2
   OM Financial Asset Allocation program

Independent Administrator................. 4
Service Marks and Copyright
Financial Statements


                         GENERAL INFORMATION AND HISTORY

Old Mutual Financial Network Separate Account VA is a separate investment account of OM Financial Life Insurance Company ("we, us, our, OM Financial"). OM Financial is a stock life insurance company organized under the insurance laws of the State of Maryland in 1959. Prior to January 1, 2007, OM Financial was known as Fidelity and Guaranty Life Insurance Company. The history, operations and authority of Fidelity and Guaranty Life Insurance Company were not affected by the name change. We issue life insurance and annuities throughout the United States (except New York). We are an indirect wholly-owned subsidiary of Old Mutual, plc ("Old Mutual"). Old Mutual Financial Network (OMFN) is the marketing name for the U.S. life insurance and annuity operations of Old Mutual plc, including OM Financial Life Insurance Company (variable annuity products offered through Old Mutual Financial Network Securities, Inc.). Old Mutual Financial Network Separate Account VA was established by OM Financial on July 31, 2006.

All matters of state and federal law pertaining to the Contract have been reviewed by our internal legal staff.

                      PURCHASE OF SECURITIES BEING OFFERED

The Contract will be sold by licensed insurance agents in states where the Contract may be lawfully sold. The agents will be registered representatives of broker-dealers that are registered under the Securities Exchange Act of 1934 and members of the National Association of Securities Dealers, Inc. (NASD).

                                  UNDERWRITERS

The Contract is offered continuously and is distributed by Old Mutual Financial Network Securities, Inc. ("OMFN Securities"), 1001 Fleet Street, Baltimore, Maryland 21012. OMFN Securities is a wholly-owned subsidiary of ours. OMFN Securities does not sell the Contract directly to purchasers. The Contract is offered to the public through registered representatives of various broker-dealers ("Distributors") that have entered into selling agreements with us and OMFN Securities to distribute the Contracts. We pay commissions to Distributors through OMFN Securities. Because we and OMFN Securities just began distribution of registered insurance products as of the effective date of this Statement of Information and related prospectus, we have not paid compensation to OMFN Securities for any period subject to disclosure.

DISTRIBUTORS
We pay commissions to all Distributors in connection with the promotion and sale of the Contract according to one or more schedules. A portion of any payments made to Distributors may be passed on to their registered representatives pursuant to each Distributor's internal compensation program. We may use any of our corporate assets to pay commissions and other costs of distributing the Contract, including any profit from the mortality and expense risk charge or other fees and charges imposed under the Contract. Commissions and other incentives or payments are not charged directly to Contract owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the Contract or from our General Account.

                                       SAI 1

                         CALCULATION OF CONTRACT VALUES

On the Contract Date, the Contract Value equals the initial premium less any charge for applicable premium taxes. On any Business Day thereafter, the Contract Value equals the sum of the values in the Separate Account Subaccounts and the General Account options. The Contract Value is expected to change from day to day, reflecting the expenses and investment experience of the selected Subaccounts and interest credited in the General Account options as well as the deductions for charges under the Contract. The calculation to determine the value of each Subaccount option is described below. Your Contract provides the contractual information regarding General Account options. The description below is designed to provide a description of General Account Fixed Interest Option Value as it may affect total Contract Value.

o           SUBACCOUNT VALUE
            The value of a Subaccount is:

            (a) the number of Subaccount Accumulation Units as of the end of the preceding Contract Month; plus

            (b) any Subaccount Accumulation Units purchased with net premium since the end of the previous Contract Month; plus

            (c) any Subaccount Accumulation Units purchased with Contract value transferred from other investment options since the end of the previous Contract Month; minus
            (d) any Subaccount Accumulation Units redeemed due to transfers from the Subaccount since the end of the previous Contract Month and to pay associated transfer fees; minus
            (e) any Subaccount Accumulation Units redeemed due to partial withdrawals from the Subaccount since the end of the previous Contract Month and to pay associated withdrawal charges; minus
            (f) any Subaccount Accumulation Units redeemed to pay the
                Subaccount's share of the annual Contract fee on the Contract Anniversary; minus
            (g) any Subacount Accumulation Units redeemed to pay the
                Subaccount's share of any optional features; and this result multiplied times
            (h) the Subaccount's current Accumulation Unit value.

o           GENERAL ACCOUNT FIXED INTEREST OPTION VALUE
            The Contract value of your General Account fixed interest option allocations on any Business Day equals:

            (a) the value of your General Account fixed interest option allocation at the end of the preceding Contract Month;
                plus
            (b) any net premiums credited since the end of the previous
                Contract Month; plus
            (c) any transfers from other Contract allocation options
                credited to the General Account fixed interest option since the end of the previous Contract Month; minus
            (d) any transfers and transfer fee from the General Account fixed interest option to other Contract allocation options since the end of the previous Contract Month; minus
            (e) any partial withdrawal and withdrawal charge taken from the
                General Account fixed interest option since the end of the previous Contract Month; minus
            (f) the General Account fixed interest option's share, if any, of charges for optional features;
            (g) interest credited on your Contract's General Account fixed interest option's balance.

                                OTHER INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contract described in this Statement of Additional Information. Not all information set forth in the registration statement is addressed in the Contract prospectus or this Statement. Information in the prospectus and this Statement are intended to be summaries. For a complete description of the terms of the registration, refer to the documents we file with the SEC. They may be accessed on the SEC's Web site at www.sec.gov, select "Filings" and type in "Old Mutual Financial Network" or you may review and copy it (for a fee) at the SEC's Public Reference Room in Washington D.C. (Call the SEC at 1-800-SEC-0330 for details and public hours.)


                      OM FINANCIAL ASSET ALLOCATION PROGRAM
                                 offered through
                       OLD MUTUAL CAPITAL, INC. ("OMCAP")

THE SERVICE
As part of the "OM Financial Asset Allocation" program, OMCAP, our affiliate, based upon the recommendations of Standard and Poor's Investment Advisory Services, LLC ("SPIAS"), offers five asset allocation models (the "Models"), each representing different profiles of potential investment risk, which are available exclusively in connection with the Contracts and other contracts that OM Financial may offer. The Models only include Separate Account investment options. As a service to OMCAP, SPIAS evaluates and updates the Models annually. In the future, OMCAP may change the firm it uses to develop, evaluate and update the Models, or may use no independent firm at all.

                                       SAI 2

Standard & Poor's Investment Advisory Services LLC ("SPIAS") is a registered investment adviser and a wholly-owned subsidiary of The McGraw-Hill Companies, Inc. SPIAS is not affiliated with us or our affiliates. SPIAS does not provide advice to our underlying clients. SPIAS does not act as "fiduciary" or as an "investment manager", as defined under ERISA, to any investor. SPIAS is not responsible for client suitability.

This product is not endorsed, sold or promoted by SPIAS and its affiliates, and SPIAS and its affiliates make no representation regarding the advisability of investing in the product. With respect to the models developed by SPIAS, investors should realize that the models are provided only as a general guideline. SPIAS does not have any discretionary authority or control with respect to purchasing or selling securities or making other investments. SPIAS does not take into account any information about any investor or any investor's assets when creating or providing recommendations to its clients or maintaining any model. Individual investors should ultimately rely on their own judgment and/or the judgment of a financial advisor in making their investment decisions. SPIAS may include in a model portfolio or substitution list, otherwise present as an investment option and/or recommend for investment certain funds to which Standard & Poor's or an affiliate licenses certain intellectual property or otherwise has a financial interest, including exchange-traded funds whose investment objective is to substantially replicate the returns of a proprietary Standard & Poor's index, such as the S&P 500. SPIAS includes these funds in models, otherwise presents them as an investment option and/or recommends them for investment based on asset allocation, sector representation, liquidity and other factors; however, SPIAS has a potential conflict of interest with respect to the inclusion of these funds. In cases where Standard & Poor's or an affiliate is paid fees that are tied to the amount of assets that are invested in the fund or the volume of trading activity in the fund, investment in the fund will generally result in Standard & Poor's or an affiliate earning compensation in addition to the fees received by SPIAS in connection with its provision of services. In certain cases there may be alternative funds that are available for investment that will provide investors substantially similar exposure to the asset class or sector.

Analytic services and products provided by Standard & Poor's are the result of separate activities designed to preserve the independence and objectivity of each analytic process. Standard & Poor's has established policies and procedures to maintain the confidentiality of non-public information received during each analytic process.

If you choose to utilize the OM Financial Asset Allocation program, OMCAP will serve as your investment adviser for the service solely for purposes of offering the program Models and periodic updates of the Models, based upon the recommendations of SPIAS, and for providing instructions to us with respect to allocation of your initial premium and Contract Value to a Model.

If you choose to utilize the OM Financial Asset Allocation program, OMCAP instructs us to allocate your initial premium (in the case of a new application) or accumulated value, as applicable, to the investment options according to the Model you select, to similarly allocate subsequent premium, and to periodically automatically reallocate your accumulated value or premium payments. Your Contract value will be rebalanced quarterly consistent with your selected Model.

THE OM FINANCIAL ASSET ALLOCATION MODELS
Development of the OM Financial Asset Allocation Models is a two-step process. First, an optimization analysis is performed to determine the breakdown of asset classes. Next, after the asset class exposures are known, a determination is made of how available investment options can be used to implement the asset class level allocations. The investment options are selected by evaluating the asset classes represented by the underlying portfolios and combining investment options to arrive at the desired asset class exposure. Investment options are selected in a way intended to optimize potential returns for each model, given a particular level of risk tolerance. This process could, in some cases, result in the inclusion of an investment option in a Model based on its specific asset class exposure or other specific optimization factors, even where another investment option may have better historical performance.

ANNUAL UPDATES OF THE MODELS AND NOTICES OF UPDATES
Each Model is evaluated annually to assess whether the combination of investment options within each Model should be changed to better seek to optimize the potential return for the level of risk tolerance intended for the Model. As a result, each Model may change, and the investment options used within a Model may change.

                                       SAI 3

When your selected Model is updated, OMCAP instructs us to reallocate your accumulated value and any subsequent premium payments in accordance with any changes to the Model you have selected after you have received written notice of the changes. This means the allocation of your accumulated value, and potentially the investment options in which you are invested, will change and your accumulated value and any subsequent premium payments will be reallocated among the investment options in your updated Model (independently of the automatic quarterly rebalancing). OMCAP requires that you give them investment authority to periodically instruct us to reallocate your accumulated value and any subsequent premium payments in accordance with the updated version of the Model you have selected, if you wish to participate in the OM Financial Asset Allocation program.

When SPIAS updates the Models for OMCAP, we will send you written notice of the updated Models at least 30 days in advance of the date the updated Models are to be effective. If you wish to accept the changes in your selected Model, you will not need to take any action, as your Contract value and any subsequent premium will be reallocated pursuant to the updated Model. If you do not wish to accept the changes to your selected Model, you can change to a different Model by submitting new allocation instructions on a form we accept, or withdraw from the OM Financial Asset Allocation program by sending us your signed notice. We will inform OMCAP of your decision.

RISKS
Although the OM Financial Asset Allocation Models are designed to seek to optimize returns given the various levels of risk, there is no assurance that an underlying Model portfolio will not lose money or that investment results will not experience volatility. Investment performance of your accumulated value could be better or worse by participating in an OM Financial Asset Allocation Model than if you had not participated. A Model may perform better or worse than any single investment option or asset class or other combinations of investment options or asset classes. Model performance is dependent upon the performance of the component investment options (and their underlying portfolios). The timing of your investment and the automatic quarterly rebalancing may affect performance. Your accumulated value will fluctuate, and when redeemed, may be worth more or less than the original cost.

Periodic updating of the Models can cause the underlying portfolios to incur transaction expenses to raise cash for money flowing out of the portfolios or to buy securities with money flowing into the portfolios. These expenses can adversely affect performance of the underlying portfolios and the Models.

The Old Mutual VA Asset Allocation Subaccounts differ from the OM Financial Asset Allocation program, as described in the prospectus. OMCAP, as the advisor to the Old Mutual VA Asset Allocation portfolios available under the Contract, may be subject to competing interests that have the potential to influence its decision making with regard to the Models. In addition, OMFN Securities, an affiliate of us and OMCAP, is compensated as the principal underwriter for the Contracts, and may also receive compensation from other sources which could result in competing interests that have the potential to influence OMCAP's decision making with regard to the Models. The Old Mutual Financial Asset Allocation Models are developed for OMCAP by Standard and Poor's Investment Advisors, LLC ("SPIAS"), an independent analytical firm. Neither OMCAP nor we dictate to SPIAS the number of portfolios in a Model, the percent that any portfolio represents in a Model, or which portfolios may be recommended (other than to require exclusion of any portfolio that is expected to be liquidated, merged into another portfolio, or otherwise closed). OMCAP and we believe consideration of recommendations of SPIAS to develop and update the Models reduces or eliminates the potential for OMCAP and us to be influenced by these competing interests, but there can be no assurance of this.

OMCAP and we are under no obligation to continue the OM Financial Asset Allocation program, or any asset allocation program, and have the right to terminate or change such services at any time.

                            INDEPENDENT ADMINISTRATOR

We have contracted with McCamish Systems ("McCamish") to provide administrative services on our behalf and in our name for the Contract. From its Atlanta, Georgia operations center, McCamish provides services to our Contract owners including new business processing and Contract issue, call center for Contract administrative issues, Contract maintenance, claims processing, and payment dispersal. McCamish administers life and annuity policies for multiple insurers, including other variable annuity contracts, and also licenses their administration system to yet other insurers for administering their life and annuity business. As a service provider to the Separate Account, McCamish is subject to monitoring under the Separate Account's compliance program required by the 1940 Act. McCamish is independent of us and our affiliates, but we have an established relationship with McCamish through business McCamish administers for another company affiliated with us. McCamish's principal office address is the Service Office address 6425 Powers Ferry Road, Atlanta, Georgia, 30339. You may contact us in writing with questions about McCamish's services at OM Financial Life Insurance Company, attn: Manager, Variable Product Administration, 1117 Perimeter Center West, Suite E 212, Atlanta, Georgia 30338.

                                       SAI 4

                           SERVICE MARKS AND COPYRIGHT

"Old Mutual Financial Network," "Old Mutual," "OM Financial" "Beacon Navigator," and the three-anchor symbol are registered service marks of Old Mutual Business Services, which licenses their use to OM Financial Life Insurance Company. The Contract and Contract prospectus are copyrighted by OM Financial Life Insurance Company.

"Standard & Poor's" is a trademark of the McGraw-Hill Companies, Inc. and has been licensed for use by Old Mutual Financial Network.

                              FINANCIAL STATEMENTS

The statutory financial statements of Fidelity and Guaranty Life Insurance Company as of December 31, 2005 and 2004, and for the years then ended, included in the Statement of Additional Information, have been included herein in reliance of the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The KPMG LLP audit report dated September 15, 2006 refers to (1) the adoption of Statement of Statutory Accounting Principles No. 93, "Accounting for Low Income Housing Tax Credit Property Investments" effective January 1, 2005, and (2) the 2004 financial statements have been restated. The KPMG LLP audit report dated September 15, 2006, also includes explanatory language that states that Fidelity and Guaranty Life Insurance Company prepared the statutory financial statements using accounting principles prescribed or permitted by the Maryland Insurance Administration, which practices differ from U.S. generally accepted accounting principles. Accordingly, the KPMG LLP report states that the statutory financial statements are not presented fairly in conformity with U.S. generally accepted accounting principles and further states that those financial statements are presented fairly, in all material respects, in conformity with statutory accounting principles. The principal business address of KPMG LLP is 111 South Calvert Street, Baltimore, Maryland 21202.

OM Financial's financial statements follow this page of this Statement of Additional Information. They bear only on our ability to meet our obligations under the Contract, and should not be considered as bearing on the investment performance of the assets held in the Separate Account. No financial statements are included for the Separate Account as it has not yet commenced operations as of the date of this Statement.

                                       SAI 5

                  FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

                           December 31, 2005 and 2004

           (With Report of Independent Registered Public Firm Thereon)

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

INDEX TO STATUTORY FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

                                                                         PAGE
-------------------------------------------------------------------------------

Report of Independent Registered Public Accounting Firm                    1

Statutory Financial Statements:

        Statutory Statements of Admitted Assets, Liabilities,
               and Capital and Surplus                                    3
        Statutory Statements of Operations                                5
        Statutory Statements of Changes in Capital and Surplus            6
        Statutory Statements of Cash Flow                                 7
        Notes to Statutory Financial Statements                           8

Other Financial Information:

        Supplemental Schedule of Selected
               Statutory Financial Data                                   45

        Supplemental Investment Risks Interrogatories                     49

        Summary Investment Schedule                                       54

        Note to Supplemental Schedules                                    56

KPMG LLP
111 South Calvert Street
Baltimore, MO  21202




                   REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



Board of Directors
Fidelity and Guaranty Life Insurance Company:


We have audited the accompanying statutory statements of admitted assets, liabilities, and capital and surplus of Fidelity and Guaranty Life Insurance Company as of December 31, 2005 and 2004, and the related statutory statements of operations, changes in capital and surplus, and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described more fully in Note 1 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Maryland Insurance Administration, which practices differ from U.S. generally accepted accounting principles. The effects on the financial statements of the variances between the statutory accounting practices and U.S. generally accepted accounting principles, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of the Company as of December 31, 2005 and 2004, or the results of its operations or its cash flows for the years then ended.

Also, in our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, capital and surplus of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flow for the years then ended, on the basis of accounting described in Note 1.

As discussed in Note 1 to the financial statements, the Company adopted Statement of Statutory Accounting Principles No. 93 "Accounting for Low Income Housing Tax Credit Property Investments" effective January 1, 2005.

As discussed in Note 2 to the financial statements, the 2004 financial statements have been restated.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in the accompanying supplemental schedule of selected statutory financial data, supplemental investment risks interrogatories and summary investment schedule is presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                /s/ KPMG LLP


September 15, 2006

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

STATUTORY STATEMENTS OF ADMITTED ASSETS,
LIABILITIES, AND CAPITAL AND SURPLUS

                                                                      Restated
as of December 31                                                       2004
(dollars in thousands)                                    2005        (Note 2)
--------------------------------------------------------------------------------

ADMITTED ASSETS
Bonds                                                $ 14,732,961  $ 12,761,934
Surplus debentures                                        155,067       139,307
Common stocks                                              51,973        47,147
Preferred stocks                                          491,395       233,962
Investments in subsidiaries                                37,318        34,782
Mortgage loans on real estate                              31,869        32,516
Investment in limited partnerships                         33,481        44,388
Policy loans                                               79,525        81,151
Cash and short-term investments                           556,221       378,485
Receivable for securities                                  10,681        18,480
Derivative instruments                                     53,189        42,141
                                                       -----------   -----------
     Total cash and invested assets                    16,233,680    13,814,293
Amounts recoverable from reinsurers                        43,121        54,349
Funds held by or deposited with reinsured companies        41,515        42,329
Deferred and uncollected premiums, net of loading
  (2005, $71,337; 2004, $52,541)                           60,905        77,920
Federal and foreign income tax recoverable and
  interest thereon (including net deferred tax
  asset of $23,201 in 2005; $34,604 in 2004)               44,332        40,829
Investment income due and accrued                         185,481       170,926
Receivable from parent, subsidiaries, and affiliates          191         2,922
Receivable from separate accounts                          43,450        42,563
Separate account prefunding                                79,707             -
Other assets                                                5,938         4,993
                                                       -----------   -----------

   TOTAL ADMITTED ASSETS EXCLUDING SEPARATE ACCOUNTS $ 16,738,320  $ 14,251,124
                                                       -----------   -----------
Separate accounts                                         745,194       724,747
                                                       -----------   -----------

   TOTAL ADMITTED ASSETS                             $ 17,483,514  $ 14,975,871
                                                       ===========   ===========

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

STATUTORY STATEMENTS OF ADMITTED ASSETS,
LIABILITIES, AND CAPITAL AND SURPLUS (CONTINUED)
                                                                       2004
as of December 31                                                    RESTATED
(dollars in thousands, except for share data)           2005         (NOTE 2)
--------------------------------------------------------------------------------

LIABILITIES AND CAPITAL AND SURPLUS
LIABILITIES

Aggregate reserves-life, annuity and
  accident and health                               $ 14,433,550   $ 12,176,787

Liability for deposit-type contracts                     769,626        624,003

Policy and contract claims                                26,948         18,416

Other policyholders' funds                                   390            506

Interest maintenance reserve (IMR)                       240,705        290,000

Payable to parent, subsidiaries and affiliates            11,690         44,874

General expenses due or accrued                           12,521          3,831

Taxes, licenses and fees due or accrued,
  excluding federal income taxes                           9,749         10,896

Remittances and items not allocated                       54,942         86,523

Asset valuation reserve                                   67,336         50,745

Accrued expenses and other liabilities                    72,786         98,399

Payable for securities                                   427,200        222,082

Liability for unauthorized reinsurance                         -         20,719
                                                     ------------   ------------
     TOTAL LIABILITIES EXCLUDING SEPARATE ACCOUNTS    16,127,443     13,647,781
                                                     ------------   ------------
Separate accounts                                        679,963        657,603
                                                     ------------   ------------
     TOTAL LIABILITIES                                16,807,406     14,305,384
                                                     ------------   ------------

CAPITAL AND SURPLUS
Common stock, par value $100 (50,000 shares
  authorized; 30,000 shares issued and outstanding)        3,000          3,000

Paid-in and contributed surplus                          906,614        755,214

Restricted surplus                                         2,766          3,008

Unassigned deficit                                      (236,272)       (90,735)
                                                     ------------   ------------
     TOTAL CAPITAL AND SURPLUS                           676,108        670,487
                                                     ------------   ------------
     TOTAL LIABILITIES AND CAPITAL AND SURPLUS      $ 17,483,514   $ 14,975,871
                                                     ============   ============

See Notes to Statutory Financial Statements.

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

STATUTORY STATEMENTS OF OPERATIONS

                                                                        2004
for the years ended December 31                                       Restated
(dollars in thousands)                                     2005       (Note 2)
------------------------------------------------------------------------------

REVENUES
Premium and annuity considerations                     $ 2,327,069 $ 3,023,665
Consideration for supplementary contracts                    4,664       5,903
Net investment income                                      806,280     567,746
Amortization of IMR                                         77,258      74,454
Separate Accounts net gain (loss) from
  operations excluding unrealized gains or losses           (1,913)      2,940
Commissions and expense allowances on
  reinsurance ceded                                        135,998     118,249
Reserve adjustments on reinsurance ceded                   521,108     (57,081)
Other miscellaneous income                                   6,193           -
                                                        ----------- ----------
     Total revenues                                      3,876,657   3,735,876
                                                        ----------- ----------
POLICY BENEFITS AND EXPENSES
Benefits:
     Death                                                  81,603      63,227
     Annuity                                               351,304     182,274
     Surrender benefits and other fund withdrawals         621,661     381,843
     Payments on supplementary contracts with
       life contingencies and other benefits                 7,257      10,815
                                                        -----------   ---------
     Total benefits                                      1,061,825     638,159
Increase in aggregate reserves-life, annuity and
  accident and health                                    2,256,763   2,516,340
Interest and adjustments on policy or
  deposit-type contracts                                    12,613      41,403
Commissions (direct and reinsurance assumed)               524,958     441,581
General insurance expenses                                 121,599     125,596
Taxes, licenses, and fees                                   16,917      14,598
Increase in loading on deferred and
  uncollected premiums                                      18,847      11,639
Other expense                                                 (187)      8,404
                                                        -----------   ---------
     Total policy benefits and expenses                  4,013,335   3,797,720
                                                        -----------   ---------

Loss from operations before dividends to
  policyholders and federal income tax                    (136,678)    (61,844)
Dividends to policyholders                                     216         324
                                                        -----------   ---------
Loss from operations before federal income tax            (136,894)    (62,168)
Federal income tax (benefit) expense                        (6,849)      9,481
                                                        -----------   ---------
LOSS FROM OPERATIONS                                      (130,045)    (71,649)

Net realized capital gain (loss), net of
     applicable taxes (2005, $0; 2004,
     $11,146 and excluding net transfers
     to IMR 2005, $27,963; 2004, $70,727)                    1,138         542
                                                        -----------   ---------
NET LOSS                                               $  (128,907)  $ (71,107)
                                                        ===========   =========

See Notes to Statutory Financial Statements.

FIDELITY AND GUARANTY  LIFE INSURANCE COMPANY

STATUTORY STATEMENTS OF CHANGES IN CAPITAL AND
SURPLUS

                                                                                   PAID-IN AND                UNASSIGNED
for the years ended December 31                                 NUMBER    COMMON   CONTRIBUTED  RESTRICTED      SURPLUS
(dollars in thousands, except for share data)                 OF SHARES   STOCK      SURPLUS      SURPLUS      (DEFICIT)   TOTAL
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2003  (RESTATED NOTE 2)                 30,000   $ 3,000   $ 492,214   $  3,424    $    30,912  $ 529,550

Net loss (Restated note 2)                                           -         -           -          -        (71,107)   (71,107)
Change in unrealized capital gains (losses) (Restated note 2)        -         -           -          -          6,576      6,576
Change in net deferred income tax (Restated note 2)                  -         -           -          -         13,454     13,454
Change in nonadmitted assets (Restated note 2)                       -         -           -          -        (14,869)   (14,869)
Change in asset valuation reserve (Restated note 2)                  -         -           -          -        (34,582)   (34,582)
Surplus contributed to Separate Accounts
  during period                                                      -         -           -          -         (9,663)    (9,663)
Other changes in surplus in Separate Accounts Statement              -         -           -          -          9,663      9,663
Capital contribution                                                 -         -     263,000          -              -    263,000
Amortization of restricted surplus for ceding commission
     on coinsurance transaction                                      -         -           -       (416)             -       (416)
Amortization of unassigned surplus for ceding commission
     on coinsurance transaction (Restated note 2)                    -         -           -          -           (700)      (700)
Release of voluntary investment reserve                              -         -           -          -            300        300
Change in liability for unauthorized reinsurance
 (Restated note 2)                                                   -         -           -          -        (20,719)   (20,719)
                                                             ---------- --------- ----------- ----------  ------------- ----------
BALANCE AT DECEMBER 31, 2004 (RESTATED NOTE 2)                  30,000   $ 3,000   $ 755,214   $  3,008   $    (90,735) $ 670,487
                                                             ========== ========= =========== ==========  ============= ==========

Net loss                                                             -         -           -          -       (128,907)  (128,907)
Change in net unrealized capital gains (losses)                      -         -           -          -        (47,535)   (47,535)
Change in net deferred income tax                                    -         -           -          -         63,589     63,589
Change in nonadmitted assets and related items                       -         -           -          -        (76,573)   (76,573)
Change in asset valuation reserve                                    -         -           -          -        (16,591)   (16,591)
Cumulative effect of changes on accounting principles                -         -           -          -          2,665      2,665
Capital contribution                                                 -         -     151,400          -              -    151,400
Amortization of restricted surplus for ceding commission
   on conisurance transaction                                        -         -           -       (242)             -       (242)
Unassigned surplus for ceding commission on modified
   conisurance transaction                                           -         -           -          -         34,474     34,474
Release of voluntary investment reserve                              -         -           -          -          2,500      2,500
Change in liability for reinsurance in unauthorized companies        -         -           -          -         20,719     20,719
Miscellaneous                                                        -         -           -          -            122        122
                                                             ---------- --------- ----------- ----------  ------------- ----------
BALANCE AT DECEMBER 31, 2005                                    30,000   $ 3,000   $ 906,614   $  2,766   $   (236,272) $ 676,108
                                                             ========== ========= =========== ==========  ============= ==========

See Notes to Statutory Financial Statements.

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

STATUTORY STATEMENTS OF CASH FLOW

                                                                        2004
for the years ended December 31                                       Restated
(dollars in thousands)                                      2005      (Note 2)
--------------------------------------------------------------------------------

CASH FROM OPERATIONS
   Premium and annuity considerations                    $2,322,341  $2,969,811
   Considerations for supplementary contracts
     with life contingencies                                  4,664       5,903
   Investment income received (excluding realized
     gains or losses and net investment expense)            856,002     588,049
   Commissions and expense allowances on
     reinsurance ceded                                      135,998     135,674
   Reserve adjustment on reinsurance ceded                  521,108     (57,081)
   Other income (expense)                                     6,022        (214)
                                                          ----------  ----------
     Cash provided from revenues                          3,846,135   3,642,142

   Life, annuity, and accident and health claims            441,970     304,835
   Surrender benefits and other fund withdrawals            621,661     381,843
   Supplementary contracts with life contingencies
     and other benefits                                       7,258      10,812
                                                          ----------  ----------
     Cash applied to benefits                             1,070,889     697,490

   Commissions paid                                         523,056     433,768
   General insurance expenses and insurance taxes paid      134,389     104,190
   Dividends paid to policyholders                              332         331
   Federal income taxes paid                                 24,556      27,125
                                                          ----------  ----------
     Cash applied to general and other expenses             682,333     565,414
                                                          ----------  ----------
       NET CASH FROM BY OPERATIONS                        2,092,913   2,379,238
                                                          ----------  ----------
CASH FROM INVESTMENTS
   Proceeds from investments sold, matured or repaid:
     Bonds                                                7,378,507   6,384,480
     Stocks                                                  16,404           -
     Mortgage loans                                             662      42,121
     Real estate and other investments                      309,066      78,462
                                                          ----------  ----------
       Total investment proceeds                          7,704,639   6,505,063

   Cost of investments acquired:
     Bonds                                                9,281,041   11,649,218
     Stocks                                                 277,905     127,348
     Real estate and other investments                      261,475      23,680
                                                          ----------  ----------
       Total investments acquired                         9,820,421   11,800,246

        Net decrease in policy loans                         (1,745)     (4,302)
                                                          ----------  ----------
       NET CASH FROM INVESTMENTS                         (2,114,037) (5,290,881)
                                                          ----------  ----------
CASH FROM FINANCING AND MISCELLANEOUS SOURCES
   Cash provided:
     Paid-in contribution                                   151,400     263,000
     Deposits on deposit-type contracts                     300,144     259,459
     Other cash provided                                    185,191   2,706,827
                                                          ----------  ----------
       Total cash provided                                  636,735   3,229,286

   Other cash applied:
     Withdrawals on deposit-type contracts                  167,185      99,275
     Other applications                                     270,690     183,942
                                                          ----------  ----------
       Total cash applied                                   437,875     283,217
                                                          ----------  ----------
       NET CASH FROM FINANCING AND MISCELLANEOUS SOURCES    198,860   2,946,069
                                                          ----------  ----------

                                                          ----------  ----------
NET CHANGE IN CASH AND SHORT-TERM INVESTMENTS               177,736      34,426
CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF YEAR        378,485     344,059
                                                          ----------  ----------
CASH AND SHORT-TERM INVESTMENTS AT END OF YEAR           $  556,221  $  378,485
                                                          ==========  ==========

See Notes to Statutory Financial Statements.

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

NOTE 1:  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements include the accounts of Fidelity and Guaranty Life Insurance Company (the "Company" or "F&G Life"). The Company is a direct, wholly owned subsidiary of Omnia Life Insurance Company ("Omnia"), a Texas-domiciled life insurer organized as a direct, wholly owned subsidiary of Old Mutual U.S. Life Holdings, Inc. ("OMUSLH"), a Delaware corporation. OMUSLH is in turn an indirect, wholly owned subsidiary of Old Mutual plc of London, England ("OM").

The Company's primary business is the sale of individual life insurance products and annuities through independent agents, managing general agents, specialty brokerage firms and in selected institutional markets. Its principal products are deferred annuities (including equity-indexed annuities), structured settlement annuities, immediate annuities and life insurance products. Revenues generated from equity-indexed annuities are 69% of the total, significantly higher than the remaining products. The Company is licensed in forty-nine states and the District of Columbia and markets products in New York through its wholly owned subsidiary, Fidelity and Guaranty Life Insurance Company of New York ("FGLNY"), which is domiciled in New York.

(a) Basis of presentation

The preparation of financial statements in conformity with statutory accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Since the State of Maryland does not specifically prescribe by law or regulation reserving methodology for universal life policies or group annuities, the Company follows National Association of Insurance Commissioners (NAIC) reserving practices. These practices are as follows:

Universal Life: For older generation universal life policies the full account value is held as a reserve. For newer generation universal life policies, reserves are held based on a calculation according to the NAIC UL Model Regulation, which has been adopted by many states. The reserves calculated according to the NAIC UL Model Regulation equal the account value at the end of the surrender charge period which varies from 8 to 15 years.

Group Annuities: Many of the group annuities are used to fund qualified pension and/or profit sharing plans; for these annuities, the funds are not allocated to individual participants. The full account value is held as the reserve for these annuities. For the group annuities where the funds and/or benefits are allocated to the individual certificate holder, reserves are calculated according to the laws prescribed for individual annuities.

See Note 9 for a discussion of permitted practices.

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

NOTE 1: BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

These financial statements have been prepared on the basis of accounting practices prescribed or permitted by the Maryland Insurance Administration. There are no material differences between these financial statements and the statutory accounting practices of the NAIC. These practices vary in certain respects from U. S. generally accepted accounting principles (GAAP) and are presumed to be material. The more significant variances from GAAP are as follows:

o In the statutory statements of admitted assets, liabilities, and capital and surplus, fair values of certain investments in bonds, unaffiliated preferred stocks and unaffiliated common stocks are based on values specified by the NAIC, rather than on actual or estimated fair values. For GAAP, such investments are designated at purchase as held-to-maturity, trading, or available-for-sale. Held-to-maturity investments are reported at amortized cost, and the remaining investments are reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of accumulated other comprehensive income in common shareholders' equity for those designated as available-for-sale.
o The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins.
o Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as is required under GAAP.
o Deferred federal income tax assets, net of deferred tax liabilities, arising from the differences between the financial statement and the tax bases of assets and liabilities are computed at the Company's current enacted tax rate. The net assets are limited based on admissibility tests in accordance with SSAP 10 and are recorded directly in unassigned deficit.
o Certain assets are designated as "nonadmitted" under statutory accounting practices. These assets include agents' debit balances, capitalized software, prepaid expenses and certain deferred tax assets. Nonadmitted assets are excluded from the statutory-basis balance sheet and are charged directly to unassigned deficit.
o The accounts and operations of the Company's subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

NOTE 1: BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

o Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed maturity investments, principally bonds, surplus debentures and mortgage loans, attributable to changes in the general level of interest rates. The Company amortizes those deferrals over the remaining period to expected maturity based on groupings of individual securities sold. The groupings are done in five-year bands. That net deferral is reported as the interest maintenance reserve ("IMR") in the accompanying statutory statements of admitted assets, liabilities, and capital and surplus. A negative IMR is reported as a nonadmitted asset. Realized gains and losses are reported in income net of tax and net of transfers to the IMR. Capital gain taxes are capitalized into IMR based on an actual tax calculation methodology; wherein tax operating losses are offset against tax capital gains prior to calculating capital gain taxes. This method follows an actual tax return methodology approach and is applied on a standalone company level. Under GAAP, realized gains and losses are reported in the income statement on a pretax basis in the period that the asset giving rise to the gain or loss is sold or when there has been a decline in value deemed other than temporary. The asset valuation reserve ("AVR") is computed in accordance with an NAIC prescribed formula, and represents a provision for possible fluctuations in the value of bonds, equity securities, mortgage loans, real estate, and other invested assets. The asset valuation reserve is reported as a liability.
o Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as is required under GAAP.
o Revenues for universal life insurance and investment products, except those that do not incorporate mortality or morbidity risk, consist of the entire premium received and benefits represent the death and surrender benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges are not recognized as premium revenue and benefits represent the excess of benefits paid over the policy account value and interest credited to the account values.
o A liability for reinsurance balances has been provided for unsecured policy reserves ceded to reinsurers unauthorized by the Maryland Insurance Administration to assume such business. Changes to those amounts are credited or charged to unassigned deficit. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.
o Cash and short-term investments in the statement of cash flow represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding captions of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.
o At the time of an acquisition, assets and liabilities remain at historical cost. Under GAAP, assets and liabilities are marked to market to establish a new cost basis.
o Unrealized gains/losses of derivative instruments not qualifying for hedge accounting are recorded as a surplus adjustment. Under GAAP, such unrealized gains/losses are reflected in the results of operations.

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

NOTE 1: BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)  Investments

STATEMENT VALUES:
Investments are reported according to valuation procedures prescribed by the NAIC. Fixed maturity investments are carried principally at amortized cost using the interest method, except for those written down to estimated fair value because of evidence of the issuers' inability to meet the obligation in full at maturity. For loan-backed bonds and structured securities, anticipated prepayments are considered when determining the amortization of discount or premium. Significant changes in estimated cash flows from the original purchase assumptions are accounted for using the retrospective method. The Company has elected to use the book value as of January 1, 1994 as the cost for applying the retrospective adjustment method to securities purchased prior to that date. Prepayment assumptions are obtained from dealer survey values and are consistent with the current interest rate and economic environment. Common stocks of unaffiliated companies are reported at year-end fair value as determined by the NAIC Securities Valuation Office (SVO).

The Company's insurance subsidiary is reported based upon the audited equity in the underlying statutory net assets, and the Company's noninsurance subsidiaries are reported based upon the audited GAAP equity in the net assets adjusted to a statutory basis. Short-term investments are carried at cost, which approximates fair value and include investments with maturities of less than one year at the date of acquisition. Mortgage loans and policy loans are reported at unpaid principal balances. There were no allowances for loan losses as of December 31, 2005 and 2004. Preferred stocks are reported at cost.

Surplus debentures are carried principally at amortized cost using the interest method, except for those with an NAIC rating less than 1. Surplus debentures with a NAIC rating less than 1, are valued 1) at outstanding face value when the notes were issued by a reporting entity whose capital and surplus is greater than or equal to the greater of 5% of its admitted assets or $6,000 or 2) by applying a "statement factor" to the outstanding face amount of the surplus notes when the notes were issued by a reporting entity when capital and surplus is less than or equal to the greater of 5% of its admitted assets or $6,000.

The Company deems a security to be other-than-temporarily impaired if the security was ever rated an NAIC 6, is in default of principal and/or interest, or has traded at a price substantially less than its book value for more than one year. Further, for securities expected to be sold, an other-than-temporary impairment charge is recognized if the Company does not expect the fair value of the securities to recover prior to the expected date of sale. All securities are reviewed monthly by the Company's investment managers and the Investment Committee to see if any securities are other than temporary impairment status.

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

NOTE 1: BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The statement value of the mortgage loans, limited partnerships and joint venture investments are periodically evaluated and adjusted for any perceived impairment in value. The amount of such writedown is charged directly to income. A loan is determined to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. No loans, limited partnership investments or joint venture investments were deemed to be impaired during 2005 or 2004.

The Company purchases over the counter indexed call options for the purpose of hedging its equity-indexed products. The call options hedge interest credited to these products based on the changes in leading market indices. The options are included in invested assets at fair value and changes in unrealized gains or losses are reflected in surplus. Gains or losses from option exercises are recognized in investment income. These options expose the Company to potential credit loss in the event of nonperformance by counterparties. Nonperformance is not anticipated and, therefore, no collateral is held or pledged. The credit risk associated with these agreements is minimized by purchasing agreements from counterparties with NAIC designations of "1". The amount of exposure is the fair value for such agreements with each counterparty if the fair value is in the Company's favor. At December 31, 2005, and 2004, the total exposure was $53,189 and $42,141 and the maximum exposure with any individual counterparty was $19,941 and $15,193, respectively. The notional amount of the options held at December 31, 2005 and 2004 was $468,000 and $367,000, respectively.

The Company also uses a dynamic hedging program to hedge the equity linked liability underlying the Equity Indexed Annuities (EIA's). In addition to over-the-counter options the Company also purchases exchange traded futures to hedge exposure to interest credited. Dynamic hedging exposes the Company to volatility forecast risk. The pay-offs from the derivative portfolio will be different from the EIA liabilities should actual market volatility turn out to be different from the volatility forecasted by the investment managers. This volatility risk is minimized by a Value at Risk constraint placed on the investment managers. The Value at Risk constraint requires the projected economic loss to the Company to be less than $3 million per quarter with a probability of 95%. The Value at Risk figure is tracked on a daily basis. The Company had 6,916 and 2,653 open futures contracts with a potential exposure of $97,330 and $34,378 as of December 31, 2005 and 2004, respectively.

INVESTMENT INCOME:
Interest on fixed maturities, except those in default, is recorded as investment income when it is earned and is adjusted for any amortization of premium or accretion of discount. Dividends are recorded as income on ex-dividend dates for common and preferred stock held on the day before the ex-dividend dates. Interest income from mortgage loans is recorded as earned, except on loans in foreclosure or where collection is uncertain. Interest on policy loans is recorded as investment income when earned. Also, realized gains and losses are determined on the trade date using the specific identification basis.

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

NOTE 1: BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c) Aggregate reserves

Life, annuity, and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates between 0.0 percent and 10.0 percent, and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the Maryland Insurance Administration or the NAIC. The Company waives deduction of deferred fractional premiums upon the death of life and annuity policy insureds and returns any portion of the premium beyond the date of death. Surrender values are not promised in excess of the legally computed reserves. Additional reserves are established when the results of cash flow testing under various interest rate scenarios indicate the need for such reserves or the net premiums exceed the gross premiums on any insurance in force.

The extra reserve for table rated extra premiums on permanent insurance is based on the extra premium and the year of issue of the contracts. Factors varying from 0.20 for the first policy year to 6.64 for the twentieth policy year are applied to the premium. The extra reserves secured in this manner are approximately equivalent to the additional reserves needed for substandard mortality assumed to represent the increased mortality of the substandard risks. The extra reserve liability for table rated extra premiums on term insurance and for flat extra premiums on all insurance is taken as one-half of the extra annual premium for the insurance in force with these extra premiums. This is done on the assumption that the risks covered by the extra premium will have extra mortality that remains constant or decreases with increase in attained age.

At December 31, 2005 and 2004, the Company had $75,386,387 and $54,772,072,
respectively, of insurance in force for which the gross premiums are less than the net premiums according to the standard of valuation set by the Maryland Insurance Administration. Reserves to cover the deficiency on the above insurance in force totaled $84,088 and $11,447 at December 31, 2005 and 2004, respectively.

The Tabular Interest, Tabular Less Actual Reserve Released and Tabular Cost for life insurance products have been determined by formula. These amounts for annuity products have been determined from the basic data for the calculation of policy reserves. The Tabular Interest on funds not involving life contingencies for each valuation rate of interest is approximated based on cash flow interest credits as well as valuation rate of interest held at the beginning and end of the year of valuation. The liabilities related to guaranteed investment contracts and policyholder funds left on deposit with the Company generally are equal to fund balances.

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

NOTE 1: BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d) Recognition of premium revenues and related expenses

All premium and annuity considerations are recognized as revenue over the premium paying period except amounts received on contracts that do not incorporate mortality or morbidity risk. These premiums are recorded directly to a liability account. Expenses, including commissions and other policy acquisition, maintenance, and settlement costs, are charged to operations as incurred. Commissions and other acquisition costs, together with required additions to reserves, generally exceed the amount of the premium in the year that a policy is written.

(e) Participating insurance business

Participating business represented .05% and .07% of ordinary insurance and .02% and .03% of premiums collected for the years ended December 31, 2005 and 2004. Dividends to policyholders are based on a dividend scale approved by the Company's Board of Directors.

(f) Reinsurance

Reinsurance premiums, commissions, expense reimbursement, claims and claim adjustment expenses related to reinsured business are accounted for on a basis consistent with that used in accounting for the original policies issued and with the terms of the reinsurance contracts and are reported net of amounts ceded to other companies.

(g) Policy and contract claims

The liability for claims represents the amount needed to provide for the estimated ultimate cost of settling claims relating to insured events that have occurred on or before the end of the respective reporting period. The liability includes a provision for claims that have been reported to the insurer and claims related to insured events that have occurred but that have not been reported to the insurer.

(h) Separate Accounts

The separate accounts of the Company represent funds related to immediate annuity contracts without life contingencies that have been issued to the Federal Home Loan Bank of Atlanta ("FHLB"). There is an imputed interest rate guaranteed in the contracts. The assets supporting the contracts are carried at amortized cost. The general accounts of the Company provide funding for the separate accounts until the separate accounts are self sufficient. As of December 31, 2005, $43,450 was receivable from the separate accounts as the result of normal activity. In addition, $79,707 was receivable from the separate accounts as the result of pre-funding for an anticipated FHLB transaction. The separate accounts of the Company include reserves for contracts that are calculated on a basis consistent with the general account reserves.

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

NOTE 1: BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i) Taxes

The Company files its federal income taxes with Omnia Life Insurance Company, Americom Life & Annuity Insurance Company, and Fidelity and Guaranty Life Insurance Company of New York (the "Group") as part of a consolidated group. The Company is subject to a tax sharing agreement with its parent and affiliated life insurance companies. The agreement provides for an allocation based on separate return calculations and allows for immediate reimbursement of company tax benefits absorbed by other members.

(j) New accounting principles

In March 2005, the NAIC's Emerging Accounting Issues Working Group amended Interpretation (INT) 02-07, "Definition of Phrase `Other than Temporary" to provide interpretive accounting treatment for interest related impairment that should be deemed other-than-temporary when an investor has the intent to sell, at the reporting date, an investment before the recovery of the cost of the investment. The amendment of INT 02-07 which was effective upon release and adoption of the amendment, did not have a material impact on the Company's financial condition or results of operation.

In June 2004, the NAIC's Accounting Practices and Procedures Task Force issued Statement of Statutory Accounting Principles (SSAP) No. 88 Investments in Subsidiary, Controlled, and Affiliated Entities, a replacement of SSAP No. 46 with an effective date of January 1, 2005. SSAP No. 88 supercedes SSAP 46 Investments in Subsidiary, Controlled, and Affiliated Entities, and amends SSAP No. 68 Business Combinations and Goodwill and changes the statutory accounting principles for investments in subsidiaries, controlled, and affiliated investments. Adoption of SSAP No. 88 did not have a material impact on the Company's financial condition or results of operations.

In June 2005, the NAIC issued SSAP No. 93 "Accounting for Low Income Housing Tax Credit Property Investments" with an effective date of January 1, 2006, and with early adoption permitted. SSAP No. 93 establishes statutory accounting principles for investments in federal and certain state sponsored Low Income Housing Tax Credit ("LIHTC") properties. State sponsored LIHTC that are not in compliance with SSAP No. 93 shall continue to be accounted for in accordance with the requirements of SSAP No. 48 "Joint Ventures, Partnerships and Limited Liability Companies." The Company chose to early adopt this SSAP as of Jan 1, 2005 which decreased beginning surplus by $ 2,665.

Under SSAP 93, Low Income Housing Tax Credit Investments are initially recorded at cost and carried at amortized costs. The estimated residual value used in determining the amount to be amortized is the estimated residual value at the end of the last period in which tax benefits are allocated. The cost is amortized down to the ultimate residual value based upon the actual net operating losses and tax credits to date to the total expected net operating losses and tax credits. The tax credits are recognized in the income statement as offsets to state/federal taxes in the tax reporting year in which the tax credit is utilized.

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

NOTE 2:  RESTATEMENT

During 2006, the Company completed a review of its reserve balances and identified previously unrecorded contract liabilities. As a result of the Company's review it was determined that the Company's aggregate reserves-life, annuity and accident and health were understated. Previously unrecorded liabilities for unauthorized reinsurance were also recorded in 2004 as a result of the reserve corrections. Management also corrected the accounting for the unrealized gain (losses) on derivatives for 2003 and 2004. Previously, the amount of unrealized gains (losses) on derivatives were reflected in the summary of operations and are now reflected as changes in unrealized capital gains (losses) in surplus. Previously unrecorded accretion of value for certain bonds and preferred stocks was also corrected and recorded as investment income for 2003 and 2004. Assumed liabilities related to a reinsurance contract with Americom Life & Annuity Insurance Company, an affiliate, had also not been recorded. As a result, management of the Company has concluded that it is appropriate to restate the previously issued financial statements as of and for the year ended December 31, 2004.

In addition to the reserve corrections noted above, management also has corrected several other amounts associated with previously unrecorded audit differences in the December 31, 2004 and 2003 audits which were not historically recorded based upon management's assessment that the amounts were not material individually or in the aggregate. The Company also recorded a number of reclassifications to 2004 to be consistent with the 2005 presentation.

A discussion of the aforementioned misstatements is presented below:

As a result of corrections and a reclassification, aggregate reserves - life, annuity and accident and health were increased by $105,463 at December 31, 2004 and decreased $700 at December 31, 2003. The primary component of the $105,463 correction is an increase to aggregate reserves-life, annuity and accident and health of $46,900 and $14,200 as of December 31, 2004 and 2003, respectively. The other components are a reclassification of $59,763 from the liability for deposit-type contracts to aggregate reserves-life, annuity and accident and health as of December 31, 2004, adjustments for revised valuations, timing and system errors for an increase of $100 and $1,400 and other corrections that were immaterial individually and in the aggregate for a decrease of $ 1,300 and $21,600 at December 31, 2004 and 2003, respectively. These 2003 items were reversed in 2004. A prior year surplus adjustment for reinsurance of $5,300 also increased aggregate reserves at December 31, 2003.

The impact on the increase in aggregate reserves-life, annuity and accident and health in the statutory statement of operations was a $51,700 increase and $6,000 decrease for the years ended December 31, 2004 and 2003, respectively. The components of the $51,700 increase and $6,000 decrease are as follows. The persistency bonus feature increased the change in reserves $14,200 in 2003 and an additional $32,700 increase in 2004, revised valuations, timing and system errors resulted in a $1,300 decrease and a $1,400 increase in 2004 and 2003, respectively, and other corrections for errors and changes implemented at year end primarily related to the completeness of reserve calculations which resulted in a $20,300 increase in 2004 and a $21,600 decrease in 2003.

Previously unrecorded liabilities for unauthorized reinsurance, $20,719, were recorded in 2004. This was the result of the reserve corrections causing the letter of credit from Old Mutual Reassurance (Ireland) Ltd. to be exceeded. This reduced surplus by the same amount.

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

NOTE 2:  RESTATEMENT (CONTINUED)

Net investment income was primarily impacted by unrealized gains and losses on derivatives and previously unrecorded accretion of value for certain bonds and preferred stocks. The components of the $36,303 decrease for the year ended December 31, 2004 are as follows. In order to properly account for the unrealized gain (losses) on derivatives, net investment income was reduced $8,164 and $17,207 for 2004 and 2003, respectively. In addition, 2004 net investment income was reduced and realized gains increased $36,087 as part of the derivatives adjustment. These gains were transferred to IMR and fully amortized in 2004 resulting in the increase in amortization of IMR. Changes in unrealized capital gains (losses) in surplus were increased $8,164 and $17,207 for the years ended December 31, 2004 and 2003, respectively. Previously unrecorded accretion of value for certain bonds, $8,415, and preferred stocks, $534, was corrected and recorded as investment income for the year 2004. This also resulted in a $9 increase to the asset valuation reserve as of December 31, 2004. In addition to the components described above, net investment income was also impacted by an intercompany reinsurance transaction for a decrease of $1,001 in 2004 and $220 in 2003. This is also described in the paragraph below which describes all reinsurance transaction adjustments.

The following reinsurance transactions resulted in several corrections which impacted the following line items in the statutory statement of operations: premium and annuity considerations ($29,155 for 2004), net investment income ($1,001 for 2004) commissions and expense allowances on reinsurance ceded ($17,425 for 2004), death benefits ($2,657 for 2004), taxes licenses and fees ($68), and other expense ($2,800). The components of these corrections are described as follows.

        Adjustments for amounts owed for the Saver Select product under a reinsurance treaty resulted in a 2004 premium increase of $3,392 and 2003 premium decrease. A correction for reinsurance payable for premiums and commissions increased 2004 premiums and decreased 2003 premiums $17,536. The recording of previously unrecorded payments to several reinsurers resulted in an $11,816 increase in 2004 and decrease in 2003 of premiums. The correction of a double billing resulted in a premium decrease for 2004 and increase for 2003 of $3,589. A prior year adjustment for a treaty resulted in a $5,300 decrease in the surplus as of December 31, 2003.

         Adjustments for an intercompany reinsurance transaction not previously recorded increased accrued expenses and other liabilities by $1,221 as of December 31, 2004. Net investment income decreased $1,001 for 2004 and $220 for 2003.

        Commissions and expense allowances on reinsurance ceded partially offset this with a decrease in 2004 and increase in 2003 of $13,596. Commissions and expense allowances for reinsurance ceded were decreased $4,011 for 2004 and increased for the same amount for 2003. Commissions and expense allowances on reinsurance ceded increased for 2004 and decreased for 2003 in the amount of $182.

        Death benefits were increased in 2004 and decreased in 2003 for $1,437 as the result of reinsurance contracts. In addition to this adjustment, death benefits were also impacted by the overstatement of claims liabilities which resulted in an increase for 2004 and decrease in 2003 death benefits in the amount of $1,220.

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

NOTE 2:  RESTATEMENT (CONTINUED)

        Taxes, licenses and fees were increased $68 in 2004 and decreased $68 in 2003.

        Adjustments for a reinsurers return component decreased 2004 other expenses and increased them in 2003 for $2,800.

Reclassifications mentioned above primarily impacted bonds and reserves. Bonds were decreased $139,307 to reclassify that amount to surplus debentures. Aggregate reserves-life, annuity and accident and health were increased by a reclassification of the liability for deposit-type contracts in the amount of $59,763. Accrued expenses and other liabilities were increased $7,413 in order to reclassify drafts outstanding.

The clearing of bank reconciliation items decreased cash by $2,059, increased deferred and uncollected premiums, $4,500, and increased accrued expenses and other liabilities by $2,441. Surplus as of December 31, 2003 was increased $2 for a tax adjustment and decreased $463 for a reserve correction.

The above adjustments resulted in a change in the Company's taxes. Federal and foreign income tax recoverable increased $6,225. The liability for current federal and foreign income taxes decreased $2,355. And, federal income tax expense decreased $8,578 in 2004. The net impact of all adjustments to the statutory summary of operations was an increase in the net loss of $31,533 and $23,232 for the years ending December 31, 2004 and 2003, respectively. In addition to the summary of operations impact, the ending surplus for 2003 was increased a net $11,446 by increases of $17,207 for the proper treatment of derivatives, $2 for taxes and decreases of $5,300 for a prior year reinsurance adjustment and $463 for reserve changes implemented at year end. The net effect of these adjustments on surplus at December 31, 2003 was a net decrease of $11,786.

For the restated statutory statements of changes in capital and surplus for 2004, the change in unrealized capital gains (losses) was increased $8,627, $8,164 due to the adjustment for the proper treatment of derivatives and $463 due to the change in the equity in Americom as the result of Americom's restatement. The change in net deferred income tax of $6,566 was offset by a corresponding increase in nonadmitted assets of $6,566. The amortization of unassigned surplus for ceding commissions on coinsurance transactions was increased $5,300 due to reinsurance adjustments.

Other cash provided was increased by $4,241 on the statutory statements of cash flows. This is the net amount of a reinsurance adjustment for 2003 and the clearing of a $2,059 bank reconciliation item for 2004.

The statutory financial statements have been restated to reflect the adjustments described above. The following is a summary of the impact of the restatement on
(i) the statutory statement of admitted assets, liabilities, and capital and surplus, as of December 31, 2004, (ii) the statutory statement of operations for the year ended December 31, 2004, (iii) the statutory statement of changes in capital and surplus for the years ended December 31, 2004, and 2003, and (iv) the statutory statement of cash flow for the year ended December 31, 2004.

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

NOTE 2:  RESTATEMENT (CONTINUED)

                                  BALANCE SHEET
                                                                     DECEMBER 31, 2004
                                                        -----------------------------------------
                                                         AS REPORTED   ADJUSTMENTS    AS RESTATED
Bonds                                                   $ 12,892,826   $ (130,892)  $ 12,761,934
Surplus debentures                                                 -      139,307        139,307
Common stocks                                                 47,147            -         47,147
Preferred stocks                                             233,428          534        233,962
Investments in subsidiaries                                   34,782            -         34,782
Mortgage loans on real estate                                 32,516            -         32,516
Investment in limited partnerships                            44,388            -         44,388
Policy loans                                                  81,151            -         81,151
Cash and short-term investments                              380,544       (2,059)       378,485
Receivable for securities                                     18,480            -         18,480
Derivative instruments                                        42,141            -         42,141
                                                         ------------   ----------   ------------
     Total cash and invested assets                       13,807,403        6,890     13,814,293
Amounts recoverable from reinsurers                           54,349            -         54,349
Funds held by or deposited with reinsured companies           42,329            -         42,329
Deferred and uncollected premiums, net of loading             73,420        4,500         77,920
Federal and foreign income tax recoverable and
  interest thereon                                            34,604        6,225         40,829
Investment income due and accrued                            170,926            -        170,926
Receivable from parent, subsidiaries, and affiliates           2,922            -          2,922
Receivable from separate accounts                             42,563            -         42,563
Other assets                                                   4,993            -          4,993
                                                         ------------   ----------   ------------
     TOTAL ADMITTED ASSETS EXCLUDING SEPARATE ACCOUNTS  $ 14,233,509   $   17,615   $ 14,251,124
                                                         ------------   ----------   ------------
Separate accounts                                            724,747            -        724,747
                                                         ------------   ----------   ------------
     TOTAL ADMITTED ASSETS                              $ 14,958,256   $   17,615   $ 14,975,871
                                                         ============   ==========   ============

                                       19

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

NOTE 2:  RESTATEMENT (CONTINUED)
                                                                     DECEMBER 31, 2004
                                                         ---------------------------------------
                                                          AS REPORTED  ADJUSTMENTS   AS RESTATED

LIABILITIES
Aggregate reserves-life, annuity and accident and health  $12,071,324   $  105,463   $12,176,787
Liability for deposit-type contracts                          683,766      (59,763)      624,003
Policy and contract claims                                     18,416            -        18,416
Other policyholders' funds                                        506            -           506
Interest maintenance reserve (IMR)                            290,000            -       290,000
Payable to parent, subsidiaries and affiliates                 44,874            -        44,874
General expenses due or accrued                                 3,831            -         3,831
Current federal and foreign income taxes,
   including $0 on realized gains (losses)                      2,355       (2,355)            -
Taxes, licenses and fees due or accrued,
   excluding federal income taxes                              10,896            -        10,896
Remittances and items not allocated                            86,523            -        86,523
Asset valuation reserve                                        50,736            9        50,745
Drafts outstanding                                              7,413       (7,413)            -
Accrued expenses and other liabilities                         87,324       11,075        98,399
Payable for securities                                        222,082            -       222,082
Liability for unauthorized reinsurance                              -       20,719        20,719
                                                          ------------  -----------   -----------
     TOTAL LIABILITIES EXCLUDING SEPARATE ACCOUNTS         13,580,046       67,735    13,647,781
                                                          ------------  -----------   -----------
Separate accounts                                             657,603            -       657,603
                                                          ------------  -----------   -----------
     TOTAL LIABILITIES                                     14,237,649       67,735    14,305,384
                                                          ------------  -----------   -----------
CAPITAL AND SURPLUS
Common stock, par value $100 (50,000 shares authorized;
     30,000 shares issued and outstanding)                      3,000            -         3,000
Paid-in and contributed surplus                               755,214            -       755,214
Restricted surplus                                              3,008            -         3,008
Unassigned deficit                                            (40,615)     (50,120)      (90,735)
                                                          ------------  -----------  ------------
     TOTAL CAPITAL AND SURPLUS                                720,607      (50,120)      670,487
                                                          ------------  -----------  ------------
     TOTAL LIABILITIES AND CAPITAL AND SURPLUS            $14,958,256   $   17,615   $14,975,871
                                                          ============  ===========  ============

                                       20

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

NOTE 2:  RESTATEMENT (CONTINUED)

                             STATEMENT OF OPERATIONS

                                                                   DECEMBER 31, 2004
                                                       -------------------------------------------
                                                         AS REPORTED    ADJUSTMENTS   AS RESTATED

REVENUES
Premium and annuity considerations                      $  2,994,510   $    29,155    $ 3,023,665
Consideration for supplementary contracts                      5,903             -          5,903
Net investment income                                        604,049       (36,303)       567,746
Amortization of IMR                                           38,367        36,087         74,454
Separate Accounts net loss from operations
  excluding unrealized gains or losses                         2,940             -          2,940
Commissions and expense allowances on reinsurance ceded      135,674       (17,425)       118,249
Reserve adjustments on reinsurance ceded                     (57,081)            -        (57,081)
                                                         ------------   -----------    -----------
     Total revenues                                        3,724,362        11,514      3,735,876
                                                         ------------   -----------    -----------
POLICY BENEFITS AND EXPENSES
Benefits:
     Death                                                    60,570         2,657         63,227
     Annuity                                                 182,274             -        182,274
     Surrender benefits and other fund withdrawals           381,843             -        381,843
     Payments on supplementary contracts with life
        contingencies and other benefits                      10,815             -         10,815
                                                         ------------   -----------    -----------
     Total benefits                                          635,502         2,657        638,159
Increase in aggregate reserves-life, annuity and
  accident and health                                      2,464,640        51,700      2,516,340
Interest and adjustments on policy or
  deposit-type contracts                                      41,403             -         41,403
Commissions (direct and reinsurance assumed)                 441,581             -        441,581
General insurance expenses                                   125,596             -        125,596
Taxes, licenses, and fees                                     14,530            68         14,598
Increase in loading on deferred and uncollected premiums      11,639             -         11,639
Other expense                                                 11,204        (2,800)         8,404
                                                         ------------   -----------    -----------
     Total policy benefits and expenses                    3,746,095        51,625      3,797,720
                                                         ------------   -----------    -----------

Loss from operations before dividends to policyholders
     and federal income tax                                  (21,733)      (40,111)       (61,844)
Dividends to policyholders                                       324             -            324
                                                         ------------   -----------    -----------
Loss from operations before federal income tax               (22,057)      (40,111)       (62,168)
Federal income tax expense                                    18,059        (8,578)         9,481
                                                         ------------   -----------    -----------
INCOME (LOSS) FROM OPERATIONS                                (40,116)      (31,533)       (71,649)

Net realized capital gain (loss)                                 542             -            542
                                                         ------------   -----------    -----------

NET LOSS                                                $    (39,574)  $   (31,533)   $   (71,107)
                                                         ============   ===========    ===========

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

NOTE 2:  RESTATEMENT (CONTINUED)

                   STATEMENT OF CHANGES IN CAPITAL AND SURPLUS

                                                                    DECEMBER 31, 2004
                                                        ----------------------------------------
                                                          AS REPORTED  ADJUSTMENTS  AS RESTATED
BALANCE AT DECEMBER 31, 2003                            $    541,336  $    (11,786)   529,550

Net Loss                                                     (39,574)      (31,533)   (71,107)
Change in unrealized capital gains (losses)                   (2,051)        8,627      6,576
Change in net deferred income tax                             10,853         6,566     17,419
Change in nonadmitted assets                                 (12,268)       (6,566)   (18,834)
Change in asset valuation reserve                            (34,573)           (9)   (34,582)
Surplus (contributed to) withdrawn from
  Separate Accounts during period                             (9,663)            -     (9,663)
Other changes in surplus in Separate Accounts Statement        9,663             -      9,663
Capital contribution                                         263,000                  263,000
Amortization of restricted surplus for                          (416)            -       (416)
    ceding commission on coinsurance transaction
Amortization of unassigned surplus for                        (6,000)        5,300       (700)
    ceding commission on coinsurance transaction
Change in Liability for Unauthorized Reinsurance                   -       (20,719)   (20,719)
Release of voluntary investment reserve                          300             -        300
                                                        ------------   -----------  ----------
BALANCE AT DECEMBER 31, 2004                            $    720,607   $   (50,120)   670,487
                                                        ============   ===========  ==========

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

NOTE 2:  RESTATEMENT (CONTINUED)

                             STATEMENT OF CASH FLOW

                                                                  DECEMBER 31, 2004
                                                           --------------------------------
                                                          AS REPORTED ADJUSTMENTS AS RESTATED
CASH FROM OPERATIONS
   Premium and annuity considerations                      $2,969,811  $       -  $ 2,969,811
   Considerations for supplementary contracts with
     life contingencies                                         5,903          -        5,903
   Investment income received (excluding realized gains
     or losses and net investment expense)                    588,049          -      588,049
   Commissions and expense allowances on reinsurance ceded    135,674          -      135,674
   Reserve adjustment on reinsurance ceded                    (57,081)         -      (57,081)
   Other income (expense)                                        (214)         -         (214)
                                                            ---------   --------    ----------
    Cash provided from revenues                             3,642,142          -    3,642,142

   Life, annuity, and accident and health claims paid         304,835          -      304,835
   Surrender benefits and other fund withdrawals paid         381,843          -      381,843
   Supplementary contracts with life contingencies and
     other benefits paid                                       10,812          -       10,812
                                                             ---------   --------   ----------
    Cash applied to benefits                                  697,490          -      697,490

   Commissions paid                                           433,768          -      433,768
   General insurance expenses and insurance taxes paid        104,190          -      104,190
   Dividends paid to policyholders                                331          -          331
   Federal income taxes paid                                   27,125          -       27,125
                                                            ----------              ----------
    Cash applied to general and other expenses                565,414          -      565,414
                                                            ----------   --------   ----------
      NET CASH FROM BY OPERATIONS                           2,379,238          -    2,379,238
                                                            ----------   --------   ----------
CASH FROM INVESTMENTS
   Proceeds from investments sold, matured or repaid:
    Bonds                                                   6,384,480          -    6,384,480
    Stocks                                                          -          -            -
    Mortgage loans                                             42,121          -       42,121
    Real estate and other investments                          78,462          -       78,462
                                                            ----------   --------   ----------
      Total investment proceeds                             6,505,063          -    6,505,063

   Cost of investments acquired:
    Bonds                                                  11,649,218          -   11,649,218
    Stocks                                                    127,348          -      127,348
    Real estate and other investments                          23,680          -       23,680
                                                           -----------   --------    --------
      Total investments acquired                           11,800,246          -   11,800,246

        Net decrease in policy loans                           (4,302)         -       (4,302)
                                                           -----------   --------  -----------
      NET CASH FROM INVESTMENTS                            (5,290,881)         -   (5,290,881)
                                                           -----------   --------  -----------
CASH FROM FINANCING AND MISCELLANEOUS SOURCES
   Cash provided:
    Paid-in contribution                                      263,000          -      263,000
    Deposits on deposit-type contracts                        259,459          -      259,459
    Other cash provided                                     2,702,586      4,241    2,706,827
                                                            ----------   --------   ----------
      Total cash provided                                   3,225,045      4,241    3,229,286

   Other cash applied:
    Withdrawals on deposit-type contracts                      99,275          -       99,275
    Other applications                                        183,942          -      183,942
                                                            ----------   --------   ----------
      Total cash applied                                      283,217          -      283,217
                                                            ----------   --------   ----------
      NET CASH FROM FINANCING AND MISCELLANEOUS SOURCES     2,941,828      4,241    2,946,069
                                                            ----------   --------   ----------

                                                            ----------   --------   ----------
NET CHANGE IN CASH AND SHORT-TERM INVESTMENTS                  30,185      4,241       34,426
CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF YEAR          350,359     (6,300)     344,059
                                                            ----------   --------   ----------
CASH AND SHORT-TERM INVESTMENTS AT END OF YEAR               $380,544   $ (2,059)   $ 378,485
                                                            ==========   ========   ==========

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

NOTE 3:  INVESTMENTS

(a) Components of net investment income are as follows:

                                                               2004
                                                             Restated
For the years ended December 31                    2005      (Note 2)
-----------------------------------------------------------------------

Income:
   Interest on bonds                           $   770,858 $   549,303
   Preferred stock dividends                        19,962      13,320
   Surplus debentures                                9,855       7,192
   Short-term interest                              11,520       3,592
   Mortgage loan interest                            2,281       5,066
   Derivative instruments                           (1,904)     (1,000)
   Other, net                                       12,296       5,766
                                                 ----------  ----------
     Gross investment income                       824,868     583,239
Expenses:                                           18,588      15,493
                                                 ----------  ----------
   Net investment income                       $   806,280 $   567,746
                                                 ==========  ==========

-----------------------------------------------------------------------

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

NOTE 3:  INVESTMENTS (CONTINUED)

(b) Components of net realized capital gains are as follows:

                                                      Years ended December 31,
                                                         2005            2004
                                                         ----            ----

Bonds                                                 $  (3,638)   $   46,056
Common stock of affiliates                                    -        (1,005)
Preferred stock                                             175         1,212
Derivative financial instruments                         32,568        36,087
Cash or cash equivilants                                     (4)           65
                                                      ----------   -----------
         Net realized capital gains (losses) before
         deferrral to IMR pre tax                        29,101        82,415
                                                      ----------   -----------
Net gains (losses) deferred to IMR                       27,963        70,727
Less taxes                                                    -        11,146
                                                      ----------   -----------
         Pre tax gains (losses) deferred to IMR          27,963        81,873
                                                      ----------   -----------
Net realized capital gains (losses),
net of applicable taxes                                   1,138           542
                                                      ==========   ===========

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

NOTE 3:  INVESTMENTS (CONTINUED)

(c) Carrying amount and the fair values of bonds, surplus debentures, preferred and common stocks are as follows:

                                                                        Gross Unrealized
                                                      Carrying          ----------------     Fair
                                                       Amount             Gains Losses       Value
----------------------------------------------------------------------------------------------------
AT DECEMBER 31, 2005
U.S. Government                                   $  1,484,913   $   4,616   $  5,890   $  1,483,639
Foreign government                                       8,123         570         56          8,637
States & political subdivisions                         22,150         460        243         22,367
Special revenue & special assessment                   447,707       1,548     14,650        434,605
Public utilities                                     1,115,477      22,968     14,429      1,124,016
Industrial and miscellaneous                        11,462,831     232,677    163,893     11,531,615
Credit tenant loans                                    111,760      16,320          -        128,080
Affiliated bonds                                        80,000           -          -         80,000
                                                   ------------   ---------   --------   ------------
     Total bonds                                  $ 14,732,961   $ 279,159   $199,161   $ 14,812,959
                                                   ============   =========   ========   ============
Preferred stocks-unaffiliated                     $    491,395   $  11,015   $6,058     $    496,352
                                                   ============   =========   ========   ============
Common stocks-unaffiliated                        $     51,973   $       -   $      -   $     51,973
                                                   ============   =========   ========   ============
Surplus debentures                                $    155,067   $  10,203   $      -   $    165,270
                                                   ============   =========   ========   ============
AT DECEMBER 31, 2004
U.S. Government                                   $    262,785   $   1,749   $  1,916   $    262,618
Foreign government                                      12,217         585          -         12,802
States & political subdivisions                         14,962         738         56         15,644
Special revenue & special assessment                   509,306       4,157      6,045        507,418
Public utilities                                     1,036,891      47,021      2,524      1,081,388
Industrial and miscellaneous                        10,663,731     353,996     37,963     10,979,764
Credit tenant loans                                    232,042      19,333        146        251,229
Affiliated bonds                                        30,000           -          -         30,000
                                                   ------------   ---------   --------   ------------
      Total bonds                                 $ 12,761,934   $ 427,579   $ 48,650   $ 13,140,863
                                                   ============   =========   ========   ============
Preferred stocks-unaffiliated                     $    233,962   $   8,958   $    227   $    242,693
                                                   ============   =========   ========   ============
Common stocks-unaffiliated                        $     47,147   $       -   $      -   $     47,147
                                                   ============   =========   ========   ============
Surplus debentures                                $    139,307   $   4,494   $  1,989   $    141,812
                                                   ============   =========   ========   ============

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

NOTE 3:  INVESTMENTS (CONTINUED)

(d) The following table presents our investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2005 and December 31, 2004.

                                Less than 12 months         12 months or more             Total
                           ----------------------------- ----------------------- ------------------------
Description of Securities       Fair       Unrealized       Fair     Unrealized      Fair    Unrealized
                                Value        Losses         Value       Losses       Value     Losses
---------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 2005
 U.S. Government           $   664,702   $    5,266   $    21,445   $      624   $  686,147  $     5,890
 Foreign governments             5,035           56             -            -        5,035           56
 States & political              7,435          152         3,592           91       11,027          243
 subdivisions
 Special revenue               178,336        3,087       177,732       11,563      356,068       14,650
 & special
 assessment
 Public utilities              363,308       10,164       161,273        4,265      524,581       14,429
 Industrial and
 miscellaneous               4,031,197      102,796     2,229,885       61,097    6,261,082      163,893
                            -----------  ----------- ------------  ----------- ------------  -----------
 Bonds                     $ 5,250,013   $  121,521   $ 2,593,927   $   77,640  $ 7,843,940   $  199,161
                            ===========  ==========  ============  =========== ============  ===========
  Preferred stocks-
 unaffiliated              $   170,473   $    5,100   $    20,135   $      958  $   190,608   $    6,058
                            ===========  ==========  ============  ===========  ===========  ===========
 Total temporarily
 Impaired
 securities                $ 5,420,486   $  126,621   $ 2,614,062   $   78,598  $ 8,034,548   $  205,219
                            =========== ===========  ============  ===========  ===========   ===========

                                       27

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

NOTE 3:  INVESTMENTS (CONTINUED)

                                Less than 12 months    12 months or more             Total
                              ---------------------- ------------------------ ---------------------
Description of Securities     Fair Value Unrealized   Fair Value  Unrealized  Fair Value Unrealized
                                            Losses                  Losses                Losses
---------------------------------------------------- ------------------------ ---------------------
AT DECEMBER 31, 2004
U.S. Government             $   228,572  $   1,916  $        -  $       -   $ 228,572  $    1,916
States & political                3,470         53         370          3
subdivisions                                                                    3,840          56
Special revenue & special       238,310      2,027      31,573      4,018     269,883       6,045
assessment
Public utilities                138,928      1,303      62,866      1,221     201,794       2,524
Industrial and                              24,233     718,292     13,730
miscellaneous
                              2,795,804                                     3,514,096      37,963
Credit tenant loans              13,744        146           -          -      13,744         146
                              ----------  ---------  ----------  ---------   ---------  ----------
Bonds                       $ 3,418,828  $  29,678  $  813,101  $  18,972  $4,231,929  $   48,650
                              ==========  =========  ==========  =========   =========  ==========
Preferred stocks-
unaffiliated                $    18,364  $     227  $        -  $       -  $   18,364  $      227
                              ==========  =========  ==========  =========   =========  ==========

 Surplus debentures         $         -  $       -  $   40,040  $   1,989  $   40,040  $    1,989
                              ==========  =========  ==========  =========   =========  ==========
Total temporarily
impaired
securities                  $ 3,437,192  $  29,905  $  853,141  $  20,961  $ 4,290,333 $   50,866
                              ==========  =========  ==========  =========   =========  ==========

The temporary impairments above are not deemed to be other-than-temporarily impaired because the decline in fair value is mostly attributable to interest rate fluctuations and the Company has the ability and intent to hold the securities until the fair value recovers.

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

NOTE 3:  INVESTMENTS (CONTINUED)

(e) Carrying amount and the fair value by contractual maturity of bonds at December 31, 2005 are as follows:

                                            Carrying        Fair
                                             Amount         Value
        ------------------------------------------------------------
        Maturing in:
            2006                         $    103,303  $    103,665
            2007 through 2010               2,952,119     2,932,976
            2011 through 2015               3,192,610     3,190,431
            After 2015                      5,746,732     5,896,187
                                          ------------  ------------
              Subtotal                     11,994,764    12,123,259
        Mortgage-backed securities          1,951,740     1,911,287
        Asset-backed securities               786,457       778,413
                                          ------------  ------------
              Total                      $ 14,732,961  $ 14,812,959
                                          ============  ============

        ------------------------------------------------------------

Expected maturities may differ from contractual maturities because certain borrowers may have the right to call or prepay their obligations with or without prepayment penalties. The surplus debentures, valued at $165,270, mature subsequent to 2006.

(f) Proceeds from the sale of bonds

Proceeds from the sale of bonds totaled $6,126,812 in 2005 and $5,414,722 in 2004. Gross gains on the sale of bonds totaled $89,750 in 2005 and $70,559 in 2004; gross losses totaled $93,962 in 2005 and $32,275 in 2004. Net realized gains (losses) after tax of ($4,792) and $34,640 were transferred to the IMR in 2005 and 2004, respectively. The realized gains (losses) transferred to the IMR are from all disposal types (sales, paydowns, maturities, etc.).

(g)  Impairments

For the years ended December 31, 2005 and 2004, the Company did not recognize any impairments on bonds, preferred stock, common stock, surplus debentures and other invested assets.

(h) Bonds on deposit

Bonds on deposit with state insurance departments, to satisfy regulatory requirements, totaled $7,286 and $6,755 at December 31, 2005 and 2004, respectively.

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

NOTE 3:  INVESTMENTS (CONTINUED)

(i)  Mortgages

At the issuance of a loan, the percentage of loan to value on any one loan does not exceed 75%. At December 31, 2005, the Company did not hold any mortgages with interest overdue beyond 180 days. At December 31, 2005 the Company's investments in mortgage loans were not subject to prior liens. All properties covered by mortgage loans have fire insurance at least equal to the loan excess over the maximum loan that would be allowed on the land without the building. Taxes, assessments and amounts advanced and not included in the mortgage loan total were $169 and $40 as of December 31, 2005 and 2004, respectively.

(j) Securities lending

The Company participates in a securities lending program whereby it lends securities to brokers to cover short sales and failed transactions. The Company retains control over loaned securities, which remain assets of the company, and are not removed from the accounting records. The Company receives collateral, primarily cash, in the amount of 102% of the loaned amount as part of the lending agreement. The collateral is deposited directly into a unit-trust account of the trustee and is not available for general use by the Company and therefore is not recorded as an asset and a corresponding liability. The collateral is adjusted based on changes in the market value of the loaned amount. The Company had $0 worth of securities that were loaned out to other companies as of December 31, 2005 and December 31, 2004. The average balances of securities loaned out during 2005 and 2004 were $616,294 and $510,596, respectively.

(k) Concentration of credit risk

At December 31, 2005, and 2004 the Company held noninvestment grade bonds totaling $438,443 or 3% and $1,034,782 or 7%, respectively, of cash and invested assets. These noninvestment grade bond holdings are widely diversified and have produced results consistent with the Company's investment strategy. These noninvestment grade bond holdings had a fair market value at December 31, 2005 and 2004 of $438,946 and $1,096,058, respectively.

The Company's investments in mortgage loans principally involve commercial real estate. Mortgage loans consist of first and second mortgage liens on completed income-producing properties. The outstanding principal balance on any individual property does not exceed $12,335 and $12,604 at December 31, 2005 and December 31, 2004, respectively. The Company's investments in mortgage loans are well diversified as to geographic region and property type.

(l) Fixed maturities in excess of 10% of capital and surplus

Investments, aggregated by issuer, in excess of 10% of capital and surplus at December 31, 2005 and 2004, other than investments in affiliates and investments issued or guaranteed by the United States government or its agencies are as follows:

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

NOTE 3:  INVESTMENTS (CONTINUED)

2005                                          Carrying Amount   NAIC Designation
--------------------------------------------------------------------------------
Fixed maturities:

LB-UBS Commercial Mtg Trust                   $  112,693              1
Bear Stearns Comm Mtg Sec                        110,577              1
SETS Trust                                       103,988              1
Structure Asset-Backed Link                      100,959              1
General Electric Capital Corp                     98,908              1
Greenwich Capital Comm Fdg                        98,317              1
Prudential Holdings LLC                           97,748              1
Morgan Stanley Dean Witter Cap                    95,698              1
Merrill Lynch Mtg Trust                           95,212              1
DLJ Commercial Mtg Corp                           85,026              1
Morgan Stanley Capital I                          80,001              1
Barrow Hanley Mewhinney & Strauss Aff Bond        80,000              2
Aphex Capital Motive                              80,000              1
America Movil Sa de Cv                            77,526              2
Morgan Stanley                                    76,629              1
CIT Group Inc                                     67,585              1

--------------------------------------------------------------------------------

2004                                          Carrying Amount   NAIC Designation
--------------------------------------------------------------------------------
Fixed maturities:

LB-UBS Commercial Mtge Trust                 $  107,927               1
Morgan Stanley Dean Witter Cap                  101,049               1
SETS Trust                                      100,743               1
Structure Asset-Backed Link                      97,458               1
General Electric Capital Corp                    88,786               1
Greenwich Capital Comm Fdg                       84,763               1
Aircraft Certificate Owner Tru                   79,895               1
Prudential Holdings LLC                          70,038               1
CIT Group Inc                                    68,747               1
Marbax Credit Tenant Loans                       67,872               1

--------------------------------------------------------------------------------

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

NOTE 4:  SUBSIDIARIES

Audited statutory financial information of the Company's insurance subsidiary, FGLNY, is summarized as follows:

                                                      2005              2004
--------------------------------------------------------------------------------

Summary Balance Sheet and Income Statement
At December 31
        Total admitted assets                      $ 493,177         $ 509,013
                                                     ========          ========

        Total capital and surplus                  $  36,809         $  33,107
                                                     ========          ========

        Net income                                 $   3,758         $   2,832
                                                     ========          ========

--------------------------------------------------------------------------------

The Company owns 100% of the outstanding common stock of all its subsidiary investments. The operations and net worth of the Company's other individual subsidiaries are not material.

NOTE 5:  TRANSACTIONS WITH AFFILIATES (RESTATED, NOTE 2)

The Company periodically reimburses Old Mutual Business Services, Inc. ("OMBS"), an affiliate, for costs incurred on its behalf. These costs include routine operating expenses incurred in the normal conduct of business such as shared home office facilities, information technology, finance, legal, actuarial, human resources services and general overhead costs, including salaries and benefits. These costs are generally determined on the basis of use by the Company and are included in expenses as incurred. Also, the Company shares its office facilities and personnel with its subsidiaries. Such shared costs and expenses are allocated to its subsidiaries based on time and usage studies. These allocations would vary depending on the assumptions underlying those studies. Amounts incurred by the Company were $47,534 in 2005 and $45,900 in 2004.

The Company assumes insurance that is in excess of FGLNY's retention limits. Reinsurance assumed premiums received under these contracts were $409 and $290 in 2005 and 2004, respectively. Reinsurance assumed benefits incurred in 2005 and 2004 were $150 and $148, respectively. Reinsurance amounts payable to FGLNY on paid and unpaid losses were $397 and $51 at December 31, 2005 and 2004, respectively. Policy reserves included $194 and $114 of reinsurance assumed for December 31, 2005 and 2004, respectively.

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

NOTE 5:  TRANSACTIONS WITH AFFILIATES (CONTINUED)

The Company has a reinsurance agreement with Americom Life and Annuity Insurance Company ("Americom"), an affiliate. Reinsurance assumed premiums received under these contracts were $4,020 and $2,111 in 2005 and 2004, respectively. Reinsurance assumed benefits incurred in 2005 and 2004 were $1,905 and $1,001, respectively which were recorded as a reduction to net investment income. Policy reserves included $337 and $25 of reinsurance assumed for December 31, 2005 and 2004, respectively. Reinsurance amounts payable to Americom were $3,126 and $1,221 at December 31, 2005 and 2004, respectively.

See Note 9 for other reinsurance transactions with an affiliated entity.

The Company's investments are managed by affiliated companies of the ultimate parent organization. Fees incurred in connection with these services (excluding any overall intercompany allocations/management fees) totaled $17,867 in 2005 and $14,767 in 2004.

Amounts due from and due to the parent and/or affiliate resulting from affiliate transactions are classified as receivable from or payable to affiliates in the statutory statements of admitted assets, liabilities, and capital and surplus.

The Company received the following cash surplus contributions from its parent in 2005: March 31, 2005, $16,900; May 25, 2005, $5,000; September 29, 2005,
$40,000; December 20, 2005, $50,000; December 21, 2005, $24,800; December 23,
2005, $14,700. The Company also received the following surplus contributions from its parent in 2004: March 31, 2004, $4,000; September 30, 2004, $50,000;
December 31, 2004, $209,000.

NOTE 6:  FEDERAL INCOME TAXES

(a) Intercompany tax receivables

The Company had tax receivable balances on December 31, 2005 of $19,329, $564 and $1,238 that are due from Omnia, FGNY and Americom Life & Annuity Insurance Company, respectively,

 (b) Permanent and temporary differences

The Company's income tax incurred and change in deferred income tax differ from the amount obtained by applying the federal statutory rate of 35% to the loss from operations before tax as follows:

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

NOTE 6:  FEDERAL INCOME TAXES (CONTINUED)

                                                                       2004
                                                                     Restated
                                                          2005       (Note 2)
--------------------------------------------------------------------------------

Net loss from operations before income taxes           $ (136,894)  $ (62,168)
Capital gains/(losses)                                     (3,467)     46,329
                                                        ----------   ---------
                                                         (140,361)    (15,839)
Income tax expense (benefit) at 35% statutory rate $ (49,126) $ (5,544) Increase (decrease) in tax resulting from:
  Dividends received deduction                               (420)          -
  Nondeductible expenses for meals, penalties,
    and lobbying                                              100          50
  Derivative/investment income                            (14,223)      2,857
  IMR amortization                                        (15,576)     23,928
  Income from subsidiary                                       12          10
  Surplus reserve adjustment                                  875         105
  Amortization of deferred gains                           (2,185)     (2,102)
  Ceding commission                                        14,166           -
  Prior year tax adjustment                                  (156)         (7)
  Other                                                    (3,311)     (5,860)
                                                        ----------   ---------
Total income tax expected                              $  (69,844)  $  13,437
                                                        ==========   =========

Current income taxes incurred                              (6,849)     20,627
Change in deferred income tax                             (62,995)     (7,190)
                                                        ----------   ---------
Total statutory income tax incurred                    $  (69,844)  $  13,437
                                                        ==========   =========

--------------------------------------------------------------------------------

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

NOTE 6:  FEDERAL INCOME TAXES (CONTINUED)

 (c)  Deferred taxes

The tax effects of significant temporary differences giving rise to deferred tax assets and liabilities as of December 31, 2005 and 2004 are as follows:

                                                                2004
                                                              Restated
                                                    2005      (Note 2)
----------------------------------------------------------------------
Deferred tax assets:
  Discounting of unpaid losses                    $ 22,827   $  9,638
  Property & equipment                               1,668      2,181
  Accrued expenses                                     774      4,397
  Net operating loss carryforward                   15,294          -
  Investment basis differences                       4,564        539
  Deferred policyholder acquisition expenses        67,470     54,212
  Receivable from agents                            20,789     19,606
  Tax credits                                       55,289     42,224
  Other                                                599      2,427
                                                   --------   --------
  Total deferred tax assets                        189,274    135,224
  Nonadmitted deferred tax assets                 (154,137)   (79,145)
                                                   --------   --------
  Admitted deferred tax assets                    $ 35,137   $ 56,079
                                                   ========   ========

Deferred tax liabilities:
  Investment items                                $      -   $  9,617
  Guaranty funds receivable                          1,710      1,381
  Other                                             10,226     10,477
                                                   --------   --------
  Total deferred tax liabilities                  $ 11,936   $ 21,475
                                                   --------   --------

  Net admitted deferred tax asset                 $ 23,201   $ 34,604
                                                   ========   ========

----------------------------------------------------------------------

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

NOTE 6: FEDERAL INCOME TAXES (CONTINUED)

                                                             2004
                                                            Restated
                                                   2005    (Note 2)    Change
-------------------------------------------------------------------------------

 Total gross deferred tax assets                $ 189,274  $135,224  $  54,050
 Total deferred tax liabilities                   (11,936)  (21,475)     9,539
                                                 --------- ---------  ---------
                                                  177,338   113,749     63,589
 Net deferred tax asset
 Deferred tax assets nonadmitted in accordance
 with SSAP No. 10                                (154,137)  (79,145)   (74,992)
                                                 --------- --------- ---------
                                                $  23,201  $ 34,604  $ (11,403)
 Admitted deferred tax asset                     ========= ========= ==========

--------------------------------------------------------------------------------

The change in deferred income taxes reported as presented in the tax rate reconciliation table is comprised of the following components:

                                                           2004
                                                         Restated
                                               2005      (Note 2)    Change
----------------------------------------------------------------------------
 Net deferred tax asset                      $ 177,338  $ 113,749  $  63,589
 Tax-effect of non-admitted assets             (21,796)   (21,202)      (594)
                                               --------  --------- ---------
 Net tax effect withou deferred taxes
   on nonadmitted assets                       155,542     92,547     62,995
                                              ========  =========  =========
Change in deferred income tax as presented
  in the tax rate reconciliation table                             $  62,995
                                                                   =========

----------------------------------------------------------------------------

(d) Current income taxes incurred consist of the following major components:

                                                   2004
                                                 Restated
                                       2005      (Note 2)
----------------------------------------------------------
Current year tax expense (benefit)  $  (10,205)  $  9,504
Capital gains/(losses)                       -     11,146
Tax return true up                       3,356        (23)
                                     ---------- ----------
Current income taxes incurred       $   (6,849)  $ 20,627
                                     ========== ==========

----------------------------------------------------------

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

NOTE 7:  FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value information is based on quoted market prices where available, which approximates the SVO published market prices. In cases where quoted market prices are not available, fair values are based on internal estimates using present value or other valuation techniques. Certain financial instruments and all nonfinancial instruments are exempted from disclosure requirements, including the fair value of many insurance-related liabilities. However, in its strategy of asset/liability matching, the Company takes into consideration the future cash requirements of its insurance-related liabilities. The following methods and assumptions were used by the Company in estimating the "fair value" disclosures for financial instruments in the accompanying financial statements and notes thereto.

Cash and short term investments: The carrying amounts reported approximate their fair values.

Bonds: Fair values for publicly traded bonds are based on quoted market prices. For privately placed bonds, estimated fair values are obtained from independent pricing services or are derived by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investment.

Preferred stock: Fair values for publicly traded preferred stock are based on quoted market prices. For privately placed preferred stock, estimated fair values are obtained from independent pricing services.

Common stock: The fair values of unaffiliated common stocks are based on quoted market prices.

Surplus debentures: The fair values of surplus debentures are based on quoted market prices or estimated fair values are obtained from independent pricing services.

Mortgage loans and policy loans: The fair values for mortgage loans and policy loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar credit risk. Loans with similar characteristics are aggregated for purposes of the calculations.

Other assets and other liabilities: Other assets and liabilities considered financial instruments are generally of a short-term nature and it is assumed the carrying value approximates fair value. It is not practicable to estimate a fair value for other invested assets and investments in limited partnerships due to the closely-held nature of these investments.

Investment contracts: Fair values for the Company's single premium deferred annuities, other deferred annuities and group annuities are primarily derived by estimating the cost to extinguish its liabilities under an assumption reinsurance transaction. The estimated statutory profits the assuming company would realize from the transaction are discounted at typical internal rates of return, ranging from 7.6% to 12%. The fair values of the remaining liabilities under investment contracts are estimated using discounted cash flow calculations based on interest rates currently being offered for like contracts with similar maturities.

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

NOTE 7:  FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Equity-Indexed products: The fair values of the Company's equity call options approximate market value and are derived using market indices, pricing assumptions and historical data.

The carrying amounts and estimated fair values at December 31, 2005 and 2004 are as follows:

                                                                                2004
                                                     2005                  (Restated note 2)
                                         --------------------------    -------------------------
                                           Carrying       Fair          Carrying        Fair
                                            Amount        Value          Amount         Value
------------------------------------------------------------------------------------------------
Bonds:
   Publicly traded                     $ 11,083,496  $ 11,093,003    $  9,301,369  $  9,565,914
   Private placements                     3,649,465     3,719,956       3,460,565     3,574,949
                                        ------------  ------------    ------------  ------------
       Total bonds                     $ 14,732,961  $ 14,812,959    $ 12,761,934  $ 13,140,863
                                        ============  ============    ============  ============

Surplus debentures - private placement $    155,067  $    165,270    $    139,307  $    141,812
                                        ============  ============    ============  ============

Preferred stock - private placement    $    491,395  $    496,352    $    233,962  $    242,693
                                        ============  ============    ============  ============

Common stocks - private placement      $     51,973  $     51,973    $     47,147  $     47,147
                                        ============  ============    ============  ============

Mortgage loans on real estate          $     31,869  $     32,775    $     32,516  $     34,011
                                        ============  ============    ============  ============

Policy loans                           $     79,525  $     89,961    $     81,151  $     84,657
                                        ============  ============    ============  ============

Derivative instruments                 $     53,189  $     53,189    $     42,141  $     42,141
                                        ============  ============    ============  ============

Investment contracts:
  Single premium deferred annuities    $ 11,222,850  $ 10,613,085    $  8,831,961  $  8,388,528
  Other deferred annuities                  660,910       632,698       1,070,437     1,031,461
  Payout annuities without life
    contingency                             762,634       747,131         736,838       722,270
  Group annuities                            86,254        83,547          89,301        85,704
                                        ------------  ------------    ------------  ------------
       Total investment contracts      $ 12,732,648  $ 12,076,461    $ 10,728,537  $ 10,227,963
                                        ============  ============    ============  ============

-------------------------------------------------------------------------------------------------

Additional data with respect to fair values of the Company's investments is disclosed in Note 3.

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

NOTE 8:  RESERVES

At December 31, 2005, the Company's annuity reserves and deposit fund liabilities that are subject to discretionary withdrawal with adjustment, subject to discretionary withdrawal without adjustment, and not subject to discretionary withdrawal provisions are summarized as follows:

                                                                                        2004
                                                                  2005            (Restated note 2)
                                                          --------------------   --------------------
                                                            Amount     Percent     Amount      Percent
-------------------------------------------------------------------------------------------------------
Subject to discretionary withdrawal with adjustment:
     With market value adjustment                        $ 4,248,818     27.4 % $ 4,229,728     32.3 %
     At book value less current surrender charge
     of 5% or more                                         6,723,723     43.5     4,933,068     37.6
                                                          -----------  -------   -----------  -------
Total with adjustment or at market value                  10,972,541     70.9     9,162,796     69.9

Subject to discretionary withdrawal without adjustment
At book value with minimal or no charge or adjustment      1,222,315      7.9     1,067,660      8.1

Not subject to discretionary withdrawal                    3,277,984     21.2     2,891,757     22.0
                                                         ------------  -------   -----------  -------
Total annuity reserves and deposit fund liabilities--
       before reinsurance                                 15,472,840    100.0 %  13,122,213    100.0 %
                                                                       =======                =======
Less reinsurance ceded                                       710,768                752,813
                                                         ------------           ------------
Net annuity reserves and deposit fund liabilities        $14,762,072            $12,369,400
                                                         ============           ============

-------------------------------------------------------------------------------------------------------

In addition, the Company's life, health and miscellaneous reserves totaled $441,104 and $431,390 respectively, at December 31, 2005 and 2004.

NOTE 9:  REINSURANCE

The Company reinsures portions of its policy risks with other insurance companies. The use of reinsurance does not discharge an insurer from liability on the insurance ceded. The insurer is required to pay in full the amount of its insurance liability regardless of whether it is entitled to or able to receive payment from the reinsurer. The Company also assumes policy risks from other insurance companies. See Note 5 for additional data with respect to reinsurance amounts with affiliated companies. The effect of reinsurance on premiums earned and benefits incurred as of December 31 were as follows:

                     Premiums Earned         Benefits Incurred
                -------------------------------------------------
                               2004                     2004
                  2005       (Restated)    2005      (Restated)
                ----------  ----------- -----------  ------------
Direct         $3,154,045   $3,225,710  $1,243,457   $   938,442
Assumed            38,135       34,360      31,259        30,967
Ceded             860,447      230,502     212,891       331,250
                ----------  ----------- -----------  ------------
Net            $2,331,733   $3,029,568  $1,061,825   $   638,159
                ==========  =========== ===========  ============

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

NOTE 9:  REINSURANCE (CONTINUED)

Amounts payable or recoverable for reinsurance on paid and unpaid claims are not subject to periodic or maximum limits. During 2005 and 2004, the Company did not write off any reinsurance balances nor commute any ceded reinsurance.

During 2005, the Company entered into a modified coinsurance agreement with an unaffiliated life insurance company to reinsure approximately $550,000 net statutory reserves of the Company's equity indexed annuity block. The transaction resulted in a ceding commission of $40,474 which was recorded to surplus. The amount of ceded reserves related to this transaction at December 31, 2005 was $582,963.

During 2004, deferred annuity reserves of $2.5 billion were recaptured by the Company. The transaction generated a one time expense of $43 million as the liabilities recaptured exceeded the assets transferred back to the company. The IMR increased by $106 million as a result of the aforementioned coinsurance recapture transaction. Under NAIC rules, the Company recaptured the unamortized IMR that had been previously released to operations in earlier years when the coinsurance transactions originally occurred. Also, under NAIC rules, the Company established an IMR for the current period gains realized by the counterparty upon transfer of assets back to the Company. IMR amortization was $6 and $1 during 2005 and 2004, respectively.

During 2003, the Company entered into coinsurance agreements with an affiliated life insurance company to cede various blocks of immediate annuities and life insurance policies. Reserves of $534 million were ceded to the affiliated reinsurer throughout 2003. The transfer of assets to the reinsurer generated $24 of capital gains which represented future amortization to the Interest Maintenance Reserve ("IMR") and were released to operating income under NAIC rules for adjustments to IMR for reinsurance transactions.

During 2002, the Company entered into three coinsurance agreements with an affiliated life insurance company. The first agreement increased the reinsurance percentage of the December 31, 2001 deferred annuity block from 42% to 48.75% and also coinsured 48.75% of deferred annuities issued between July 1, 2001 and December 31, 2001. The second agreement reinsured 100% of a single premium universal life plan code and 5% of the June 30, 2002 inforce and future new business of the Company's term plan codes. The third agreement reinsured 49% of the deferred annuity business the Company wrote in 2002 and 22% of the December 31, 2002 inforce of a whole life plan code. Under the coinsurance agreement, the investment risk of the ceded policies was transferred to the reinsurer; however, the policies will continue to be administered by the Company. The transactions resulted in total ceding commissions of $64,900, which was credited to surplus in accordance with the retroactive reinsurance treatment of in-force blocks of business. Approximately $35,390 of after tax gains were realized upon liquidation of the portfolio in connection with the coinsurance transaction. The Company released the $35,390 of current capital gains into operating income as permitted by NAIC guidance.

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

NOTE 9:  REINSURANCE (CONTINUED)

Effective December 31, 2000, the Company entered into a modified coinsurance agreement with an unaffiliated life insurance company to reinsure the net statutory reserves of the Company's immediate annuity block, which includes structured settlement annuities. The transaction resulted in a ceding commission of $30,000, which was credited to surplus in accordance with the retroactive reinsurance treatment of in-force blocks of business. The ceding commission is being amortized into income over five years. At December 31, 2005 and 2004, the Company had funds in the amount of $868,114 and $910,026 respectively, to support the reserves for the ceded policies which are maintained by the Company.

Effective December 1, 1997, the Company entered into a coinsurance contract with an unaffiliated life insurance company to cede 25% of a block of structured settlement annuity policies sold between 1987 and 1993. Under the coinsurance agreement, the investment risk of the ceded policies was transferred to the coinsurer; however, the policies will continue to be administered by the Company. The block had a statutory reserve of approximately $142,000 that was transferred to the coinsurer. The amount of ceded reserves related to this coinsurance transaction was $111,670 and $116,814 at December 31, 2005 and 2004, respectively.

Effective August 1, 1996, the Company entered into a coinsurance contract with an unaffiliated life insurance company to cede 100% of the remaining block of single premium deferred annuities that was originally sold through national investment broker dealers (the "broker SPDA block"). The broker SPDA block had a statutory reserve of approximately $951,000 that was ceded to the coinsurer. The amount of ceded reserves related to this transaction at December 31, 2005 and 2004, was $252,861 and $269,477, respectively. The transaction resulted in a ceding commission of $12,000 ($19,000 net of $7,000 tax) that was credited to a restricted surplus account. The ceding commission in the restricted surplus account is being amortized into future operating income in proportion to the annual reduction of the block's ceded reserves. During 2005 and 2004, $243 and $416 of the ceding commission, respectively, was amortized into operating income.

Approximately $9,500 (after tax) gains were realized upon liquidation of the portfolio in connection with the 1996 coinsurance transaction. The Company released the $9,500 of current capital gains, in addition to approximately $30,000 of previously recognized capital gains which were being amortized through the IMR, into operating income. As a result, surplus increased by $39,500. Prior to Codification, the release of the $39,500 from the IMR during 1996 was a practice permitted by the Maryland Insurance Administration. In 1997, in conjunction with the aforementioned IMR release, the Company established a $10,000 voluntary investment reserve funded from policyholders' surplus. The voluntary investment reserve could not be reduced until 1999 and required Maryland Insurance Administration ("MIA") permission to do so. During 2005 and 2004, upon permission from the MIA, the voluntary investment reserve was reduced by $2,500 and $300, respectively. As of December 31, 2005 and 2004, this permitted practice had the effect of increasing surplus by $9,100 and $8,600, respectively, over what it would have been had prescribed accounting practices been followed without the variances permitted by regulatory authorities.

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

NOTE 9:  REINSURANCE (CONTINUED)

No policies issued by the Company have been reinsured with a foreign company which is controlled, either directly or indirectly, by a party not primarily engaged in the business of insurance.

The Company has not entered into any reinsurance agreements in which the reinsurer may unilaterally cancel any reinsurance for reasons other than nonpayment of premiums or other similar credits.

NOTE 10:  DIVIDEND RESTRICTIONS

Under Maryland law, as it applies to the Company, any proposed payment of a dividend is classified as an "extraordinary dividend" if it, together with the aggregate fair market value of other dividends or distributions made during the preceding twelve months, exceeds 10% of adjusted capital and surplus as of the preceding December 31. No extraordinary dividends may be paid without prior approval of the Maryland Insurance Administration. At December 31, 2005 the amount available for payment of dividends during 2006 not limited by such restriction is $67,611. No dividends were paid for the years ending December 31, 2005 or 2004.

NOTE 11:  CAPITAL AND SURPLUS

Life insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. The RBC is used to evaluate the adequacy of capital and surplus maintained by an insurance company in relation to risks associated with: (i) asset risk, (ii) insurance risk, (iii) interest rate risk and (iv) business risk. The Company monitors the level of its RBC and has exceeded all of the NAIC's minimum requirements as of December 31, 2005 and 2004.

NOTE 12:  COMMITMENTS

The Company has outsourced the majority of its policy administration and information systems to two separate third party administrators. One is owned by Computer Sciences Corporation ("CSC") and the other is owned by Transaction Applications Group ("TAG"). An amended contract between the Company and CSC became effective April 1, 1999. The amended contract provided for fee increases for processing new and existing business and computer support services. The term of the new contract was for ten years. During 2002, the Company severed the contract with CSC and had moved the substantial majority of its current production and inforce books of business to TAG by December 31, 2004. The Company incurred in 2002 and paid in 2005 an exit fee of $10 million associated with terminating this arrangement.

The Company leases office space under a noncancelable operating lease that expires in 2010. This lease has renewal options through 2015 with adjustments in the renewal years. The Company also leases office furniture and office equipment under noncancelable operating leases that expire in 2006 and 2007. The Company is not involved in any material sale-leaseback transactions. During the years ended December 31, 2005 and 2004, rent expense was $2,440 and $2,415, respectively. At December 31, 2005, the minimum rental commitments for the next 5 years are as follows:

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

NOTE 12:  COMMITMENTS (CONTINUED)

                          Year ending
                           December 31:            Amount
                        -----------------        ----------
                        2006                    $    1,057
                        2007                         1,097
                        2008                         1,122
                        2009                         1,155
                        2010                         1,190
                                                 ----------
                          Total                 $    5,621
                                                 ==========

NOTE 13:  CONTINGENCIES

The Company is assessed amounts by the state guaranty funds to cover losses to policyholders of insolvent or rehabilitated insurance companies. Those mandatory assessments may be partially recovered through a reduction in future premium taxes in certain states. At December 31, 2005 and 2004, the Company has accrued $5,636 and $6,044 for guaranty fund assessments, respectively. This figure could change should any new insolvencies arise. Management reviews open insolvencies annually to decide if the guaranty fund accrual is sufficient. Future premium tax deductions are estimated at $4,478 and $3,946, respectively.

The Company is routinely engaged in litigation in the normal course of business, including defending claims for policy coverage and punitive damages. The Company believes it has defenses and intends to defend the action vigorously. In the opinion of management, such litigation is not expected to have a material adverse effect on the Company's financial position, although it is possible that the results of operations could be materially affected by an unfavorable outcome in any one annual period.

NOTE 14: SEPARATE ACCOUNTS RECONCILIATION

Information regarding the separate accounts of the Company as of and for the years ended December 31, is as follows:

                                                                 2005     2004
                                                               -----------------
Premiums, deposits, other considerations                      $ 75,000  $198,500
                                                               ========  =======

Reserves for separate accounts with assets at amortized cost  $556,762  $577,627
                                                               ========  =======
Reserves for separate accounts by withdrawal characteristics:
  Not subject to discretionary withdrawal                     $556,762  $577,627
                                                               ========  =======

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

NOTE 14: SEPARATE ACCOUNTS RECONCILIATION (CONTINUED)

The separate account contracts are immediate annuities without life contingencies and were accounted for under SSAP 52; therefore there were no transfers to/from separate accounts as of and for the year ended December 31, 2005 and 2004.

NOTE 15: RECONCILIATION OF AMOUNTS REPORTED IN THE COMPANY'S ANNUAL
         STATEMENT

Reconciling items between the Company's Annual Statement filed with regulatory authorities and these financial statements for the year ended December 31, 2005 are as follows:

                                                      2005          2004
                                                  -------------------------

                                                  $  654,022    $  720,607
Reserve adjustments                                        -       (45,698)
Reinsurance contract adjustments                      (3,126)       (1,221)
Tax adjustment                                         3,497         8,578
Derivative valuation                                   4,033             -
Unauthorized reinsurance                                   -       (20,719)
Bond investment income                                16,579         8,415
Preferred stock valuation                              1,117           534
Asset valuation reserve adjustment                       (14)           (9)
                                                   ----------   -----------
                    Total capital and surplus     $  676,108    $  670,487
                                                   ==========   ===========


                                                  $ (149,682)   $  (39,574)
Premiums                                                   -        29,155
Reserve adjustments                                  (17,593)      (50,957)
Reinsurance contract adjustment                       (1,905)       (1,001)
Change of unrealized gains/losses on derivatives      40,638        (8,164)
Commissions and expenses                                   -       (17,425)
Tax adjustment                                        (5,084)        8,578
Adoption of SSAP 93                                   (4,028)            -
Bond investment income                                 8,164         8,415
Preferred stock valuation                                583           534
Other                                                      -          (668)
                                                  -----------   -----------
                    Net loss                      $(128,907)    $  (71,107)
                                                  ===========   ===========

NOTE 16: SUBSEQUENT EVENT

On June 30, 2006, Omnia received approval from the Texas Department of Insurance for Omnia to dividend the stock of the Company and Americom to OMUSLH.

                                                                      SCHEDULE 1

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

SUPPLEMENTAL SCHEDULE OF SELECTED
STATUTORY FINANCIAL DATA

December 31, 2005
(dollars in thousands)
--------------------------------------------------------------------------------

Investment income earned:
     Government bonds                                      $   15,106
     Other bonds (unaffiliated)                               753,413
     Bonds of affiliates                                        2,339
     Preferred stocks (unaffiliated)                           19,962
     Preferred stocks of affiliates                                 -
     Common stocks (unaffiliated)                               2,233
     Common stocks of affiliates                                1,200
     Mortgage loans                                             2,281
     Real estate                                                    -
     Premium notes, policy loans and liens                      5,371
     Collateral loans                                               -
     Cash on hand and on deposit                                  200
     Short-term investments                                    11,321
     Other invested assets                                     10,244
     Derivative instruments                                    (1,904)
     Aggregate write-ins for investment income                  3,102
                                                            ----------
Gross investment income                                    $  824,868
                                                            ==========

Real estate owned (statement value less encumbrances)      $        -

Mortgage loans (statement value):
     Farm mortgages                                        $        -
     Residential mortgages                                          -
     Commercial mortgages                                      31,869
                                                            ----------
Total mortgage loans                                       $   31,869
                                                            ==========

Mortgage loans by standing (at statement value):
     Good standing                                         $   31,869
                                                            ==========
     Good standing with restructured terms                 $        -
                                                            ==========
     Interest overdue more than three months,
     not in foreclosure                                             -
                                                            ==========
     Foreclosure in process                                $        -
                                                            ==========

Other long-term assets (statement value)                   $        -
                                                            ==========
Collateral loans                                           $        -
                                                            ==========

(continued)

                                                                      SCHEDULE 1

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

SUPPLEMENTAL SCHEDULE OF SELECTED
STATUTORY FINANCIAL DATA

December 31, 2005
(dollars in thousands)
------------------------------------------------------------------------------

Bonds and stocks of parents, subsidiaries and
affiliates (statement value):
     Bonds                                               $     80,000
                                                          ============
     Preferred stocks                                    $          -
                                                          ============
     Common stocks                                       $     37,318
                                                          ============

Bonds by class and maturity:
     Bonds by maturity (statement value):
       Due within one year or less                       $  1,157,927
       Over 1 year through 5 years                          4,679,309
       Over 5 years through 10 years                        4,053,837
       Over 10 years through 20 years                       1,535,601
       Over 20 years                                        3,866,594
                                                          ------------
Total by maturity                                        $ 15,293,268
                                                          ============

     Bonds by class (statement value):
       Class 1                                           $  9,787,669
       Class 2                                              5,067,156
       Class 3                                                426,485
       Class 4                                                 11,856
       Class 5                                                    102
       Class 6                                                      -
                                                          ------------
Total by class                                           $ 15,293,268
                                                          ============

Total bonds publicly traded                              $ 11,643,803
                                                          ============
Total bonds privately placed                             $  3,649,465
                                                          ============

Surplus debentures (statement value)                     $    155,067
                                                          ============
Preferred stocks (statement value)                       $    491,395
                                                          ============
Common stocks (statement value)                          $     89,291
                                                          ============
Short term investments (statement value)                 $    560,307
                                                          ============
Options, caps & floors owned (statement value)           $     59,805
                                                          ============
Options, caps & floors written and inforce
(statement value)                                        $     (6,616)
                                                          ============
Futures contracts open (current value)                   $  1,688,911
                                                          ============
Cash on deposit                                          $     (4,086)
                                                          ============

(continued)

                                                                      SCHEDULE 1

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

SUPPLEMENTAL SCHEDULE OF SELECTED
STATUTORY FINANCIAL DATA

December 31, 2005
(dollars in thousands)
--------------------------------------------------------------------------------

Life insurance in-force :
     Industrial                                         $          -
                                                         ============
     Ordinary                                           $ 30,743,520
                                                         ============
     Credit life                                        $          -
                                                         ============
     Group life                                         $        601
                                                         ============
Amount of accidental death insurance in-force
under ordinary policies                                 $  8,575,621
                                                         ============
Life insurance policies with disability
provisions in-force:
     Industrial                                         $          -
                                                         ===========
     Ordinary                                           $  7,185,252
                                                         ===========
     Credit life                                        $          -
                                                         ===========
     Group life                                         $          -
                                                         ===========
Supplementary contracts in-force: Ordinary -
not involving life contingencies:
          Amount on deposit                             $     49,442
                                                         ===========
          Income payable                                $     17,022
                                                         ===========
     Ordinary - involving life contingencies:
          Income payable                                $      5,807
                                                         ===========
     Group - not involving life contingencies:
          Amount on deposit                             $          -
                                                         ===========
          Income payable                                $          -
                                                         ===========
     Group - involving life contingencies: -
                                                         ===========
          Income payable                                $          -
                                                         ===========
Annuities in-force:
     Ordinary:
          Immediate - amount of income payable          $    456,772
                                                         ============
          Deferred - fully paid account balance         $ 12,050,336
                                                         ============
          Deferred - not fully paid - account balance   $    402,617
                                                         ============
     Group:
          Amount of income payable                      $      3,119
                                                         ============
          Fully paid account balance                    $      3,238
                                                         ============
          Not fully paid - account balance              $    415,507
                                                         ============

(continued)

                                                                      SCHEDULE 1

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

SUPPLEMENTAL SCHEDULE OF SELECTED
STATUTORY FINANCIAL DATA

December 31, 2005
(dollars in thousands)
--------------------------------------------------------------------------------

Accident and health insurance - premiums in-force:
     Ordinary                                           $          -
                                                         ============
     Group                                              $        387
                                                         ============
     Credit                                             $          -
                                                         ============

Deposit funds and dividend accumulations:
     Deposit funds - account balance                    $      1,380
                                                         ============
     Dividend accumulations - account balance           $      5,613
                                                         ============

Claim payments 2004:
     Group Accident and Health
2005                                                    $        602
                                                         ============
2004                                                    $        682
                                                         ============
2003                                                    $        776
                                                         ============
2002                                                    $        904
                                                         ============
Other Accident & Health
2005                                                    $         78
                                                         ============
2004                                                    $         14
                                                         ============
2003                                                    $          -
                                                         ============
2002                                                    $          -
                                                         ============
     Other coverages that use development methods to
     calculate claims
        Reserves
2005                                                    $          -
                                                         ============
2004                                                    $          -
                                                         ============
2003                                                    $          -
                                                         ============
2002                                                    $          -
                                                         ============

See accompanying report of independent registered public accounting firm.

                                                                      SCHEDULE 2

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES

December 31, 2005
(dollars in thousands)
--------------------------------------------------------------------------------

Total admitted assets at December 31, 2005:                      $ 17,483,514

1. State by investment category the 10 largest exposures to a single issuer/borrower/investment, excluding (I) U.S. government, U.S. government agency securities, and those U.S. government money market funds listed in the Appendix to the SVO PURPOSES AND PROCEDURES MANUAL as exempt, (ii) property occupied by the Company, and (iii) policy loans.

                                                                   Percentage of
                                                                  total admitted
         Issuer                Investment category        Amount       assets
-------------------------------------------------------- -------- --------------
LB-UBS Commercial Mtg    MBS CMO/REMIC/Other Prvt Issued $112,693      0.645%
Trust
Bear Stearns Comm Mtg    MBS CMO/REMIC/Other Prvt Issued  110,577      0.632
Sec                      Other Debt/ Unaffiliated
SETS Trust               Domestic                         103,988      0.595
Structure Asset-Backed   Other Debt/ Unaffiliated
Link                     Domestic                         100,959      0.577
General Electric Capital Other Debt/ Unaffiliated
Corp                     Domestic                          98,908      0.566
Greenwich Capital Comm
Fdg                      MBS CMO/REMIC/Other Prvt Issued   98,317      0.562
                         Other Debt/ Unaffiliated
Prudential Holdings LLC  Domestic                          97,748      0.559
Morgan Stanley Dean
Witter Cap               MBS CMO/REMIC/Other Prvt Issued   95,698      0.547
Merrill Lynch Mtg Trust  MBS CMO/REMIC/Other Prvt Issued   95,212      0.545
DLJ Commercial Mtg Corp  MBS CMO/REMIC/Other Prvt Issued   85,026      0.486

2. State the amount and percentages of the reporting entity's total admitted assets held in bonds and preferred stocks by NAIC rating.

                  Bonds                    Amount                 Percentage
----------------------------------    ------------------     -------------------
NAIC-1                                $   9,787,669                  55.982 %
NAIC-2                                    5,067,156                  28.982
NAIC-3                                      426,485                   2.439
NAIC-4                                       11,856                   0.068
NAIC-5                                          102                   0.001
NAIC-6                                            -                       -

             Preferred Stocks              Amount                 Percentage
----------------------------------    ------------------     -------------------
P/RP-1                                $     229,495                   1.313 %
P/RP-2                                      258,400                   1.478
P/RP-3                                        3,500                   0.020
P/RP-4                                            -                       -
P/RP-5                                            -                       -
P/RP-6                                            -                       -
(continued)

                                                                      SCHEDULE 2

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES

December 31, 2005
(dollars in thousands)
--------------------------------------------------------------------------------

3. State the amounts and percentages of the reporting entity's total admitted assets held in foreign investments (regardless of whether there is any foreign currency exposure) and unhedged foreign currency exposure, including
    (i) foreign-currency-denominated investments of $- supporting insurance liabilities denominated in that same foreign currency of $- and excluding
    (ii) Canadian investments and currency exposure of $326,159 or 1.866%.

                                                       Amount       Percentage
                                                    -------------  -------------
a.     Aggregate foreign investment exposure
       categorized by NAIC sovereign rating:
     i.   Countries rated NAIC-1                     $ 1,976,817       11.307 %
     ii.  Countries rated NAIC-2                         285,905        1.635
     iii. Countries rated NAIC-3 or below                 65,581        0.375


                                                       Amount       Percentage
                                                    -------------  -------------
b.   Two largest foreign investment exposures
       to a single country, categorized by the
       country's NAIC sovereign
       rating:
     i. Countries rated NAIC-1:
          Country: Cayman Islands                      $ 553,107        3.164 %
          Country: Great Britian                         380,394        2.176

     ii. Countries rated NAIC-2:
          Country: Mexico                              $ 282,401        1.615
          Country: Kazakhstan                              3,504        0.020

     iii. Countries rated NAIC-3 or below:
          Country: Jersey Channel Isle                 $  30,000        0.172 %
          Country: Brazil                                 28,265        0.162


                                                        Amount       Percentage
                                                     -------------  ------------
c. Aggregate unhedged foreign currency exposure        $       -            -

                                                        Amount       Percentage
                                                     -------------  ------------
d.     Aggregate unhedged foreign currency
       exposure categorized by NAIC sovereign
       rating:
     i.   Countries rated NAIC-1                       $       -            - %
     ii. Countries rated NAIC-2                                -            -
     iii. Countries rated NAIC-3 or below                      -            -

(continued)

                                                                      SCHEDULE 2

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES

December 31, 2005
(dollars in thousands)
--------------------------------------------------------------------------------

                                                            Amount   Percentage
                                                          --------- ------------

e.   Two largest unhedged foreign currency exposures to
        a single country, categorized by the
        country's NAIC sovereign rating:
     i.   Countries rated NAIC-1:
          Country:                                        $       -         - %
          Country:                                                -         -
     ii.  Countries rated NAIC-2:                                 -         -
          Country:                                                -         -
          Country:                                                -         -
     iii. Countries rated NAIC-3 or below: Country:               -         -
          Country:                                                -         -

                                                            Amount   Percentage
                                                          --------- ------------
f.     List the 10 largest non-sovereign
       (i.e. non-governmental) foreign issues:

     i.   American Mobil Sa De CV                         $  77,526     0.443 %

     ii.  Barclays Bank PLC                                  65,175     0.373

     iii. Grupo Televisa S.A.                                64,840     0.371

     iv.  Petroleum Export/Cayman                            55,002     0.315

     v.   Centaur Funding                                    54,346     0.311

     vi.  France Telecom                                     53,803     0.308

     vii. Hutchison Whamp Intl LTD                           51,231     0.293

     viii.Royal Bank of Scotland PLC                         50,522     0.289

     ix.  United Utilities                                   50,403     0.288

     x.   Northern Rock PLC                                  46,892     0.268

4. Assets held in Canadian investments are less than 2.5% of the reporting entity's total admitted assets. Yes

5. Assets with contractual sales restrictions are less than 2.5% of the reporting entity's total admitted assets.

6. Assets held in equity interests are 3.315% of the reporting entity's total admitted assets.

(continued)

                                                                      SCHEDULE 2

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES

December 31, 2005
(dollars in thousands)
--------------------------------------------------------------------------------

                                                       Amount      Percentage
                                                  -------------   -------------
f. List the 10 largest equity interests:
                                                     $  54,346         0.311 %
     i.   Centaur Funding
                                                        51,973         0.297
     ii.  FHLB Atlanta Common Stock
                                                        36,809         0.211
     iii. F&G Life Insurance Co of NY
                                                        35,633         0.204
     iv.  Farm Credit Bank of Texas
                                                        25,500         0.146
     v.   Metlife
                                                        23,000         0.132
     vi.  International Lease Finance
                                                        21,000         0.120
     vii. WR Berkley Corp
                                                        20,000         0.114
     viii.Roslyn Real Est
                                                        18,000         0.103
     ix.  Principal Financial Group
                                                        18,000         0.103
     x.   Southern Cal Ed

7. Assets held in nonaffiliated, privately placed equity securities are less than 2.5% of the reporting entity's total admitted assets.

8.  The Company does not hold any general partnership interests.

9.  The Company does not hold any mortgage loans.

10. The Company does not hold any real estate.

11. State the amounts and percentages of the reporting entity's total admitted assets subject to the following types of agreements wing types of agreements.

                                                        At end of each quarter
                                       At year-end     1st        2nd       3rd
                                     --------------- --------   -------   ------

Securities lending (do not include
assets held as collateral for such   $ -       -  %  $601,238  $831,921 $684,617
transactions)
Repurchase agreements                  -       -            -         -        -

Reverse repurchase agreements          -       -            -         -        -

Dollar repurchase agreements           -       -            -         -        -

Dollar reverse repurchase agreements   -       -            -         -        -

continued)

                                                                      SCHEDULE 2

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

SUPPLEMENTAL INVESTMENT RISKS INTERROGATORIES

December 31, 2005
(dollars in thousands)
--------------------------------------------------------------------------------

12. The Company does hold warrants, not attached to other financial instruments, options, caps, and floors.

                                          Owned                 Written
                                  $       Amount       %   $     Amount        %
                                  ----------------------------------------------
i.       Hedging                               -       -              -        -
ii.      Income generation                     -       -              -        -
iii.     Other                            63,848   0.342         10,659    0.061

13. The Company does not have exposure to collars, swaps, or forwards.

14. The Company does have exposure to futures contracts.
                                                  1st Qtr    2nd Qtr    3rd Qtr
                            At year-end           Amount     Amount      Amount
--------------------------------------------------------------------------------
i.     Hedging              -          -  %                        -          -
ii.    Income generation    -          -  %                        -          -
iii.   Replications         -          -  %                        -          -
iv.    Other             97,330    0.557  %         49,301    46,484      62,544

15. The Company does not have amounts in the Write-Ins for Invested Assets category on the Summary Investment Schedule.


See accompanying report of independent registered public accounting firm.

                                                                      SCHEDULE 3

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

SUMMARY INVESTMENT SCHEDULE

December 31, 2005
(dollars in thousands)

---------------------------------------------------------------------------------------------------
                                                                                  Admitted assets
                                                                  Gross           as reported in
                                                                Investment          the statutory
Investment categories                                            Holdings            statement
------------------------------------------------------------  ----------------    -----------------
Bonds:                                                      $                 %  $                 %
    U.S. Treasury securities                                  1,076,241   6.6     1,076,241    6.6
    U.S. government agency and corporate obligations
       (excluding mortgage-backed securities):
        Issued by U.S. government agencies                       12,831   0.1        12,831    0.1
        Issued by U.S. government-sponsored agencies            393,056   2.4       393,056    2.4
    Foreign government (including Canada, excluding
        mortgage-backed securities)                               8,123   0.1         8,123    0.1
    Securities issued by states, territories, and
    possessions
        and political subdivisions in the United States:
        U.S. States and territories general obligations           4,669   0.0         4,669    0.0
        Political subdivisions of states, territories, and
        possessions and political subdivisions general
        obligations                                              17,481   0.1        17,481    0.1
        Revenue and assessment obligations                       19,951   0.1        19,951    0.1
        Industrial development and similar obligations                -     -             -      -
    Mortgage-backed securities (includes residential and
    commercial MBS):
        Pass-through securities:
           Issued or guaranteed by GNMA                           2,786   0.0         2,786    0.0
           Issued or guaranteed by FNMA and FHLMC               333,209   2.1       333,209    2.1
           All other                                                  -     -             -      -
        CMOs and REMICs:
           Issued or guaranteed by GNMA, FNMA, FHLMC or VA       55,035   0.3        55,035    0.3
           Issued by non-US Government issuers and
           collateralized by MBS issued or guaranteed by
           FNMA, FHLMC,FHLMC or GNMA
           All other                                                  -     -             -      -
Other debt and other fixed income securities (excluding
short-term):                                                  1,619,510  10.0     1,619,510   10.0
    Unaffiliated domestic securities (includes credit
    tenant
        loans rated by SVO)                                   8,576,913  52.9     8,576,913   52.9
    Unaffiliated foreign securities                           2,533,156  15.6     2,533,156   15.6
    Affiliated securities                                        80,000   0.5        80,000    0.5
Equity Interests:
    Investments in mutual funds
    Preferred stocks:                                                 -     -             -      -
        Affiliated
        Unaffiliated                                            491,395   3.0       491,395    3.0
    Publicly traded equity securities
    (excluding preferred stocks):
        Affiliated                                                    -     -             -      -
        Unaffiliated                                                  -     -             -      -
    Other equity securities:
        Affiliated                                               37,318   0.2        37,318    0.2
        Unaffiliated                                             51,973   0.3        51,973    0.3


(continued)

                                       54

                                                                      SCHEDULE 3

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

SUMMARY INVESTMENT SCHEDULE

December 31, 2005
(dollars in thousands)
-------------------------------------------------------------------------------------------------

                                                                                  Admitted assets
                                                                 Gross             as reported in
                                                               Investment          the statutory
Investment categories                                           Holdings             statement
---------------------------------------------------------   -----------------   -------------------
                                                           $                 %  $                 %
    Other equity interests including tangible personal
    property
      under leases                                                   -     -              -     -
        Affiliated                                                   -     -              -     -
        Unaffiliated
Mortgage Loans:                                                      -     -              -     -
    Construction and land development                                -     -              -     -
    Agricultural                                                     -     -              -     -
    Single-Family residential properties                             -     -              -     -
    Multifamily residential properties                               -     -              -     -
    Commercial loans                                            31,869   0.2         31,869   0.2
Real estate investments:                                             -     -              -     -
    Property occupied by company                                     -     -              -     -
    Property held for production of income (includes $-
       of property acquired in satisfaction of debt)                 -     -              -     -
    Property held for sale ($- including
       property acquired in satisfaction of debt)                    -     -              -     -
Policy Loans                                                    79,525   0.5         79,525   0.5
Receivable for securities                                       10,681   0.1         10,681   0.1
Cash, cash equivalents and short-term investments              556,221   3.4        556,221   3.4
Other invested assets                                          242,255   1.5        241,737   1.5
                                                           ------------------   ------------------
Total invested assets                                      $16,234,198 100.0 %  $16,233,680 100.0 %
                                                           ==================   ==================


See accompanying report of independent registered public accounting firm.

FIDELITY AND GUARANTY LIFE INSURANCE COMPANY

NOTE TO SUPPLEMENTAL SCHEDULES

December 31, 2005
--------------------------------------------------------------------------------

NOTE--BASIS OF PRESENTATION

The accompanying schedule 1 presents Selected Statutory-basis Financial Data as of December 31, 2005 and for the year then ended for purposes of complying with paragraph 9 of the Annual Audited Financial Reports in the General section of the National Association of Insurance Commissioners' Annual Statement Instructions. This schedule 1 agrees to or is included in the amounts reported in the Company's 2005 audited financial statement as filed with the Maryland Insurance Administration.

The accompanying schedules 2 and 3 present Supplemental Investment Risk Interrogatories and Summary Investment Schedules (the "Schedules") as of December 31, 2005 and for the year then ended for purposes of complying with the NAIC's Accounting Practices and Procedures Manual, Appendix A-001, INVESTMENTS OF REPORTING ENTITIES. The Schedules agree to or are included in the amounts reported in the Company's 2005 Statutory Audited Statement as filed with the Maryland Insurance Administration.




See accompanying report of independent registered public accounting firm.

                                     PART C

                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

     (a) FINANCIAL STATEMENTS
         FINANCIAL STATEMENTS INCLUDED IN PART B

         THE REGISTRANT

         None-has not commenced operations.

         THE DEPOSITOR

         For the period ended December 31, 2005 and for each of the two years prior thereto.

     (b) EXHIBITS
Exhibit #

1 Resolution of Board of Directors of Fidelity and Guaranty Life Insurance Company establishing Old Mutual Financial Network Separate Account VA
        (1)

2       Form of Contract Application (1)

3       (a)  Principal Underwriting Agreement (1)
        (b)  Selling Agreement (1)

4       (a)  Form of Annuity Contract
        (b)  Form of Annuity Contract Riders

5            Form of Application for Annuity Contract (1)

6       (a)  Articles of Incorporation of Fidelity and Guaranty Life Insurance
             Company (1)
        (b)  Bylaws of Fidelity and Guaranty Life Insurance Company (1)

7       N/A

8       Form of Participation Agreements (1)

9       Legal Opinion and Consent

10      Consent of Independent Registered Public Accounting Firm

11      No Financial Statements are omitted from Item 23.

12      N/A

13      N/A

(1) Incorporated by reference to the Initial Registration statement for Old Mutual Financial Network Separate Account VA, file # 333-137531, filed on September 22,2006.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

DIRECTORS AND SENIOR OFFICERS OF OM FINANCIAL LIFE INSURANCE COMPANY


NAME, AND PRINCIPAL BUSINESS ADDRESS   POSITION AND OFFICES WITH OM FINANCIAL
                                          LIFE INSURANCE

GUY V. BARKER,(1)                      Director, Chairman (2001 - Present)

BRUCE G. PARKER, JR.(2)                Director, Chief Executive Officer and
                                         President (2003 - Present)

BARRY WARD, (1)                        Director, Senior Vice President, Chief
                                         Financial Officer (2006-Present)

JOHN CLIFFORD, (1)                     Director, Senior Vice President
                                         (2001-Present)

VICTOR LUMBY, (1)                      Director, Senior Vice President, Chief
                                          Operations Officer (2005 - present)

MICHAEL A. MCGRATH, (1)                Director, Senior Vice President, General
                                          Counsel and Secretary (2002 - present)

RICHARD PRETTY, (2)                    Director.

MICHEL G. PERREAULT, (1)               Director, Senior Vice President, Chief
                                          Actuary (1994-present)

WILLIAM ROTHENBACH, (1)                Director.

JOHN M. GRADY, (3)                     Director.

TIMOTHY FOLEY, (1)                     Chief Accounting Officer

(1) Business Address:  1001 Fleet Street, Baltimore, Maryland 21202
(2) Business Address:  1117 Perimeter Center West, Atlanta, Georgia 30338
(3) Business Address:  200 Clarendon Street - 53rd Floor, Boston, Massachusetts
                       02116

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

     The assets of the Registrant, under state law, are assets of OM Financial Life Insurance Company. The discussion that follows summarizes the chain of ownership of Registrant and all subsidiaries and affiliates under common Old Mutual U.S. Life Holdings, Inc. (OMUSLH) management. OMUSLH's sister company, Old Mutual Asset Management, has approximately 30+ additional subsidiaries under its separate management that are not listed here. Old Mutual plc has hundreds of global subsidiaries in addition to those listed below that are not listed here.

OLD MUTUAL PLC (England) 100%...........................................public company listed on the
                                                                        London Stock Exchange
    OLD MUTUAL (US) HOLDINGS INC. (Delaware) 100%.......................holding company
        Old Mutual Asset Management, Inc. (Delaware) 100%...............asset management, investment advisory and mutual fund
                                                                        company.
        OLD MUTUAL U.S. LIFE HOLDINGS, INC. (Delaware) 100%.............holding company
        Old Mutual Business Services, Inc. (Delaware) 100%..............contracting company
        Lifestar Financial Network, Inc. (Delaware) 100%................insurance agency
        OMNIA LIFE INSURANCE COMPANY (Texas) 100%.......................life/annuity insurer
        Americom Life & Annuity Insurance Company (Texas) 100%..........life/annuity insurer
        OM FINANCIAL LIFE INSURANCE COMPANY (Maryland) 100%.............life/annuity insurer
             OM FINANCIAL LIFE INSURANCE COMPANY OF NEW YORK (NY) 100%..life/annuity insurer
             Fidelity and Guaranty Assignment, LLC (Maryland) 100%......structured settlement assignment company
             F&G Brokerage, Inc. (Maryland) 100%........................dormant shell
             Old Mutual Financial Network Securities, Inc.
             (Maryland) 100%............................................broker dealer

ITEM 27. NUMBER OF CONTRACT OWNERS

     Registrant has not commenced operations and no contracts have been sold as of the date of this registration statement.

ITEM 28. INDEMNIFICATION

OM Financial Life Insurance Company's by-laws provide as follows:

Indemnification

Section 1. INDEMNIFICATION OF DIRECTORS AND OFFICERS. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, to the fullest extent and under the circumstances permitted by the Annotated Code Of Maryland, Section 2-418 or any other applicable Maryland statutory or decisional law, as amended or interpreted. Such indemnification (unless otherwise ordered by a Court) shall be made as authorized in a specific case under determination that applicable standards of conduct set forth in the Annotated Code of Maryland or any other applicable Maryland statutory or decisional law, as amended or interpreted. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not and are not parties to or threatened with any such action, suit or proceeding, or (2) if such a quorum is not attainable, or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel, or (3) by the shareholders, or (4) by the Court in which such action, suit or proceeding was brought.

Section 2. OTHER RIGHTS. The foregoing right of indemnification shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under the Articles of Incorporation, these Bylaws, any agreement, vote of shareholders or disinterested directors or otherwise and shall continue as to a person who has ceased to be director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 3. ADVANCE PAYMENT OF EXPENSES. The corporation may pay expenses, including attorney's fees, incurred in defending any action, suit or proceeding referred to in Section 1 of this Article, in advance of the final disposition of such action, suit or proceeding as authorized by the directors in the specific case, upon receipt of an undertaking by or on behalf of the director or officer to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

Section 4. INSURANCE. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer or employee of the corporation or is or was serving at the request of the corporation as a director, trustee, officer or employee of another corporation, domestic or foreign, non profit or for profit, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or rising out of the status as such, whether or not the corporation would have the power to indemnify him against such liability under this Article.

Section 5.  Compliance with Federal Securities Law
Insofar as indemnification or insurance benefits for liability arising under the Securities Act of 1933 and Section 17 of the 1940 Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification and insurance benefits is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification or insurance benefits against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification or insurance benefits by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


ITEM 29. PRINCIPAL UNDERWRITER

     Old Mutual Financial Network Securities, Inc., a controlled subsidiary of OM Financial Life Insurance Company, acts as principal underwriter for variable annuity contracts issued through Old Mutual Financial Network Separate Account VA.

DIRECTORS AND OFFICERS OF OLD MUTUAL FINANCIAL NETWORK SECURITIES, INC.

                                         POSITION WITH OLD MUTUAL FINANCIAL
NAME AND PRINCIPAL BUSINESS ADDRESS            NETWORK SECURITIES, INC.
-------------------------------------   ----------------------------------------
Bruce G. Parker, Jr, (1)                Director, Chairman
D. Bruce Johnston (2)                   Director, Chief Executive Officer and
                                        President
Pat Ferrer(1)                           Director, Vice President - Sales
Richard Pretty(1)                       Director, Vice President - Marketing
Kenneth W. Reitz(2)                     Director, Secretary, Vice President -
                                        Chief Compliance Officer
Narcisco M. Almeida(1)                  Vice President - Operations
Todd Bareika(2)                         Vice President, Chief Financial Officer
Robert S. Jett, III(2)                  Assistant Secretary

(1) Business Address:  1117 Perimeter Center West, Atlanta, Georgia 30338
(2) Business Address:   1001 Fleet Street, Baltimore, Maryland 21202

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

     All accounts, books, or other documents required to be maintained by
Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant at 1001 Fleet Street, Baltimore, MD and the offices of its third party administrator at 6425 Powers Ferry Road, Atlanta, Georgia 30339.

ITEM 31. MANAGEMENT SERVICES

     Not Applicable.

ITEM 32. UNDERTAKINGS

    (a) Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

    (b) Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

    (c) Registrant hereby undertakes to deliver any Statement of Additional Information and ( any financial statement required to be made available under this Form promptly upon written or oral request.


 REPRESENTATION
        OM Financial Life Insurance Company hereby represents that the fees and charges deducted under the individual deferred variable annuity contract described in this Registration Statement in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                        7
                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Old Mutual Financial Network Separate Account VA, certifies that it has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the city of Baltimore and the State of Maryland, on the 20th day of December, 2006.

                    OLD MUTUAL FINANCIAL NETWORK SEPARATE ACCOUNT VA, REGISTRANT
                                  OM FINANCIAL LIFE INSURANCE COMPANY, DEPOSITOR

                                  By:  /s/ Guy V. Barker
                                       ---------------------------------
                                       Chairman


     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


SIGNATURE                           TITLE

/S/  GUY V. BARKER                  Chairman
------------------------

/S/  BRUCE G. PARKER, JR            Director, Chief Executive Officer and
------------------------                  President

/S/  BARRY WARD                     Director, Senior Vice President, Chief
------------------------                  Financial Officer

/S/  JOHN CLIFFORD                  Director, Senior Vice President
-----------------------

/S/  VICTOR LUMBY                   Director, Senior Vice President, Chief
------------------------                  Operations Officer

/S/  MICHAEL A. MCGRATH             Director, Senior Vice President, General
------------------------               Counsel andSecretary

/S/  RICHARD PRETTY                 Director
------------------------

/S/  MICHEL G. PERREAULT            Director, Senior Vice President, Chief
------------------------             Actuary

/S/  WILLIAM ROTHENBACH             Director
------------------------

/S/  JOHN M. GRADY                  Director
------------------------

/S/  TIMOTHY FOLEY                  Chief Accounting Officer
------------------------

All Directors' business address is 1001 Fleet St., Baltimore, MD 21202, except Bruce Parker's and Richard Pretty's business address is Old Mutual Financial Network, 1117 Perimeter Center West - 3rd Floor, Atlanta, Georgia 30338, and John Grady's business address is Old Mutual Asset Management, 200 Clarendon Street - 53rd Floor, Boston, Massachusetts 02116.

                                INDEX TO EXHIBITS
Exhibit #

4      (a)  Form of Annuity Contract
       (b)  Form of Annuity Contract Riders

9           Legal Opinion and Consent

10          Consent of Independent Registered Public Accounting Firm